                                                FILED PURSUANT TO RULE 424(b)(1)
                                                      REGISTRATION NO. 333-56777

PROSPECTUS

[LOGO OF EARLE M. JORGENSEN COMPANY]

                           EARLE M. JORGENSEN COMPANY
                               OFFER TO EXCHANGE
                     9 1/2% SENIOR NOTES DUE 2005, SERIES B
           FOR ALL OUTSTANDING 9 1/2% SENIOR NOTES DUE 2005, SERIES A


  Earle M. Jorgensen Company (the "Company") hereby offers, upon the terms and subject to conditions set forth in this Prospectus (the "Prospectus") and the accompanying Letter of Transmittal (the "Letter of Transmittal"; together with the Prospectus, the "Exchange Offer"), to exchange up to an aggregate principal amount of $105,000,000 of its 9 1/2% Senior Notes due 2005, Series B (the "Exchange Notes") for up to an aggregate principal amount of $105,000,000 of its outstanding 9 1/2% Senior Notes due 2005, Series A (the "Old Notes"). The terms of the Exchange Notes are identical in all material respects to those of the Old Notes, except for certain transfer restrictions and registration rights relating to the Old Notes. The Exchange Notes will be issued pursuant to, and entitled to the benefits of, the Indenture (as defined herein) governing the Old Notes. The Exchange Notes and the Old Notes are sometimes referred to collectively as the "Notes". The Company is the wholly owned and sole subsidiary of Earle M. Jorgensen Holding Company, Inc. ("Holding").

  The Company will accept for exchange any and all Old Notes which are properly tendered in the Exchange Offer prior to 5:00 p.m., New York City time, on September 10, 1998, unless extended by the Company in its sole discretion (the "Expiration Date"). The Expiration Date will not in any event be extended to a date later than March 10, 1999 (180 days after the initial Expiration Date). Tenders of Old Notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Expiration Date. In the event the Company terminates the Exchange Offer and does not accept for exchange any Old Notes with respect to the Exchange Offer, the Company will promptly return the Old Notes to the holders thereof. The Exchange Offer is not conditioned upon any minimum principal amount of Old Notes being tendered for exchange, but is otherwise subject to certain customary conditions. The Old Notes may be tendered only in integral multiples of $1,000.

  The Old Notes were sold by the Company on March 24, 1998 to Donaldson, Lufkin & Jenrette Securities Corporation and BT Alex. Brown Incorporated (the "Initial Purchasers") in a transaction not registered under the Securities Act of 1933, as amended (the "Securities Act"), in reliance upon an exemption under the Securities Act (the "Initial Offering"). The Initial Purchasers subsequently placed the Old Notes with qualified institutional buyers in reliance upon Rule 144A under the Securities Act and to certain purchasers pursuant to Regulation S under the Securities Act. Accordingly, the Old Notes may not be reoffered, resold or otherwise transferred in the United States unless registered under the Securities Act or unless an applicable exemption from the registration requirements of the Securities Act is available. The Exchange Notes are being offered hereunder in order to satisfy the obligations of the Company under the Registration Rights Agreement, dated March 24, 1998, by and among the Company and the Initial Purchasers in connection with the Initial Offering (the "Registration Rights Agreement"). See "The Exchange Offer."

                                                  (Cover continued on next page)

                                  -----------

  SEE "RISK FACTORS" BEGINNING ON PAGE 12 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PARTICIPANTS IN THE EXCHANGE OFFER.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
 AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                THE DATE OF THIS PROSPECTUS IS AUGUST 12, 1998.

(Continued from Cover)

  The Exchange Notes will mature on April 1, 2005. Interest on the Exchange Notes will by payable in cash semiannually on April 1 and October 1 of each year, commencing on October 1, 1998. Holders of the Exchange Notes will receive interest on October 1, 1998 from the date of initial issuance of the Exchange Notes plus an amount equal to the accrued interest on the Old Notes from the most recent date to which interest has been paid to the date of exchange thereof. The Company will not be required to make any mandatory redemption or sinking fund payment with respect to the Exchange Notes prior to maturity. The Exchange Notes will be redeemable at the option of the Company, in whole or in part, on or after April 1, 2002, at the redemption prices set forth herein, plus accrued and unpaid interest, if any, to the date of redemption. Notwithstanding the foregoing, prior to April 1, 2001, the Company may redeem from time to time up to 35% of the aggregate principal amount of the Exchange Notes originally outstanding, at a redemption price equal to 109.5% of the principal amount thereof, plus accrued and unpaid interest, if any, to the redemption date, with the net proceeds of certain issuances of common stock; provided, that at least 65% of the aggregate principal amount of the Exchange Notes originally outstanding remain outstanding immediately after the occurrence of such redemption. Upon a Change of Control (as defined herein), the Company will be required to make an offer to repurchase all outstanding Exchange Notes at 101% of the aggregate principal amount thereof, plus accrued and unpaid interest, if any, to the date of repurchase. See "Description of the Notes--Repurchase of Notes at the Option of the Holder Upon a Change of Control."

  The Exchange Notes will constitute unsecured obligations of the Company and rank pari passu in right of payment with all present and future senior unsecured indebtedness of the Company. The Exchange Notes will be effectively subordinated to the Company's Special Term Loan (as defined herein) and the New Credit Facility (as defined herein) to the extent of the value of the assets securing such indebtedness and to any additional secured indebtedness of the Company permitted under the Indenture governing the Notes. The Exchange Notes will rank pari passu in right of payment with the Old Notes. As of March 31, 1998, there was approximately $207.9 million of such secured indebtedness (including $0.7 million in letters of credit) that was effectively senior to the Notes. There is no indebtedness ranking junior to the Notes. See "Description of the Notes" and "Description of Other Indebtedness."

  Based on interpretations by the staff of the Securities and Exchange Commission (the "Commission" or "SEC"), the Exchange Notes issued pursuant to the Exchange Offer in exchange for the Old Notes may be offered for resale, resold and otherwise transferred by respective holders thereof (other than any such holder which is an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that the Exchange Notes are acquired in the ordinary course of such holder's business and such holder has no arrangement with any person to participate in the distribution of the Exchange Notes and is not engaged in and does not intend to engage in a distribution of the Exchange Notes. Notwithstanding the foregoing, each broker-dealer that receives the Exchange Notes in exchange for the Old Notes acquired for its own account as a result of market-making activities or other trading activities must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the Exchange Notes. The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer to satisfy the prospectus delivery requirements in connection with resales of the Exchange Notes. The Company has agreed that, for a period of one year after the Registration Statement is declared effective by the Commission, it will make this Prospectus available to any broker-dealer for use in connection with any such resale. See "Plan of Distribution."

  Prior to the Exchange Offer, there has been no public market for the Exchange Notes. There can be no assurance as to the liquidity of any markets that may develop for the Exchange Notes, the ability of holders to sell the Exchange Notes, or the price at which holders would be able to sell the Exchange Notes. Future trading prices of the Exchange Notes will depend on many factors, including, among other things, prevailing interest rates, the Company's operating results and the market for similar securities. Historically, the market for securities similar to the Exchange Notes, including non-investment grade debt, has been subject to disruptions that have caused substantial volatility in the prices of such securities. There can be no assurance that any market for the Exchange Notes, if such market develops, will not be subject to similar disruptions. The Initial Purchasers have advised the Company that they currently intend to make a market in the Exchange Notes offered. However, the Initial Purchasers are not obligated to do so and any market making may be discontinued at any time without notice.

  The Company will not receive any proceeds from the Exchange Offer. The Company has agreed to pay the expenses incident to the Exchange Offer. No underwriter is being used in connection with the Exchange Offer.

  Holders of the Old Notes not tendered and accepted in the Exchange Offer will continue to hold the Old Notes and will be entitled to all the rights and benefits and will be subject to the limitations applicable thereto under the Indenture and with respect to transfer under the Securities Act. See "The Exchange Offer--Consequences of Failure to Exchange."

  THE EXCHANGE OFFER IS NOT BEING MADE TO, NOR WILL THE COMPANY ACCEPT SURRENDERS FOR EXCHANGE FROM, HOLDERS OF THE OLD NOTES IN ANY JURISDICTION IN WHICH THE EXCHANGE OFFER OR ITS ACCEPTANCE WOULD NOT BE IN COMPLIANCE WITH THE SECURITIES OR BLUE SKY LAWS OF THAT JURISDICTION.

  NO PERSON IS AUTHORIZED IN CONNECTION WITH ANY OFFERING HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS OR THE ACCOMPANYING LETTER OF TRANSMITTAL, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR THE ACCOMPANYING LETTER OF TRANSMITTAL, NOR ANY EXCHANGE MADE HEREUNDER, SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

  THE EXCHANGE NOTES WILL BE AVAILABLE INITIALLY ONLY IN BOOK-ENTRY FORM. EXCEPT AS DESCRIBED UNDER "DESCRIPTION OF THE NOTES--BOOK-ENTRY; DELIVERY; FORM AND TRANSFER." THE COMPANY EXPECTS THAT THE EXCHANGE NOTES ISSUED PURSUANT TO THE EXCHANGE OFFER WILL BE REPRESENTED BY A GLOBAL NOTE (AS DEFINED HEREIN), WHICH WILL BE DEPOSITED WITH, OR ON BEHALF OF, THE DEPOSITORY TRUST COMPANY ("DTC") AND REGISTERED IN ITS NAME OR IN THE NAME OF CEDE & CO., ITS NOMINEE. BENEFICIAL INTEREST IN THE GLOBAL NOTE REPRESENTING THE EXCHANGE NOTES WILL BE SHOWN ON, AND TRANSFER THEREOF WILL BE EFFECTED THROUGH, RECORDS MAINTAINED BY DTC AND ITS PARTICIPANTS. AFTER THE INITIAL ISSUANCE OF THE GLOBAL NOTE, NOTES IN CERTIFICATED FORM WILL BE ISSUED IN EXCHANGE FOR THE GLOBAL NOTE ONLY UNDER LIMITED CIRCUMSTANCES AS SET FORTH IN THE INDENTURE. SEE "DESCRIPTION OF THE NOTES--BOOK-ENTRY; DELIVERY; FORM AND TRANSFER."

  PROSPECTIVE INVESTORS IN THE EXCHANGE NOTES ARE NOT TO CONSTRUE THE CONTENTS OF THIS PROSPECTUS AS INVESTMENT, LEGAL OR TAX ADVICE. EACH INVESTOR SHOULD CONSULT ITS OWN COUNSEL, ACCOUNTANT AND OTHER ADVISORS AS TO LEGAL, TAX, BUSINESS, FINANCIAL AND RELATED ASPECTS OF THE EXCHANGE NOTES. THE COMPANY IS NOT MAKING ANY REPRESENTATION TO ANY PROSPECTIVE INVESTOR IN THE EXCHANGE NOTES REGARDING THE LEGALITY OF AN INVESTMENT THEREIN BY SUCH PERSON UNDER APPROPRIATE LEGAL INVESTMENT OR SIMILAR LAWS.

                             AVAILABLE INFORMATION

  The Company has filed with the Commission a Registration Statement on Form S-4 (together with all amendments, exhibits, annexes and schedules thereto, the "Registration Statement") pursuant to the Securities Act, and the rules and regulations promulgated thereunder, covering the Exchange Notes being offered. This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to in the Registration Statement are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference. The Company complies with the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information filed by the Company may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549; and at the following regional offices of the Commission: 7 World Trade Center, New York, New York 10048; and 500 West Madison Street, Chicago, Illinois 60661. Copies of such material can also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549, at prescribed rates. Such material may also be accessed electronically by means of the Commission's home page on the Internet at http://www.sec.gov.

  The Company has agreed that, whether or not it is required to do so by the rules and regulations of the Commission, for so long as any of the Notes remain outstanding, it will furnish to the holders of the Notes and file with the Commission (unless the Commission will not accept such a filing) (i) all quarterly and annual financial information that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K as if the Company were required to file such forms, including a "Management's Discussion and Analysis of Financial Condition and Results of Operations" and, with respect to the annual information only, a report thereon by the Company's certified independent accountants, and (ii) all reports that would be required to be filed with the Commission on Form 8-K if the Company were required to file such reports, in each case within the time periods set forth in the Commission's rules and regulations. In addition, for so long as any of the Notes remain outstanding, the Company has agreed to make available to any prospective purchaser of the Notes or beneficial owner of the Notes in connection with any sale thereof the information required by Rule 144A(d)(4) under the Securities Act.

                          FORWARD-LOOKING STATEMENTS

  This Prospectus contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 concerning certain aspects of the business of the Company. All statements other than statements of historical facts included in this Prospectus, including, without limitation, statements regarding the issuer's future financial position, business strategy, budgets, projected costs and plans and objectives of management for future operations are forward-looking statements. These forward-looking statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those contemplated in such forward-looking statements, including, without limitation, changes in the price and supply of metal products, changes in the demand for metal products in the industries supplied by the Company, relationships with significant customers, interest rate fluctuations, the impact of environmental regulations, and general economic and business conditions. See "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to be correct. Prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The Company undertakes no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

                               PROSPECTUS SUMMARY

  The following is a summary of certain information contained elsewhere in this Prospectus and is qualified in its entirety by the more detailed information and consolidated financial statements and the related notes thereto appearing elsewhere in this Prospectus. Prospective investors are urged to read this Prospectus in its entirety and the consolidated financial statements, and the related notes included in this Prospectus before tendering the Old Notes in exchange for Exchange Notes. The Company's fiscal year ends March 31, and thus, for example, "fiscal 1998" refers to the fiscal year ending March 31, 1998. "EMJ" or the "Company" refers to Earle M. Jorgensen Company.

                                  THE COMPANY

  The Company is one of the largest independent distributors of metal products in the United States ("U.S."), providing value-added metals processing services and distributing a broad line of carbon, alloy, stainless and aluminum bar, tubing and pipe, and plate and sheet metal products. The Company sells these products to over 40,000 customers engaged in a wide variety of industries including machinery manufacturing, transportation, fabricated metal products, aerospace, oil tools, construction, shipbuilding, plastics, chemicals, petrochemicals, farm equipment, food processing, energy and environmental control. These customers are serviced through the Company's network of 25 service centers, four plate processing centers, one cutting center, one tube honing facility, three sales offices and one national merchandising office. During fiscal 1998 the Company generated revenues and EBITDA (as defined herein) of $1,050.0 million and $82.5 million, respectively.

  The Company serves its customers by providing quick product delivery, metals processing expertise and inventory management services. The Company purchases metals from primary producers and sells these metals in smaller quantities to a wide variety of end users, generally within 24 hours from receipt of an order. During fiscal 1998, the Company handled approximately 8,100 sales transactions per business day, an average of $510 per transaction. EMJ processes most of the metals it sells by cutting to length, burning, sawing, honing, shearing, grinding, polishing, and performing other similar services, all to customer specifications.

  In late fiscal 1997, the Company appointed a new Chief Executive Officer and developed and began to implement a plan to restructure and realign its operations and reduce its workforce. Since March 1997, the Company has closed four domestic service centers, while continuing to service the markets of those facilities from service centers in adjoining territories. In addition, the Company has sold two foreign subsidiaries which generated operating losses of $2.9 million during the three years ended March 31, 1998. Since December 31, 1996, the Company's workforce has decreased approximately 15%, from approximately 2,600 on December 31, 1996 to approximately 2,200 on March 31, 1998. In the aggregate, the Company believes that it has reduced its cost structure by approximately $17 million since commencement of its restructuring plan. The Company also instituted a new management incentive compensation plan to provide bonuses to branch managers based on the achievement of certain branch operating and corporate financial objectives.

  The Company is currently engaged in a reengineering program emphasizing process improvements including: (i) pursuing sales to new and existing customers utilizing management information systems that provide improved customer and market data and (ii) further implementing cost savings through reductions in delivery and inventory handling expenses and through other efficiency realizations.

  The Company's restructuring plan has resulted in, and the reengineering program is expected to continue, a downward trend in operating expense ratios.

  According to industry sources, the U.S. metals distribution and processing industry generated $40 billion in revenues in 1996. Metals service centers are able to purchase, store, process and deliver metals to end users in a more efficient and cost-effective manner than end users could achieve by dealing directly with a primary metals producer. In particular, outsourcing of pre-production processing services by end users to service centers and processors saves time, space, labor and inventory expenses. The Company believes that the metals service center industry will continue to be driven by four primary trends: (i) increased demand for value-added services, (ii) increased outsourcing of processing by domestic manufacturers, (iii) a shift by customers to fewer and larger suppliers, and (iv) consolidation of industry participants.

                             COMPETITIVE STRENGTHS

  The Company believes that the following factors contribute to its success in the metals distribution industry:

  Market Position. The Company is among the largest independent distributors of metal products in the U.S. The Company believes that its broad product offerings, with a specialization in higher margin bar and tubing (as compared to flat-rolled products), have enabled it to maintain its position among the market leaders and achieve gross margins that are among the highest for comparable publicly-traded metals distribution companies. The Company is among the largest purchasers of steel in the U.S. and has developed long-term relationships with numerous metals producers, resulting in access to a wide variety of metals and new product and service ideas. Because the Company purchases large volumes of metals, it is able to achieve economies of scale in purchasing. Furthermore, the Company believes that its salesforce is among the most experienced in the industry.

  Network of Strategically Located Facilities. The Company's service centers are strategically located throughout North America, generally within one day's delivery time to almost all U.S. manufacturing centers. The Company believes that its network of strategically located facilities positions it to increase sales to national customers that currently buy metals from various suppliers in different locations. The Company's facilities serve more than 40,000 customers, with no single customer accounting for more than three percent of the Company's gross revenues. Such diversification reduces the Company's vulnerability to the financial or economic weakness of particular customers, industries or regions.

  Service and Product Selection. The Company specializes in higher gross margin bar and tubing products that are not commonly sold directly by steel and aluminum producers in small quantities. The Company serves the needs of its customers by carrying a broad range of shapes and sizes in its core product areas in large quantities, which allows the Company to deliver orders to customers typically within 24 hours from receipt of an order. Each of the Company's service centers strives to be a market leader in the Company's core product lines in its geographic area. The Company benefits from an excellent reputation for quality and service built over its 75 years in operation and has received numerous quality and service awards from its customers. The Company was among the first in the metals distribution industry to receive multi-site ISO 9002 certification and had the first metals service center to receive QS 9000 certification established by the automobile industry.

  Management Information Systems and Inventory Practices. The Company has invested significant resources to upgrade its management information and financial reporting system. The Company's current system, which was brought on line in February 1995, provides an internal benchmarking system to track profitability by customer and product type. The Company believes that this information system will assist management in its efforts to purchase more effectively, reallocate inventory among different locations and improve customer service through better order reference data. The Company tailors its inventory at each service center to the specific customer requirements of the particular market served.

  Reduced Cost Structure and Economies of Scale. The Company believes that the closure or sale of underperforming assets, the reduction in its workforce and other restructuring initiatives have improved the Company's cost structure by approximately $17 million. The Company believes that it will be better able to withstand an economic downturn as a result of its cost reduction initiatives. In addition, because of the Company's large size and scope of operations, its fixed costs are spread across a large base of sales.

  Experienced Management with Equity Ownership. The Company's executives and other members of its management have substantial experience in the metals industry. In addition, the Company's employees directly, and indirectly through the Earle M. Jorgensen Employee Stock Ownership Plan (the "ESOP"), own in the aggregate approximately 35.3% (28.8% on a diluted basis) of the outstanding common stock of Holding (the "Holding Common Stock") as of March 31, 1998.

                         OPERATING AND GROWTH STRATEGY

  The Company's primary business goal is to improve its operating profits while expanding its market share. Its operating and growth strategy consists of the following elements:

  Continue Cost Reductions and Productivity Improvements. The Company is currently implementing a reengineering program to improve profitability and realize cost savings through continued reductions in delivery and inventory handling expenses and through other efficiency realizations. The Company seeks to increase asset and employee productivity and to further decrease unit costs through initiatives intended to increase volume, thereby taking advantage of economies of scale. The Company has made and will continue to make investments in its management information system to increase the efficiency of the Company and assist it in identifying additional areas for operational improvement. In addition, the Company has instituted a new management incentive compensation plan to provide incentives to branch management that are based on branch operating achievements and corporate financial objectives.

  Focus on Higher Gross Margin Value-Added Products and Services. The Company seeks to maintain its gross margins and to expand its market share by (i) making sales from inventory with value-added services as often as possible, since such sales generally generate higher gross margins and (ii) providing inventory management and timely delivery services. Since the mid-1980's, the Company has shifted its product mix away from commodity-like products such as flat-rolled steel and has increased its sales of specialty products such as carbon, alloy, stainless and aluminum bar and tubing that generally afford higher gross margins. Although the Company continues to sell steel and aluminum sheet products, it does so primarily in niche markets or as a service to important customers that are significant purchasers of other higher gross margin products.

  Realize Efficiencies from Management Information System Investments. The Company believes that continuing enhancements to the Company's management information system will assist the Company in its initiatives to achieve further cost savings and enable it to handle a larger number of orders. Planned improvements in the Company's management information system include: (i) an improved order processing system which will allow its salespersons to access customer history and to improve order throughput, (ii) a warehouse automation system to better control inventory and shipment logistics, (iii) upgraded financial reporting, planning and sales and gross profit analysis systems, and
(iv) document imaging technology to facilitate processing, storage and retrieval of transactional data. These and other enhancements should assist the Company's efforts to improve the information available to management in its initiatives to improve customer service, optimize inventory levels and achieve greater operational efficiencies.

  The principal executive offices of the Company are located at 3050 East Birch Street, Brea, California 92821, and its telephone number is (714) 579-8823. Affiliates of Kelso & Company ("Kelso") hold approximately 63.2% of the outstanding shares of the Holding Common Stock. Kelso is a merchant banking firm located in New York City.

                          THE REFINANCING TRANSACTIONS

  The net proceeds received by the Company from the sale of the Old Notes and the Special Term Loan were approximately $199.5 million, after deduction of underwriting discounts and commissions but before payment by the Company of other related fees and expenses of the Initial Offering and the Special Term Loan.

  Concurrently with the closing of the Initial Offering, the Company entered into a loan agreement (the "Special Term Loan") with DLJ Capital Funding, Inc., as syndication agent, Donaldson Lufkin & Jenrette Securities Corporation and BT Alex. Brown Incorporated, as arrangers, and Fleet Bank, N.A. as administrative agent, and the lenders party thereto, pursuant to which the Company borrowed $100.0 million. The net proceeds of the Special Term Loan were used, together with the proceeds from the Initial Offering and the New Credit Facility, to refinance existing indebtedness and to pay related transaction fees and expenses as described herein.

  Concurrently with the closing of the Initial Offering, the Company replaced its revolving Credit Facility (the "Credit Facility") with a new revolving credit facility pursuant to a credit agreement with a group of banks (the "New Credit Facility" and together with the Credit Facility (the "Revolving Credit Facility")). The New Credit Facility provides up to $220.0 million in revolving credit and letter of credit availability secured by a pledge of the Company's inventory and accounts receivable. See "Description of Other Indebtedness." The replacement of the Credit Facility with the New Credit Facility is referred to as the "Bank Refinancing."

  The net proceeds of the Initial Offering, the Special Term Loan and the New Credit Facility were used to (i) redeem $155.0 million in aggregate principal amount of the Company's outstanding 10 3/4% Senior Notes (the "10 3/4% Notes") together with premium and accrued interest thereon to the date of redemption,
(ii) prepay approximately $5.1 million in aggregate principal amount of purchase money indebtedness, including premium and accrued interest thereon, and (iii) pay a dividend to Holding in the amount of approximately
$45.4 million which enabled Holding to (x) prepay $40.0 million in principal amount of its senior indebtedness (the "Holding Notes") (which were issued as interest paid in kind on the Holding Notes), and (y) pay approximately
$5.4 million of interest accrued as of March 24, 1998 on the Holding Notes (collectively, the "Holding Prepayment"). The Holding Notes are owned by an affiliate of Kelso. The Initial Offering, the Holding Prepayment and the Bank Refinancing are referred to collectively as the "Refinancing Transactions."

                               THE EXCHANGE OFFER

The Exchange Notes.......... The forms and terms of the Exchange Notes are identical in all material respects to the terms of the Old Notes for which they may be exchanged pursuant to the Exchange Offer, except for certain transfer restrictions and registration rights relating to the Old Notes and except for certain interest provisions relating to the Old Notes described below under "Terms of the Exchange Notes."

The Exchange Offer.......... The Company is offering to exchange up to
                             $105,000,000 aggregate principal amount of its 9 1/2% Senior Notes due 2005, Series B (the "Exchange Notes") for up to $105,000,000 aggregate principal amount of its outstanding 9 1/2% Senior Notes due 2005, Series A (the "Old Notes"). Old Notes may be exchanged only in integral multiples of $1,000.

Expiration Date;
 Withdrawalof Tender........
                             The Exchange Offer will expire at 5:00 p.m., New York City time, on September 10, 1998, or such later date and time to which it is extended by the Company. The tender of Old Notes pursuant to the Exchange Offer may be withdrawn at any time prior to the Expiration Date. Any Old Notes not accepted for exchange for any reason will be returned without expense to the tendering holder thereof as promptly as practicable after the expiration or termination of the Exchange Offer.

No Minimum Condition........ The Exchange Offer is not conditioned upon any minimum amount of Old Notes being tendered for Exchange.

Certain Conditions to the
 Exchange Offer.............
                             The Exchange Offer is subject to certain customary conditions, which may be waived by the Company. See "The Exchange Offer--Certain Conditions to the Exchange Offer." The Company currently expects that each of the conditions will be satisfied and that no waivers will be necessary.

Procedures for Tendering     Each holder of the Old Notes wishing to accept
 Old Notes.................. the Exchange Offer must complete, sign and date the Letter of Transmittal (or facsimile thereof) in accordance with the instructions contained herein and therein, and mail or otherwise deliver the Letter of Transmittal (or the facsimile), or (in the case of a book-entry transfer) an Agent's
                             Message (as defined herein) in lieu of the Letter of Transmittal, and any other required documentation to the Exchange Agent (as defined herein) at one of the addresses set forth herein prior to the Expiration Date. In addition, prior to the Expiration Date, either (a) certificates for tendered Old Notes must be received by the Exchange Agent at such address, or (b) the Old
                             Notes must be transferred pursuant to the procedures for book-entry transfer described below (and a confirmation of the tender received by the Exchange Agent, including an Agent's
                             Message if the tendering holder has not delivered a Letter of Transmittal). By executing the Letter of Transmittal, each holder will represent to the Company that, among other things, (i) any Exchange Notes to be received by it will be acquired in the ordinary course of its business,
                             (ii) it has no arrangement with any person to participate in the distribution of the Exchange
                             Notes, and (iii) it is not an "affiliate," as defined in Rule 405 of the Securities Act, of the Company or, if it is an affiliate, it will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable. See "The Exchange Offer--
                             Procedures for Tendering" and "Plan of
                             Distribution."

Interest on the Exchange     The Exchange Notes will bear interest at the rate
 Notes...................... of 9 1/2% per annum, payable semi-annually on
                             April 1 and October 1, commencing October 1,
                             1998. Holders of the Exchange Notes will receive interest on October 1, 1998 from the date of initial issuance of the Exchange Notes, plus an amount equal to the accrued interest on the Old
                             Notes from the most recent date to which interest has been paid to the date of exchange thereof.
                             Interest on the Old Notes accepted for exchange will cease to accrue upon issuance of the Exchange Notes.

Special Procedures for
 Beneficial Owners..........
                             Any beneficial owner whose Old Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender the Old Notes in the Exchange Offer should contact the registered holder promptly and instruct the registered holder to tender on the beneficial owner's behalf. If the beneficial owner wishes to tender on the owner's own behalf, such owner must, prior to completing and executing the Letter of Transmittal and delivering the Old Notes, either make appropriate arrangements to register ownership of the Old Notes in the owner's name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time and may not be able to be completed prior to the Expiration Date. See "The Exchange Offer-- Procedures for Tendering."

Guaranteed Delivery          Holders of the Old Notes who wish to tender their
 Procedures................. Old Notes and whose Old Notes are not immediately available or who cannot deliver their Old Notes, the Letter of Transmittal or any other documents required by the Letter of Transmittal to the Exchange Agent, or who cannot complete the procedure for book-entry transfer on a timely basis and deliver an Agent's Message in lieu of the Letter of Transmittal, prior to the Expiration Date, must tender their Old Notes according to the guaranteed delivery procedures set forth in "The Exchange Offer--Guaranteed
                             Delivery Procedures."

Acceptance of Old Notes and
 Delivery of Exchange
 Notes......................
                             The Company will accept for exchange any and all Old Notes which are properly tendered in the Exchange Offer prior to 5:00 p.m., New York City time, on the Expiration Date. The Exchange Notes issued pursuant to the Exchange Offer will be delivered promptly following the Expiration Date. See "The Exchange Offer--Acceptance of Old Notes for Exchange; Delivery of Exchange Notes."

Consequences of Failure to   Holders of the Old Notes who do not tender their
 Exchange................... Old Notes in the Exchange Offer will continue to hold such Old Notes and will be entitled to all the rights and limitations applicable thereto under the Indenture dated as of March 24, 1998 between the Company and United States Trust
                             Company of New York, as trustee (the "Trustee") relating to the Old Notes and the Exchange Notes
                             (the "Indenture"), except for any such rights under the Registration Rights Agreement (as defined herein) that by their terms terminate or cease to have further effectiveness as a result of the making of, and the acceptance for exchange of all validly tendered Old Notes pursuant to the Exchange Offer. Holders of Old Notes who do not exchange their Old Notes for Exchange Notes pursuant to the Exchange Offer will continue to be subject to the restrictions on transfer of such Old Notes as set forth in the legend therein as a consequence of the offer or sale of the Old
                             Notes pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws. In general, the Old Notes may not be offered or sold, unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. The Company does not currently anticipate that it will register the Old Notes under the Securities Act. To the extent that Old
                             Notes are tendered and accepted in the Exchange
                             Offer, the trading market for untendered or tendered but unaccepted Old Notes could be adversely affected. See "The Exchange Offer--
                             Consequences of Failure to Exchange."

Registration Requirements... The Company has agreed to use its best efforts to consummate by September 11, 1998 the registered Exchange Offer pursuant to which holders of the Old Notes will be offered an opportunity to exchange their Old Notes for the Exchange Notes which will be issued without legends restricting transfer. In the event that applicable interpretations of the staff of the Commission do not permit the Company to effect the Exchange Offer or in certain other circumstances, the Company has agreed to file a shelf registration statement covering resales of the Old Notes (the "Shelf Registration Statement") and to use its best efforts to cause the Shelf Registration Statement to be declared effective under the Securities Act and, subject to certain exceptions, keep the Shelf Registration Statement effective until two years after its effective date.

Certain U.S. Federal Income
 Tax Considerations.........
                             For a discussion of certain federal income tax considerations relating to the exchange of the Exchange Notes for the Old Notes, see "Certain U.S. Federal Income Tax Consequences."

Use of Proceeds............. There will be no proceeds to the Company from the exchange of the Old Notes pursuant to the Exchange Offer.

Exchange Agent.............. United States Trust Company of New York is the
                             Exchange Agent. The address and telephone number of the Exchange Agent are set forth in "The Exchange Offer--Exchange Agent."

                          TERMS OF THE EXCHANGE NOTES

  The form and terms of the Exchange Notes are the same as the form and terms of the Old Notes except that the Exchange Notes are registered under the Securities Act and, therefore, will not bear legends restricting the transfer thereof. See "Description of the Exchange Notes."

Exchange Notes.............. $105 million aggregate principal amount of 9 1/2%
                             Senior Notes due 2005, Series B of the Company.

Maturity Date............... April 1, 2005.

Interest Payment Dates...... April 1 and October 1, commencing October 1,
                             1998.

Ranking..................... The Exchange Notes constitute unsecured obligations of the Company and rank pari passu in right of payment with all present and future senior unsecured indebtedness of the Company. The Exchange Notes will be effectively subordinated to borrowings under the Special Term Loan, which is secured by a first priority lien on a substantial portion of the existing and future acquired unencumbered property, plant and equipment of the Company, and the Company's New Credit Facility, which is secured by a first priority lien on all of the inventory and accounts receivable of the Company, to the extent of the value of the assets securing such senior secured indebtedness and to any additional secured indebtedness of the Company permitted under the Indenture governing the Exchange Notes. As of March 31, 1998, the Company had approximately $207.9 million of such secured indebtedness (including $0.7 million in letters of credit) that was effectively senior to the Notes. See "Description of the Notes--General" and "Description of Other Indebtedness."

Optional Redemption......... The Exchange Notes will be redeemable at the option of the Company, in whole or in part, on or after April 1, 2002, at the redemption prices set forth herein, plus accrued and unpaid interest, if any, to the date of redemption. Notwithstanding the foregoing, prior to April 1, 2001, the Company may redeem from time to time up to 35% of the aggregate principal amount of the Exchange Notes originally outstanding at a redemption price equal to 109.5% of the principal amount thereof, plus accrued and unpaid interest, if any, to the redemption date, with the net proceeds of certain issuances of common stock by the Company (or of Holding to the extent such net proceeds are contributed as a capital contribution in exchange for common stock of the Company); provided, that at least 65% of the aggregate principal amount of the Exchange Notes originally outstanding remain outstanding immediately after the occurrence of such redemption. See "Description of the Notes-- Optional Redemption."

Change of Control........... Upon a Change of Control, the Company will be required to offer to repurchase all outstanding Exchange Notes at 101% of the aggregate principal amount thereof, plus accrued and unpaid interest, if any, to the date of repurchase. Certain transactions involving a change in ownership among the current stockholders of Holding will not be deemed to constitute a Change of Control. See "Description of the Notes--Repurchase of Exchange Notes at the Option of the Holder Upon a Change of Control."

Certain Covenants........... The Indenture contains certain covenants with respect to the Company that limit the ability of the Company to, among other things, (i) incur additional Indebtedness (as defined herein),
                             (ii) pay dividends or make other distributions,
                             (iii) make certain investments, (iv) create certain liens, (v) sell certain assets, (vi) enter into certain transactions with affiliates, and (vii) enter into certain mergers or consolidations involving the Company. See "Description of the Notes--Certain Covenants."

  For additional information regarding the Exchange Notes, see "Description of the Notes."

                                  RISK FACTORS

  See "Risk Factors" for a discussion of certain matters that should be considered before tendering the Old Notes in exchange for the Exchange Notes.

                             SUMMARY FINANCIAL DATA

  The summary financial data set forth below with respect to the Company's statement of operations for each of the three years in the period ended March 31, 1998, and with respect to the Company's balance sheet as of March 31, 1998 are derived from the consolidated financial statements which are included elsewhere in this Prospectus and which have been audited by Ernst & Young LLP, independent auditors, as indicated in their report included elsewhere in this Prospectus. The statement of operations data for the years ended March 31, 1994 and 1995 are derived from consolidated financial statements audited by Ernst & Young LLP which are not included herein. The data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements of the Company and the related notes thereto included elsewhere in this Prospectus.

                                          YEAR ENDED MARCH 31,
                          --------------------------------------------------------
                            1994       1995        1996        1997        1998
                          --------  ----------  ----------  ----------  ----------
                                         (DOLLARS IN THOUSANDS)
STATEMENT OF OPERATIONS
 DATA:
Revenues................  $843,380  $1,022,884  $1,025,659  $1,023,565  $1,050,005
Gross profit............   249,758     305,909     261,021     280,739     294,624
Operating expenses
 exclusive of
 restructuring,
 consolidation and other
 non-recurring charges..   222,750     247,184     245,619     245,826     225,019
Restructuring,
 consolidation and other
 non-recurring charges..     1,282         715      12,776      20,088       2,838
Income from operations..    25,726      58,010       2,626      14,825      66,767
Extraordinary loss......       --          --          --          --        9,075
Net income (loss).......    (4,306)     19,919     (29,311)    (26,556)     15,760
Pro forma net income
 (1)....................                                                    18,368
                                                                          AS OF
                                                                        MARCH 31,
                                                                           1998
                                                                        ----------
                                                                         (DOLLARS
                                                                            IN
                                                                        THOUSANDS)
BALANCE SHEET DATA:
Working capital...................................................      $  156,500
Net property, plant and equipment.................................         106,643
Total assets......................................................         443,821
Long-term debt (including current portion)........................         312,234
Stockholder's equity (deficit)....................................         (36,919)
                                          YEAR ENDED MARCH 31,
                          --------------------------------------------------------
                            1994       1995        1996        1997        1998
                          --------  ----------  ----------  ----------  ----------
                                         (DOLLARS IN THOUSANDS)
OTHER DATA:
EBITDA (2)..............  $ 51,538  $   88,678  $   40,404  $   45,424  $   82,497
Cash flows provided by
 (used in) operating
 activities.............    (4,240)    (15,201)     70,118      (5,951)     36,602
Cash flows provided by
 (used in) investing
 activities.............       490     (10,352)    (16,105)       (680)      7,555
Cash flows provided by
 (used in) financing
 activities.............    14,701      23,384     (38,745)      4,838     (44,515)
Net cash interest
 expense (3)............    26,457      31,592      37,310      37,747      39,993
Pro forma net cash
 interest expense (4)...                                                    37,649
Capital expenditures....  $ 12,371  $   16,177  $   16,658  $    4,449  $    7,264
Ratio of earnings to
 fixed charges (5)......       --         1.58x        --          --         1.54x
Pro forma ratio of
 earnings to fixed
 charges (6)............                                                      1.64x
Dividends paid (7)......  $  5,898  $    3,654  $   22,289  $    5,552  $   56,888

                                                       (Notes on following page)

--------------------
(1) "Pro forma net income" reflects the change in interest expense, including the amortization of debt issue costs, and resulting tax consequences from such changes, assuming the Refinancing Transactions were consummated on April 1, 1997, and the indebtedness of the Company was as shown in the Capitalization table.
(2) "EBITDA" represents income from operations before net interest expense, taxes, depreciation, amortization, non-cash ESOP expense and certain other expenses, as shown in the table below. EBITDA is presented because management believes that it provides an important measure of the Company's debt service ability. The Company's management believes that EBITDA, while providing useful information, should not be considered in isolation or as a substitute for consolidated statement of operations and cash flows data prepared in accordance with generally accepted accounting principles. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

                                             YEAR ENDED MARCH 31,
                                    -------------------------------------------
                                     1994     1995     1996     1997     1998
                                    -------  -------  -------  -------  -------
                                            (DOLLARS IN THOUSANDS)
   Income from operations.......... $25,726  $58,010  $ 2,626  $14,825  $66,767
   Depreciation and amortization
    (a)............................  14,680   14,135   12,022   10,620    9,475
   Non-cash ESOP expense (b).......   6,005    7,694    3,401    3,102    2,788
   LIFO charge (credit)............   3,629    7,558    9,710   (3,491)     349
   FAS 106 adjustments.............    (268)    (360)    (256)     280      280
   Consolidation expense...........   1,282      715      --       --       --
   Debt forgiveness................     484       51      --       --       --
   Lease termination fees..........     --       875      125      --       --
   Restructuring charges...........     --       --     3,571   15,638    2,838
   Fixed asset write-downs or
    write-offs.....................     --       --     9,205    4,450      --
                                    -------  -------  -------  -------  -------
   EBITDA.......................... $51,538  $88,678  $40,404  $45,424  $82,497
                                    =======  =======  =======  =======  =======

  --------------------
  (a) Depreciation and amortization excludes amortization of debt issues costs aggregating $2,040, $2,117, $2,144, $2,144 and $1,757 for the
      fiscal years ended March 31, 1994, 1995, 1996, 1997 and 1998, respectively, and debt issue costs of $550 written off in connection with an amendment to the Company's revolving loan agreement in 1996, reflected in the Company's consolidated statements of operations as interest expense.
  (b) Non-cash ESOP expense represents the amount of ESOP expense charged to operations that were or will be paid in the form of Holding's equity securities.
(3) Net cash interest expense represents net interest expense, including interest expense associated with borrowings against cash surrender value of life insurance policies maintained by the Company, adjusted to exclude (i) the amortization and write-off of debt issue costs (see Note 2(a) above) and bond discount and (ii) accrued interest.
(4) Pro forma net cash interest expense represents estimated cash interest expense assuming consummation of the Refinancing Transactions had occurred as of the first day of April 1997. The pro forma net cash interest expense calculation is based on indebtedness as shown in the Capitalization table. Annual interest rates used in this calculation are the rates payable by the Company on its indebtedness for the year ended March 31, 1998: 7.56% on industrial revenue bond indebtedness, 7.65% on the New Credit Facility (the pro forma weighted average rate on the Credit Facility borrowings (which reflects the lower interest rate structure under the New Credit Facility) for the year ended March 31, 1998), 8.94% on the Special Term Loan and 9.50% on the Notes. Pro forma cash interest expense includes interest expense of $9,354 in respect of life insurance policy loans payable at the rate of 11.76% per annum. Life insurance policy loans do not constitute indebtedness of the Company and are not shown in the Capitalization table. Pro forma net cash interest expense does not include amortization of the debt issuance costs related to the New Credit Facility, the Special Term Loan and the Notes, which would amount to approximately $1,368 for fiscal 1998 on a pro forma basis.
(5) In computing the ratio of earnings to fixed charges, "earnings" represents pre-tax income (loss) plus fixed charges except capitalized interest, if any. "Fixed charges" represents interest whether expended or capitalized, debt cost amortization, and 33% of rent expense, which is representative of the interest factor. Earnings were sufficient to cover fixed charges for the fiscal years ended March 31, 1995 and 1998. Earnings were insufficient to cover fixed charges for the fiscal years ended March 31, 1994, 1996 and 1997 by $4,306, $38,248 and $26,055, respectively.
(6) "Pro forma ratio of earnings to fixed charges" reflects the change in interest expense, including the amortization of debt issue costs, assuming the Refinancing Transactions were consummated on April 1, 1997, the indebtedness of the Company was as shown in the Capitalization Table and the interest rates on the Company's indebtedness were as stated in note (4) above.
(7) Dividends paid include the Holding Prepayment of $45,419 and dividends to Holding in connection with Holding's repurchasing of its capital stock from terminated employees. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

                                 RISK FACTORS

  In addition to other information contained in this Prospectus, investors should consider carefully the following specific risk factors, as well as the other information set forth in this Prospectus, before tendering the Old Notes in exchange for the Exchange Notes.

SUBSTANTIAL LEVERAGE; ABILITY TO SERVICE DEBT DEPENDENT ON FUTURE PERFORMANCE AND FACTORS OUTSIDE COMPANY CONTROL

  The Company is highly leveraged. As of March 31, 1998, EMJ and its subsidiaries had total debt (including current maturities) of approximately $312.2 million and a percentage of total debt to total capitalization of approximately 114.0%. See "Capitalization." In addition, EMJ may, subject to certain restrictions, incur further indebtedness from time to time to finance expansion or for other purposes through acquisitions or capital leases. As of March 31, 1998, the Company's Fixed Charge Coverage Ratio (as defined in the Indenture) was 2.02 to 1. The Company is prohibited by the Indenture from incurring additional indebtedness other than Permitted Indebtedness (as defined in the Indenture), unless the Fixed Charge Coverage Ratio is greater than 2.0 to 1. See also, "--Restrictions Imposed by Lenders."

  The Company's leverage could have important consequences to the holders of the Exchange Notes, including: (i) the Company's ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, refinancing or other purposes will be impaired, (ii) a substantial portion of the Company's cash flow from operations must be dedicated to the payment of debt service (principal and interest) on its indebtedness and will not be available for other purposes, (iii) the Company's leverage will increase its vulnerability to economic downturns and limit its ability to withstand adverse economic conditions, and (iv) the Company's ability to capitalize on significant business opportunities and to respond to competition may be limited. See "Management's Discussion and Analysis of Financial Condition and Results of Operation--Liquidity and Capital Resources."

  The Company experienced net losses of approximately $29.3 million and $26.6 million for fiscal 1996 and 1997, respectively, principally as a result of interest payments on indebtedness and certain restructuring, consolidation and other non-recurring charges. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

DEFICIT OF EARNINGS TO FIXED CHARGES; DEBT SERVICE; CONSEQUENCES OF FAILURE TO SERVICE DEBT

  Due to the Company's substantial indebtedness, a significant portion of the Company's cash flow from operations is required for debt service. The Company's earnings were insufficient to cover fixed charges by approximately $38.2 million and $26.1 million in fiscal 1996 and 1997, respectively. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

  However, on a pro forma basis, after giving effect to the Refinancing Transactions and the application of the proceeds therefrom as described herein, the Company's earnings would have covered fixed charges by 1.64 times in fiscal 1998. This pro forma fixed charge coverage ratio was calculated (i) assuming that the Notes bear interest at 9.50%, the Special Term Loan bears interest at 8.94% and borrowings under the New Credit Facility bear interest at 7.65%, (ii) assuming the indebtedness outstanding would have been in the amounts set forth in the Capitalization table, and (iii) replacing existing debt issuance cost amortization with estimated new debt issuance costs of $8.6 million amortizable over the life of the respective indebtedness resulting in a reduction in interest expense of approximately $0.4 million in fiscal 1998. See footnote (5) to "Selected Historical Consolidated Financial Data" for the definitions of "earnings" and "fixed charges."

  The Company's ability to meet its debt service and other obligations will depend upon its future performance, which will be affected by prevailing economic and competitive conditions and other factors, some of which are beyond the control of the Company. The Company's ability to meet its debt service obligations also may be affected by changes in prevailing interest rates, as the Special Term Loan and borrowings under the New Credit Facility bear interest at floating rates. There can be no assurance that the Company will be able to meet its debt service and other obligations. However, the Company's annual debt service obligations until March 24, 2003 (when the New Credit Facility matures) will be primarily limited to interest payments on the Notes, the Special Term Loan, the New Credit Facility and outstanding industrial revenue bonds, and to principal payments of $1.0 million per year on the Special Term Loan and to principal payments on outstanding industrial revenue bonds of approximately $0.5 million in fiscal years 1999 and 2000, $1.4 million in fiscal years 2001 through 2004 and $6.2 million in the aggregate thereafter through 2010.

RISK OF PRINCIPAL REPAYMENT; ABILITY TO REPAY THE NOTES WILL BE DEPENDENT ON REFINANCING

  The Company will have substantial principal repayment obligations prior to the maturity of the Notes on April 1, 2005. The Company will be required to have fully repaid its borrowings under the Special Term Loan on or before March 24, 2004 and the New Credit Facility on or before March 24, 2003. See "Description of Other Indebtedness." The Company believes it will generate sufficient cash flow from operations to be able to make the scheduled payments of interest under the New Credit Facility and the Notes and principal and interest under the Special Term Loan; however, the Company does not expect to generate sufficient cash flow from operations to repay the New Credit Facility when it matures in 2003 or to pay the $94.3 million in principal due on the Special Term Loan when it matures in 2004. The Company expects that its ability to repay the Notes at their scheduled maturity will be dependent in whole or in part on (i) replacing the New Credit Facility on or prior to its maturity, (ii) refinancing all or a portion of the Special Term Loan before it matures and (iii) refinancing all or a portion of the Notes before they mature. The Special Term Loan is secured by a first priority lien on a substantial portion of the Company's existing and future acquired unencumbered property, plant and equipment and the New Credit Facility is secured by a first priority lien on all of the Company's inventory and accounts receivable. The Company's ability to refinance the Notes or seek additional financing could be impaired as a result of such security.

  In the event the Company is unable to make required payments or otherwise comply with the terms of its indebtedness, including the New Credit Facility, the Special Term Loan and the Notes, the Company would be in default under the terms of its indebtedness. Such a default could result, among other things, in a foreclosure or other actions by creditors against collateral securing such indebtedness, and in cross defaults to other indebtedness resulting in the acceleration of the maturity of all principal and interest of indebtedness subject to such cross defaults, which could result in the Company being forced to seek protection under applicable bankruptcy laws or in an involuntary bankruptcy proceeding being brought against the Company. Under such circumstances, the holders of the Notes may be adversely affected.

RANKING

  The Exchange Notes constitute unsecured obligations of the Company ranking pari passu in right of payment with all present and future senior unsecured indebtedness of the Company (including the Old Notes) that is not, by its terms, expressly subordinated in right of payment to the Exchange Notes. The Special Term Loan and borrowings under the New Credit Facility constitute secured obligations of the Company ranking pari passu in right of payment with all present and future indebtedness of the Company that is not by its terms expressly subordinated in right of payment to such indebtedness. As of March 31, 1998, the Company had outstanding approximately $207.9 million in senior secured indebtedness (including $0.7 million in letters of credit). The Exchange Notes rank pari passu with these obligations, but are unsecured, while the Special Term Loan is secured by a first priority lien on a substantial portion of the Company's existing and future acquired unencumbered property, plant and equipment and the obligations under the New Credit Facility are secured by a first priority lien on all of the Company's inventory and accounts receivable. Under certain circumstances, the

Indenture permits the Company to refinance or incur additional amounts of secured indebtedness. Such secured indebtedness would effectively rank senior to the Notes. See "Description of the Notes--Covenants--Limitation on Indebtedness." In the event of a bankruptcy proceeding or other default by the Company, the lenders under the Company's secured indebtedness (including the Special Term Loan and the New Credit Facility) will have a claim on the assets pledged to secure such indebtedness and such assets would be applied to the payment of such claims before claims of holders of unsecured senior indebtedness such as the Notes would be satisfied. The Holding Notes are structurally subordinated to the Notes, and dividends by the Company to Holding to pay principal or interest on the Holding Notes will be limited by the Indenture governing the Notes, by the Special Term Loan and by the New Credit Facility. See "Description of the Notes--Certain Covenants--Limitation on Restricted Payments" and "Description of Other Indebtedness--Indebtedness of Holding."

RESTRICTIONS IMPOSED BY LENDERS

  The Indenture, the Special Term Loan and the New Credit Facility impose significant operating and financial restrictions on the Company. Such restrictions affect, and in many respects significantly limit or prohibit, among other things, the ability of the Company to incur additional indebtedness, pay dividends or make other distributions, make certain investments, create certain liens, sell certain assets, enter into certain transactions with affiliates, or engage in certain mergers or consolidations involving the Company. In addition, the New Credit Facility contains other and more restrictive covenants and requires the Company to maintain specified financial ratios and satisfy certain financial tests. The Company's ability to meet such financial ratios and tests may be affected by events beyond its control, and there can be no assurance that the Company will meet such tests. These restrictions could limit the ability of the Company to obtain future financing, make needed capital expenditures, withstand a future downturn in its business or the economy, or otherwise conduct necessary corporate activities. A failure by the Company to comply with the restrictions contained in the Indenture, the Special Term Loan agreement or the New Credit Facility agreement could lead to a default under the terms of the Indenture, the Special Term Loan agreement or the New Credit Facility agreement. In the event of a default under the Indenture, the Special Term Loan agreement or the New Credit Facility agreement, the applicable lender could elect to declare all amounts borrowed pursuant thereto and all amounts due under other instruments (including but not limited to the Indenture, the Special Term Loan agreement or the New Credit Facility agreement, as applicable) that may contain cross-acceleration or cross-default provisions may also be declared to be immediately due and payable together with accrued and unpaid interest and the lenders could terminate all commitments thereunder. In such event, there can be no assurance that the Company would be able to make such payments or borrow sufficient funds from alternative sources to make any such payment. Even if additional financing could be obtained, there can be no assurance that it would be on terms that are favorable or acceptable to the Company. In addition, the Company's indebtedness under the Special Term Loan and New Credit Facility is secured by a substantial portion of the assets of the Company and, upon the occurrence of a default and the acceleration of such indebtedness, the holders of such indebtedness could seize such assets and sell them as a means to satisfy all or part of such indebtedness. See "Description of the Notes--Certain Covenants" and "Description of Other Indebtedness."

FRAUDULENT TRANSFER CONSIDERATIONS

  The Company made a distribution to Holding of $45.4 million from the net proceeds of the Refinancing Transactions, of which $40.0 million was used by Holding to redeem a portion of its senior indebtedness.

  If a court in a lawsuit brought by an unpaid creditor of the Company or a representative of such creditor, such as a trustee in bankruptcy, or of the Company as a debtor-in-possession, were to find under relevant federal and state fraudulent conveyance statutes that the Company had (a) actual intent to defraud or (b) did not receive fair consideration or reasonably equivalent value for the distribution from the Company to Holding or for incurring the debt, including the Notes, in connection with the Refinancing Transactions, and that, at the time of such incurrence, the Company (i) was insolvent, (ii) was rendered insolvent by reason of such incurrence, (iii) was engaged in a business or transaction for which the assets remaining with the Company constituted unreasonably small capital or (iv) intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they matured, such court could void the Company's obligations under the Notes, subordinate the Notes to other indebtedness of the Company or take other action detrimental to the holders of the Notes.

  The measure of insolvency for these purposes will vary depending upon the law of the jurisdiction being applied. Generally, however, a company would be considered insolvent for these purposes if the sum of the company's debts (including contingent debts) were greater than the fair saleable value of all the company's property, or if the present fair saleable value of the company's assets were less than the amount that would be required to pay its probable liability on its existing debts as they become absolute and matured. Moreover, regardless of solvency or the adequacy of consideration, a court could void the Company's obligations under the Notes, subordinate the Notes to other indebtedness of the Company or take other action detrimental to the holders of the Notes if such court determined that the incurrence of debt, including the Notes, was made with the actual intent to hinder, delay or defraud creditors.

  The Company believes that the indebtedness represented by the Notes was incurred for proper purposes and in good faith without any intent to hinder, delay or defraud creditors, that the Company received reasonably equivalent value or fair consideration for incurring such indebtedness, that the Company was at the time the Refinancing Transactions were consummated and will continue to be, solvent under the applicable standards (notwithstanding the negative net worth that resulted from the Refinancing Transactions) and that the Company has and will have sufficient capital for carrying on its businesses and is and will be able to pay its debts as they mature. There can be no assurance, however, as to what standard a court would apply in order to evaluate the parties' intent or to determine whether the Company was insolvent at the time, or rendered insolvent upon consummation of the Refinancing Transactions or that, regardless of the method of valuation, a court would not determine that the Company was insolvent at the time, or rendered insolvent upon consummation, of the Refinancing Transactions.

  In rendering their opinions in connection with the Initial Offering, counsel for the Company did not express any opinion as to the applicability of federal or state fraudulent conveyance laws.

CYCLICAL NATURE OF METALS DISTRIBUTION INDUSTRY

  Cyclical trends in the basic metal industries affect the results of operations in the metals service center industry. Price and tonnage shipment volatility in the metals industry may have an adverse effect on the Company's financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." In addition, some of the Company's products are sold to industries that experience significant fluctuations in demand based on economic conditions, energy prices or other factors beyond the control of the Company.

COMPETITION

  The metals distribution industry is highly fragmented and competitive. The Company believes that there is a trend towards consolidation in the industry as metals purchasers seek to deal with fewer suppliers, however, the industry is expected to continue to be highly fragmented and competitive for the foreseeable future. EMJ faces strong competition from other national, regional and local independent metals distributors, subsidiaries of metals producers and the producers themselves. Although EMJ is one of the largest distributors of metals in the U.S., some of its competitors have greater financial resources than EMJ and most of its competitors are less leveraged than EMJ. See "Business--Competition."

DEPENDENCE ON MANAGEMENT INFORMATION SYSTEMS

  The Company depends to a significant degree on its management information systems in the operation of its business and has taken customary precautions to protect such systems. In 1995, the Company experienced start-up operational difficulties in connection with the implementation of its new management information system that adversely affected its customer service, results of operations and working capital, but the Company believes such problems have been resolved. The destruction or the failure of or an interruption in service from any of the Company's management information systems for any significant period of time could have a material adverse effect on the Company's results of operations or on the ability of the Company to implement the improvements to its management information systems described herein. See "Business--Management Information Systems."

YEAR 2000 COMPLIANCE

  The Company believes that its management information systems are substantially in compliance with Year 2000 standards and such standards are not expected to materially impact the Company's internal operations. However, Year 2000 considerations may have an effect on some of the Company's customers and suppliers, and thus indirectly affect the Company. The Company is assessing the effect, if any, on certain of its customers and suppliers by conducting Year 2000 compliance surveys. It is not possible to quantify the effect that customer, supplier or governmental authorities' problems with Year 2000 might have on the Company, but the Company has not been advised of any problems of its customers, suppliers or governmental authorities that it believes will have a material adverse effect on the Company's business.

CHANGE OF CONTROL

  Upon the occurrence of any Change of Control (as defined under "Description of the Notes--Repurchase of Notes at the Option of the Holder Upon a Change of Control"), the Indenture will require EMJ to make an offer (a "Change of Control Offer") to purchase all of the Notes issued and then outstanding under the Indenture at a purchase price equal to 101% of the principal amount thereof plus accrued interest thereon, as of the date of purchase.

  Any Change of Control under the Indenture would constitute a default under the New Credit Facility and the Special Term Loan pursuant to which each of the lenders under the New Credit Facility and the Special Term Loan could accelerate and require immediate payment of all of the then outstanding obligations under the New Credit Facility and the Special Term Loan. See "Capitalization."

  If a Change of Control were to occur, it is likely that EMJ would be unable to repay all of its obligations under the New Credit Facility, the Special Term Loan and the Indenture and to repay other indebtedness that would become payable upon the occurrence of such Change of Control. Accordingly, it is likely that a prospective acquiror of all or substantially all of Holding's assets or of more than 50% of Holding's common equity would, in order to avoid the occurrence of a default under the Company's indebtedness, either fund EMJ's purchase of the Notes tendered in the Change of Control Offer following such acquisition or seek to refinance the Notes, and refinance the Company's other indebtedness as required by the terms thereof, which funding or refinancing may have the effect of delaying, deferring or preventing such an acquisition.

VOTING CONTROL

  EMJ and Holding are private corporations. Kelso, through its affiliates, holds approximately 63.2% of the outstanding shares of Holding Common Stock as of March 31, 1998 and is able to elect a majority of the Board of Directors of Holding and EMJ. A Kelso affiliate also holds two sets of warrants that represent the right to purchase in the aggregate 2,937,915 additional shares (the "Warrants"), which increases Kelso's ownership of the Holding Common Stock to approximately 70.0% on a diluted basis. As a result of such stock ownership, whether or not such Warrants are exercised, those shareholders can effectively control the affairs and policies of Holding and EMJ. See "Security Ownership of Certain Beneficial Owners and Management."

TAX MATTERS

  The Company has determined that it has a net operating loss carryforward ("NOL") of approximately $70.0 million at March 31, 1998. The NOL is available for offset against future taxable income, if utilized during the carryforward period which expires between 2008 and 2011. Tax benefits arising from NOLs are subject to revisions to the tax laws and challenge by the Internal Revenue Service and may not be available in subsequent years if the use of the NOLs is limited or lost. For example, the use of the NOL may be limited if an ownership change within the meaning of section 382 of the Code occurs after the Exchange Offer with respect to the Company. If an ownership change were to occur, such a limitation could reduce the Company's net income.

CONSEQUENCES OF FAILURE TO EXCHANGE; POSSIBLE ADVERSE EFFECT ON TRADING MARKET FOR THE OLD NOTES

  Holders of the Old Notes who do not exchange their Old Notes for the Exchange Notes pursuant to the Exchange Offer will continue to be subject to the restrictions on transfer of the Old Notes as set forth in the legend thereon as a consequence of the issuance of the Old Notes pursuant to exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws. In general, the Old Notes may not be offered or sold unless registered under the Securities Act and applicable state laws, or pursuant to an exemption therefrom. Subject to the obligation by the Company to file the Shelf Registration Statement in certain circumstances, the Company does not intend to register the Old Notes under the Securities Act and, after consummation of the Exchange Offer, will not be obligated to do so. In addition, any holder of the Old Notes who tenders in the Exchange Offer for the purpose of participating in a distribution of the Exchange Notes may be deemed to have received restricted securities and, if so, will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. Additionally, as a result of the Exchange Offer, it is expected that a substantial decrease in the aggregate principal amount of the Old Notes outstanding will occur. As a result, it is unlikely that a liquid trading market will exist for the Old Notes at any time. This lack of liquidity will make transactions more difficult and may reduce the trading price of the Old Notes. See "The Exchange Offer" and "Description of the Notes--Registration Rights of the Old Notes."

ABSENCE OF PUBLIC MARKET; RESTRICTIONS ON TRANSFER

  There has not previously been any public market for the Exchange Notes. There can be no assurance as to the liquidity of any markets that may develop for the Exchange Notes, the ability of holders to sell the Exchange Notes, or the price at which holders would be able to sell the Exchange Notes. Future trading prices of the Exchange Notes will depend on many factors, including among other things, prevailing interest rates, the Company's operating results and the market for similar securities. Historically, the market for securities similar to the Exchange Notes has been subject to disruptions that have caused substantial volatility in the prices of such securities. The Initial Purchasers have advised the Company that they currently intend to make a market for the Exchange Notes offered hereby. However, the Initial Purchasers are not obligated to do so and any market making may be discontinued at any time without notice.

  The liquidity of, and trading markets for the Exchange Notes may also be adversely affected by declines in the market for high yield securities generally. Such a decline may adversely affect such liquidity and trading markets independent of the financial performance of, and prospects for, EMJ.

                                USE OF PROCEEDS

  This Exchange Offer is intended to satisfy certain obligations of the Company under the Registration Rights Agreement. The Company will not receive any proceeds from the issuance of the Exchange Notes offered. In consideration for issuing the Exchange Notes as contemplated in this Prospectus, the Company will receive, in exchange, Old Notes in like principal amount. The form and terms of the Exchange Notes are identical in all material respects to the form and terms of the Old Notes, except as otherwise described under "The Exchange Offer--Terms of the Exchange Offer." The Old Notes surrendered in exchange for the Exchange Notes will be retired and cancelled and cannot be reissued. Accordingly, issuance of the Exchange Notes will not result in any increase in the outstanding debt of the Company. As such, no effect has been given to the Exchange Offer in the capitalization table.

  The Company applied the net proceeds received by the Company from the sale of the Old Notes and the other Refinancing Transactions to (i) redeem $155.0 million in aggregate principal amount of outstanding 10 3/4% Notes, together with premium and accrued interest thereon to the date of redemption, (ii) prepay approximately $5.1 million in aggregate principal amount of purchase money indebtedness, including premium and accrued interest thereon, and (iii) pay a dividend to Holding in the amount of approximately $45.4 million to enable Holding to (x) prepay $40.0 million in principal amount of the Holding Notes (which were issued as interest paid in kind on the Holding Notes), and
(y) pay approximately $5.4 million of interest accrued as of March 31, 1998 on the Holding Notes. The Holding Notes are owned by affiliates of Kelso.

                                CAPITALIZATION

  The following table sets forth the consolidated cash and capitalization of the Company as of March 31, 1998. This table should be read in conjunction with the Company's consolidated financial statements and the notes related thereto included elsewhere in this Prospectus.

                                                          AS OF MARCH 31, 1998
                                                         ----------------------
                                                         (DOLLARS IN THOUSANDS,
                                                         EXCEPT PER SHARE DATA)
Cash....................................................       $  20,763
                                                               =========
Long-term debt (1):
  Revolving Credit Facility (2).........................       $  94,434
  Special Term Loan (3).................................         100,000
  9 1/2% Senior Notes due 2005..........................         105,000
  Industrial Revenue Bonds..............................          12,800
                                                               ---------
    Total debt, including current portion...............         312,234
    Less current portion (4)............................           1,500
                                                               ---------
    Total long-term debt................................         310,734
                                                               ---------
Stockholder's equity (deficit):
  Preferred stock, $.01 par value; authorized shares-
   200; none issued and
   outstanding..........................................             --
  Common stock, $.01 par value; authorized shares-2,800;
   issued and outstanding shares-128....................             --
  Additional paid in capital............................         116,789
  Foreign currency translation adjustment...............            (278)
  Accumulated deficit...................................        (153,430)
                                                               ---------
    Total stockholder's equity (deficit)................         (36,919)
                                                               ---------
    Total capitalization................................       $ 273,815
                                                               =========

---------------------
(1) See Note 6 to the Company's consolidated financial statements for a description of long-term debt.

(2) See "Description of Other Indebtedness--New Credit Facility."

(3) See "Description of Other Indebtedness--Special Term Loan Agreement."

(4) Current portion of long-term debt consisted of industrial revenue bond indebtedness of $500 maturing within one year of March 31, 1998, and the $1,000 annual principal payment on the Special Term Loan. See "Description of Other Indebtedness--Special Term Loan Agreement".

                              THE EXCHANGE OFFER

PURPOSE AND EFFECT OF THE EXCHANGE OFFER

  The Old Notes were sold by the Company on March 24, 1998 to the Initial Purchasers. The Initial Purchaser placed the Old Notes with a limited number of qualified institutional buyers in reliance on Rule 144A under the Securities Act and to certain purchasers pursuant to Regulation S under the Securities Act. Pursuant to the Registration Rights Agreement, the Company agreed (i) to file a registration statement with respect to an offer to exchange the Old Notes for senior debt securities of the Company with terms substantially identical to the Old Notes (except that the Exchange Notes do not contain terms with respect to transfer restrictions) within 90 days after the date of original issuance of the Old Notes, and (ii) to use its best efforts to cause the registration statement to become effective under the Securities Act within 150 days after the issue date. In the event that applicable law or interpretations of the staff of the Commission do not permit the Company to file the registration statement containing this Prospectus or to effect the Exchange Offer, or if certain holders of the Old Notes notify the Company that they are not permitted to participate in, or would not receive freely tradeable Exchange Notes pursuant to, the Exchange Offer, the Company will use its best efforts to cause to become effective a Shelf Registration Statement with respect to the resale of the Old Notes and to keep the Shelf Registration Statement effective until two years after the effective date thereof. Upon consummation of the Exchange Offer, holders of the Old Notes not tendered and accepted in the Exchange Offer who did not notify the Company that they are not permitted to participate in, or would not receive freely tradeable Exchange Notes pursuant to, the Exchange Offer may no longer have any registration rights under the Registration Rights Agreement. The interest rate on the Old Notes is subject to increase under certain circumstances if the Company is not in compliance with its obligations under the Registration Rights Agreement. See "Description of the Notes--Registration Rights of the Old Notes."

  Each holder of the Old Notes who wishes to exchange the Old Notes for the Exchange Notes in the Exchange Offer will be required to make certain representations, including representations that (i) any Exchange Notes to be received by it will be acquired in the ordinary course of its business, (ii) it has no arrangement with any person to participate in the distribution of the Exchange Notes, and (iii) it is not an "affiliate," as defined in Rule 405 of the Securities Act, of the Company, or, if it is an affiliate, it will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable. See "Description of the Notes-- Registration Rights of the Old Notes."

RESALE OF THE EXCHANGE NOTES

  Based on interpretations by the staff of the Commission set forth in no-action letters issued to third-parties, the Company believes that, except as described below, the Exchange Notes issued pursuant to the Exchange Offer in exchange for the Old Notes may be offered for resale, resold and otherwise transferred by any holder thereof (other than a holder which is an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that the Exchange Notes are acquired in the ordinary course of the holder's business and the holder does not intend to participate and has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes. Any holder who tenders in the Exchange Offer with the intention or for the purpose of participating in a distribution of the Exchange Notes cannot rely on this interpretation by the staff of the Commission and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction, unless an exemption from registration is otherwise available.

  Each broker-dealer that receives the Exchange Notes in exchange for the Old Notes acquired for its own account as a result of market-making activities or other trading activities (a "Participating Broker-Dealer") must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the Exchange Notes. The Letter of Transmittal states that a broker-dealer will not, by so acknowledging and by delivering a prospectus, be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This Prospectus, as it may be amended or supplemented from time to time, may be used by a Participating Broker-Dealer in connection with resales of the Exchange Notes. The Company has agreed that, for a period of one year after the Registration Statement is declared effective by the Commission, it will make this Prospectus available to any Participating Broker-Dealer for use in connection with any such resale. See "Plan of Distribution."

  As contemplated by these no-action letters and the Registration Rights Agreement, each holder accepting the Exchange Offer is required to represent to the Company in the Letter of Transmittal that (i) the Exchange Notes are to be acquired by the holder and any beneficial owner(s) of the tendered Old Notes (the "Beneficial Owner(s)") in the ordinary course of business, (ii) the holder and any Beneficial Owner(s) (other than a broker-dealer referred to in the next sentence) are not engaging and do not intend to engage, in a distribution of the Exchange Notes, (iii) the holder and any Beneficial Owner(s) have no arrangement or understanding with any person to participate in a distribution of the Exchange Notes, (iv) neither the holder nor any Beneficial Owner is an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act, and (v) the holder and any Beneficial Owner(s) acknowledge that if the holder or Beneficial Owner(s) participates in the Exchange Offer for the purpose of distributing the Exchange Notes they must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the Exchange Notes and cannot rely on these no-action letters. As indicated above, each Participating Broker-Dealer must acknowledge that it will deliver a prospectus in connection with any resale of the Exchange Notes. See "Plan of Distribution."

TERMS OF THE EXCHANGE OFFER

  Upon the terms and subject to the conditions set forth in this Prospectus and in the Letter of Transmittal, the Company will accept for exchange any and all Old Notes properly tendered and not withdrawn prior to 5:00 p.m., New York City time, on the Expiration Date. The Company will issue $1,000 in principal amount of the Exchange Notes in exchange for each $1,000 in principal amount of outstanding Old Notes surrendered pursuant to the Exchange Offer. The Old Notes may be tendered only in integral multiples of $1,000.

  The form and terms of the Exchange Notes will be the same as the form and terms of the Old Notes except the Exchange Notes will be registered under the Securities Act and hence will not bear legends restricting transfer. The Exchange Notes will evidence the same debt as the Old Notes. The Exchange Notes will be issued under and entitled to the benefits of the Indenture, which also authorized the issuance of the Old Notes, such that both series will be treated as a single class of debt securities under the Indenture.

  The Exchange Offer is not conditioned upon any minimum aggregate principal amount of the Old Notes being tendered for exchange.

  As of the date of this Prospectus, $105,000,000 in aggregate principal amount of the Old Notes is outstanding. This Prospectus, together with the Letter of Transmittal, is being sent to all registered holders of the Old Notes. There will be no fixed record date for determining registered holders of the Old Notes entitled to participate in the Exchange Offer.

  The Company intends to conduct the Exchange Offer in accordance with the provisions of the Registration Rights Agreement and the applicable requirements of the Exchange Act, and the rules and regulations of the Commission thereunder. The Old Notes which are not tendered for exchange in the Exchange Offer will remain outstanding and continue to accrue interest and will be entitled to the rights and benefits such holders have under the Indenture.

  The Company shall be deemed to have accepted for exchange properly tendered Old Notes when, as and if the Company shall have given oral or written notice thereof to the Exchange Agent and complied with the provisions of Section 2 of the Registration Rights Agreement. The Exchange Agent will act as agent for the tendering holders for the purpose of receiving the Exchange Notes from the Company. The Company expressly reserves the right to amend or terminate the Exchange Offer, and not to accept for exchange any Old Notes not previously accepted for exchange, upon the occurrence of any of the conditions specified below under "--Certain Conditions to the Exchange Offer."

  Holders who tender the Old Notes in the Exchange Offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the Letter of Transmittal, transfer taxes with respect to the exchange of the Old Notes pursuant to the Exchange Offer. The Company will pay all charges and expenses, other than certain applicable taxes described below, in connection with the Exchange Offer. See "--Fees and Expenses."

EXPIRATION DATE; EXTENSIONS; AMENDMENTS

  The term "Expiration Date" shall mean 5:00 p.m., New York City time on September 10, 1998, unless the Company, in its sole discretion, extends the Exchange Offer, in which case the term "Expiration Date" shall mean the latest date and time to which the Exchange Offer is extended. The Expiration Date shall not in any event be extended to a date later than March 10, 1999 (180 days after the initial Expiration Date).

  In order to extend the Exchange Offer, the Company will notify the Exchange Agent of any extension by oral or written notice and will mail to the registered holders of Old Notes an announcement thereof, each prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date.

  The Company reserves the right, in its sole discretion, (i) to delay accepting for exchange any Old Notes, to extend the Exchange Offer or to terminate the Exchange Offer if any of the conditions set forth below under "--Certain Conditions to the Exchange Offer" shall not have been satisfied, by giving oral or written notice of such delay, extension or termination to the Exchange Agent, or (ii) to amend the terms of the Exchange Offer in any manner. Any such delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by oral or written notice thereof to the registered holders of the Old Notes. If the Exchange Offer is amended in a manner determined by the Company to constitute a material change, the Company will promptly disclose such amendment by means of a prospectus supplement that will be distributed to the registered holders, and the Company will extend the Exchange Offer, depending upon the significance of the amendment and the manner of disclosure to the registered holders, if the Exchange Offer would otherwise expire during such period.

INTEREST ON THE EXCHANGE NOTES

  The Exchange Notes will bear interest at a rate of 9 1/2% per annum, payable semi-annually, on each April 1 and October 1, commencing October 1, 1998. Holders of the Exchange Notes will receive interest on October 1, 1998 from the date of initial issuance of the Exchange Notes, plus an amount equal to the accrued interest on the Old Notes from the most recent date to which interest has been paid to the date of exchange thereof for the Exchange Notes. Interest on the Old Notes accepted for exchange will cease to accrue upon issuance of the Exchange Notes.

CERTAIN CONDITIONS TO THE EXCHANGE OFFER

  Notwithstanding any other term of the Exchange Offer, the Company will not be required to accept for exchange, or exchange any Exchange Notes for, any Old Notes, and may terminate or amend the Exchange Offer as provided herein before the acceptance of any Old Notes for exchange, if:

    (a) any action or proceeding is instituted or threatened in any court or by or before any governmental agency with respect to the Exchange Offer which, in the Company's sole judgment, might materially impair the ability of the Company to proceed with the Exchange Offer; or

    (b) any law, statute, rule or regulation is proposed, adopted or enacted, or any existing law, statute, rule or regulation is interpreted by the staff of the Commission, which, in the Company's sole judgment, might materially impair the ability of the Company to proceed with the Exchange Offer; or

    (c) any governmental approval has not been obtained, which approval the Company shall, in its sole discretion, deem necessary for the consummation of the Exchange Offer as contemplated hereby.

  If the Company determines in its sole discretion that any of the conditions are not satisfied, the Company may (i) refuse to accept any Old Notes and return all tendered Old Notes to the tendering holders, (ii) extend the

Exchange Offer and retain all Old Notes tendered prior to the expiration of the Exchange Offer, subject, however, to the rights of holders to withdraw such Old Notes (see "--Withdrawal of Tenders"), or (iii) waive the unsatisfied conditions with respect to the Exchange Offer and accept all properly tendered Old Notes which have not been withdrawn. Any Old Notes not accepted for exchange for any reason will be returned without expense to the tendering holder thereof as promptly as practicable after the expiration or termination of the Exchange Offer.

  The foregoing conditions are for the sole benefit of the Company and may be asserted by the Company regardless of the circumstances giving rise to any such condition or may be waived by the Company in whole or in part at any time and from time to time in its sole discretion. The failure by the Company at any time to exercise any of the foregoing rights shall not be deemed a waiver of the right and each right shall be deemed an ongoing right which may be asserted at any time and from time to time.

  In addition, the Company will not accept for exchange any Old Notes tendered, and no Exchange Notes will be issued in exchange for the Old Notes, if at such time any stop order shall be threatened or in effect with respect to the Registration Statement of which this Prospectus constitutes a part or the qualification of the Indenture under the Trust Indenture Act of 1939 (the "TIA").

PROCEDURES FOR TENDERING

  Only a holder of the Old Notes may tender the Old Notes in the Exchange Offer. For a holder to validly tender the Old Notes pursuant to the Exchange Offer, a properly completed and duly executed Letter of Transmittal (or facsimile thereof), with any required signature guarantee, or (in the case of a book-entry transfer) an Agent's Message (as defined below) in lieu of the Letter of Transmittal, and any other required documents must be received by the Exchange Agent at one of the addresses set forth under "--Exchange Agent" prior to the Expiration Date. In addition, prior to the Expiration Date, either (a) certificates for tendered Old Notes must be received by the Exchange Agent at such address, or (b) the Old Notes must be transferred pursuant to the procedures for book-entry transfer described below (and a confirmation of the tender received by the Exchange Agent, including an Agent's Message if the tendering holder has not delivered a Letter of Transmittal). The term "Agent's Message" means a message, transmitted by the book-entry transfer facility, The Depository Trust Company (the "Book-Entry Transfer Facility"), to and received by the Exchange Agent and forming a part of a book-entry confirmation, which states that the Book-Entry Transfer Facility has received an express acknowledgment from the tendering participant that the participant has received and agrees to be bound by the Letter of Transmittal and that the Company may enforce the Letter of Transmittal against the participant.

  By executing the Letter of Transmittal (or transmitting an Agent's Message in lieu thereof), each holder will make to the Company the representations set forth above in the third paragraph under the heading "--Resale of the Exchange Notes."

  The tender by a holder which is not withdrawn prior to the Expiration Date will constitute an agreement between the holder and the Company in accordance with the terms and subject to the conditions set forth herein and in the Letter of Transmittal.

  THE METHOD OF DELIVERY OF THE OLD NOTES, THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS TO THE EXCHANGE AGENT IS AT THE ELECTION AND RISK OF THE HOLDER. INSTEAD OF DELIVERY BY MAIL, IT IS RECOMMENDED THAT HOLDERS USE AN OVERNIGHT OR HAND DELIVERY SERVICE. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE DELIVERY TO THE EXCHANGE AGENT BEFORE THE EXPIRATION DATE. NO LETTER OF TRANSMITTAL OR THE OLD NOTES SHOULD BE SENT TO THE COMPANY. HOLDERS MAY REQUEST THEIR RESPECTIVE BROKERS, DEALERS, COMMERCIAL BANKS, TRUST COMPANIES OR OTHER NOMINEES TO EFFECT THE ABOVE TRANSACTIONS FOR SUCH HOLDERS.

  Any beneficial owner whose Old Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact the registered holder promptly and instruct the registered holder of the Old Notes to tender on the beneficial owner's behalf. If the beneficial owner wishes to tender on the owner's own behalf, such owner must, prior to completing and executing the Letter of Transmittal and delivering such owner's Old Notes, either make appropriate arrangements to register ownership of the Old Notes in such owner's name or obtain a properly completed bond power from the registered holder of the Old Notes. The transfer of registered ownership may take considerable time and may not be able to be completed prior to the Expiration Date.

  Signatures on a Letter of Transmittal or a notice of withdrawal described below, as the case be, must be guaranteed by an Eligible Institution (as defined below) unless the Old Notes tendered pursuant thereto are tendered (i) by a registered holder who has not completed the box entitled "Special Delivery Instructions" on the Letter of Transmittal, or (ii) for the account of an Eligible Institution. In the event that signatures on a Letter Transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, such guarantor must be a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States or an "eligible guarantor institution" within the meaning of Rule 17Ad-15 under the Exchange Act which is a member of one of the recognized signature guarantee programs identified in the Letter of Transmittal (an "Eligible Institution").

  If the Letter of Transmittal is signed by a person other than the registered holder of any Old Notes listed therein, the Old Notes must be endorsed or accompanied by a properly completed bond power, signed by the registered holder as the registered holder's name appears on the Old Notes with the signature thereon guaranteed by an Eligible Institution. If the Letter of Transmittal is signed by a participant in the Depository Trust Company ("DTC"), the signature must correspond with the name as it appears on the security position listing as the holder of the Old Notes and must be guaranteed by an Eligible Institution.

  If the Letter of Transmittal or any Old Notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and unless waived by the Company, evidence satisfactory to the Company of their authority to so act must be submitted with the Letter of Transmittal.

  All questions as to the validity, form, eligibility (including time of receipt), acceptance of tendered Old Notes and withdrawal of tendered Old Notes will be determined by the Company in its sole discretion, which determination will be final and binding. The Company reserves the absolute right to reject any and all Old Notes not properly tendered or any Old Notes the Company's acceptance of which would, in the opinion of the Company or its counsel, be unlawful. The Company also reserves the right to waive any defects, irregularities or conditions of tender as to particular Old Notes. The Company's interpretation of the terms and conditions of the Exchange Offer (including the instructions in the Letter of Transmittal) will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of the Old Notes must be cured within such time as the Company shall determine. Although the Company intends to notify holders of defects or irregularities with respect to tenders of the Old Notes, neither the Company, the Exchange Agent nor any other person is under a duty to do so or shall incur any liability for failure to give notification. Tenders of the Old Notes will not be deemed to have been made until any defects or irregularities are cured or waived. Any Old Notes received by the Exchange Agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the Exchange Act to the tendering holders, unless otherwise provided in the Letter of Transmittal, as soon as practicable following the Expiration Date.

  In all cases, issuance of the Exchange Notes for the Old Notes that are accepted for exchange pursuant to the Exchange Offer will be made only after timely receipt by the Exchange Agent of the Old Notes or a timely book-entry confirmation of transfer of the Old Notes into the Exchange Agent's account at the Book-Entry Transfer Facility, a properly completed and duly executed Letter of Transmittal (or, in the case of book-entry transfers, an Agent's Message in lieu thereof) and all other required documents. If any tendered Old Notes are not accepted for exchange for any reason set forth in the terms and conditions of the Exchange Offer or if the

Old Notes are submitted for a greater principal amount than the holder desires to exchange, the unaccepted or non-exchanged Old Notes will be returned without expense to the tendering holder (or, in the case of any Old Notes tendered by book-entry transfer into the Exchange Agent's account at the Book-Entry Transfer Facility pursuant to the book-entry transfer procedures described below, such non-exchanged Old Notes will be credited to an account maintained with the Book-Entry Transfer Facility) as promptly as practicable after the expiration or termination of the Exchange Offer.

BOOK-ENTRY TRANSFER

  The Exchange Agent will make a request to establish an account with respect to the Old Notes at the Book-Entry Transfer Facility for purposes of the Exchange Offer within two business days after the date of this Prospectus, and any financial institution that is a participant in the Book-Entry Transfer Facility's system may make book-entry delivery of the Old Notes by causing the Book-Entry Transfer Facility to transfer the Old Notes into the Exchange Agent's account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility's procedures for transfer. However, although delivery of the Old Notes may be effected through book-entry transfer at the Book-Entry Transfer Facility, the Letter of Transmittal (or facsimile thereof), with any required signature guarantee, or (in the case of a book-entry transfer) an Agent's Message in lieu of the Letter of Transmittal, and any other required documents, must be received by the Exchange Agent at one of the addresses set forth below under "--Exchange Agent" on or prior to the Expiration Date or, if the guaranteed delivery procedures described below are to be complied with, within the time period provided under such procedures. Delivery of documents to the Book-Entry Transfer Facility does not constitute delivery to the Exchange Agent.

GUARANTEED DELIVERY PROCEDURES

  Holders who wish to tender their Old Notes and (i) whose Old Notes are not immediately available, or (ii) who cannot deliver their Old Notes, the Letter of Transmittal or any other required documents to the Exchange Agent prior to the Expiration Date, may effect a tender if:

    (a) The tender is made through an Eligible Institution;

    (b) Prior to the Expiration Date, the Exchange Agent receives from the Eligible Institution (i) an Agent's Message with respect to guaranteed delivery that is accepted by the Company, or (ii) a properly completed and duly executed Notice of Guaranteed Delivery (by facsimile transmission, mail or hand delivery) setting forth the name and address of the holder, the registered number(s) of the Old Notes and the principal amount of the Old Notes tendered, stating that the tender is being made thereby and guaranteeing that, within three (3) New York Stock Exchange trading days after the Expiration Date, the Letter of Transmittal (or facsimile thereof) together with the Old Notes or a book-entry confirmation of transfer of the Old Notes into the Exchange Agent's account at the Book-Entry Transfer Facility (a "Book-Entry Confirmation"), as the case may be, and any other documents required by the Letter of Transmittal will be deposited by the Eligible Institution with the Exchange Agent; and

    (c) Such properly completed and executed Letter of Transmittal (or facsimile thereof), with any required signature guarantee, or (in the case of a book-entry transfer) an Agent's Message in lieu of the Letter of Transmittal, as well as all tendered Old Notes in proper form for transfer or a Book-Entry Confirmation, as the case may be, and all other documents required by the Letter of Transmittal, are received by the Exchange Agent within three (3) New York Stock Exchange trading days after the Expiration Date.

  Upon request to the Exchange Agent, a Notice of Guaranteed Delivery will be sent to holders who wish to tender their Old Notes according to the guaranteed delivery procedures set forth above.

WITHDRAWAL OF TENDERS

  Except as otherwise provided herein, tenders of the Old Notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Expiration Date.

  For a withdrawal to be effective, a written notice of withdrawal must be received by the Exchange Agent at one of the addresses set forth below under "--Exchange Agent." Any notice of withdrawal must specify the name of the person having tendered the Old Notes to be withdrawn, identify the Old Notes to be withdrawn (including the principal amount of the Old Notes), and (where certificates for the Old Notes have been transmitted) specify the name in which the Old Notes were registered, if different from that of the withdrawing holder. If certificates for the Old Notes have been delivered or otherwise identified to the Exchange Agent, then, prior to the release of the certificates, the withdrawing holder must also submit the serial numbers of the particular certificates to be withdrawn and a signed notice of withdrawal with signatures guaranteed by an Eligible Institution unless the holder is an Eligible Institution. If the Old Notes have been tendered pursuant to the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Old Notes and otherwise comply with the procedures of the Book-Entry Transfer Facility. All questions as to the validity, form and eligibility (including time of receipt) of such notices will be determined by the Company, whose determination shall be final and binding on all parties. Any Old Notes withdrawn will be deemed not to have been validly tendered for exchange for purposes of the Exchange Offer. Any Old Notes which were tendered for exchange but which are not exchanged for any reason will be returned to the holder without cost to the holder, or (in the case of the Old Notes tendered by book-entry transfer into the Exchange Agent's account at the Book-Entry Transfer Facility pursuant to the book-entry transfer procedures described above) the Old Notes will be credited to an account maintained with the Book-Entry Transfer Facility for the Old Notes, as soon as practicable after withdrawal, rejection of tender or termination of the Exchange Offer. Properly withdrawn Old Notes may be retendered by following one of the procedures described under "--Procedures for Tendering" at any time on or prior to the Expiration Date.

ACCEPTANCE OF OLD NOTES FOR EXCHANGE; DELIVERY OF EXCHANGE NOTES

  Upon satisfaction or waiver of all of the conditions to the Exchange Offer, the Company will accept, promptly on the Expiration Date, all Old Notes properly tendered and will issue the Exchange Notes promptly after such acceptance. See "--Certain Conditions to the Exchange Offer" above. For purposes of the Exchange Offer, the Company shall be deemed to have accepted properly tendered Old Notes for exchange when, as and if the Company has given oral or written notice thereof to the Exchange Agent.

  For each Old Note accepted for exchange, the holder of such Old Note will receive an Exchange Note having a principal amount equal to that of the surrendered Old Note.

  In all cases, issuance of Exchange Notes for Old Notes that are accepted for exchange pursuant to the Exchange Offer will be made only after timely receipt by the Exchange Agent of certificates for such Old Notes or a timely book-entry confirmation of such Old Notes into the Exchange Agent's account at the Book-Entry Transfer Facility, a properly completed and duly executed Letter of Transmittal and all other required documents. If any tendered Old Notes are not accepted for any reason set forth in the terms and conditions of the Exchange Offer or if Old Notes are submitted for a greater principal amount than the holder desires to exchange, such unaccepted or non-exchanged Old Notes will be returned without expense to the tendering holder thereof (or, in the case of Old Notes tendered by book-entry transfer into the Exchange Agent's account at the Book-Entry Transfer Facility pursuant to the book-entry transfer procedures described above, such non-exchanged Old Notes will be credited to an account maintained with such Book-Entry Transfer Facility) as promptly as practicable after the Expiration Date.

EXCHANGE AGENT

  United States Trust Company of New York has been appointed as the Exchange Agent of the Exchange Offer. Questions and requests for assistance, requests for additional copies of this Prospectus or of the Letter of Transmittal and requests for a Notice of Guaranteed Delivery should be directed to the Exchange Agent addressed as follows:

            By Mail:                 By Overnight or Courier:               By Hand:
  UNITED STATES TRUST COMPANY      UNITED STATES TRUST COMPANY    UNITED STATES TRUST COMPANY
          OF NEW YORK                      OF NEW YORK                    OF NEW YORK
          P.O. BOX 843               770 BROADWAY, 13TH FLOOR             111 BROADWAY
         COOPER STATION                 NEW YORK, NY 10003                LOWER LEVEL
    NEW YORK, NY 10276-0844       ATTN: CORPORATE TRUST SERVICES       NEW YORK, NY 10006
 ATTN: CORPORATE TRUST SERVICES                                  ATTN: CORPORATE TRUST SERVICES
 Facsimile Transmission Number:       Confirm by Telephone:               Information:
          212-780-0592                     800-548-6565                   800-548-6565

FEES AND EXPENSES

  The expenses of soliciting tenders will be borne by the Company. The principal solicitation is being made by mail; however, additional solicitation may be made by telegraph, telephone or in person by officers and regular employees of the Company and its affiliates.

  The Company has not retained any dealer-manager in connection with the Exchange Offer and will not make any payments to broker-dealers or others soliciting acceptances of the Exchange Offer. The Company, however, will pay the Exchange Agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection therewith.

  The cash expenses to be incurred in connection with the Exchange Offer will be paid by the Company, and are estimated to be approximately $200,000. These expenses include registration fees, fees and expenses of the Exchange Agent and Trustee, accounting and legal fees and printing costs, and related fees and expenses.

  The Company will pay all transfer taxes, if any, applicable to the exchange of the Old Notes pursuant to the Exchange Offer. If, however, certificates representing the Old Notes for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be issued in the name of, any person other than the registered holder of the Old Notes tendered, or if tendered Old Notes are registered in the name of any person other than the person signing the Letter of Transmittal, or if a transfer tax is imposed for any reason other than the exchange of the Old Notes pursuant to the Exchange Offer, then the amount of any such transfer taxes (whether imposed on the registered holder or any other persons) will be payable by the tendering holder. If satisfactory evidence of payment of such taxes or exemption therefrom is not submitted with the Letter of Transmittal, the amount of such transfer taxes will be billed directly to the tendering holder.

TRANSFER TAXES

  Holders who tender their Old Notes for exchange will not be obligated to pay any transfer taxes in connection therewith, except that holders who instruct the Company to register the Exchange Notes in the name of, or request that the Old Notes not tendered or not accepted in the Exchange Offer be returned to, a person other than the registered tendering holder will be responsible for the payment of any applicable transfer tax.

CONSEQUENCES OF FAILURE TO EXCHANGE

  Holders of the Old Notes who do not exchange their Old Notes for the Exchange Notes pursuant to the Exchange Offer will continue to be subject to the restrictions on transfer of the Old Notes, as set forth in the legend thereon, as a consequence of the issuance of the Old Notes pursuant to the exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws. In general, the Old Notes may not be offered or sold, unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. Accordingly, the Old Notes may only be resold (i) to the Company (upon redemption or otherwise), (ii) to a "qualified institutional buyer" within the meaning of Rule 144A of the Securities Act pursuant to Rule 144A, (iii) outside the United States to non-U.S. persons in compliance with Regulation S under the Securities Act, (iv) pursuant to an effective registration statement, or (v) pursuant to any other available exemption from the registration requirements of the Securities Act (and based upon an opinion of counsel reasonably acceptable to the Company), in each case in accordance with any applicable state securities laws. The Company does not currently anticipate that it will register the Old Notes under the Securities Act.

                SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

  The selected historical consolidated financial data set forth below with respect to the Company's statement of operations for each of the three years in the period ended March 31, 1998, and with respect to the Company's balance sheets as of March 31, 1997 and 1998 are derived from the consolidated financial statements which are included elsewhere in this Prospectus and which have been audited by Ernst & Young LLP, independent auditors, as indicated in their report included elsewhere in this Prospectus. The statement of operations data for the years ended March 31, 1994 and 1995 and the balance sheet data as of March 31, 1994, 1995 and 1996 are derived from consolidated financial statements audited by Ernst & Young LLP which are not included herein. The data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements of the Company and the related notes thereto included elsewhere in this Prospectus.

                                               YEAR ENDED MARCH 31,
                               --------------------------------------------------------
                                 1994       1995        1996        1997        1998
                               --------  ----------  ----------  ----------  ----------
                                              (DOLLARS IN THOUSANDS)
STATEMENT OF OPERATIONS DATA:
 Revenues....................  $843,380  $1,022,884  $1,025,659  $1,023,565  $1,050,005
 Gross profit................   249,758     305,909     261,021     280,739     294,624
 Operating expenses exclusive
  of restructuring,
  consolidation and other
  non-recurring charges......   222,750     247,184     245,619     245,826     225,019
 Restructuring, consolidation
  and other non-recurring
  charges....................     1,282         715      12,776      20,088       2,838
 Income from operations......    25,726      58,010       2,626      14,825      66,767
 Extraordinary loss..........       --          --          --          --        9,075
 Net income (loss)...........    (4,306)     19,919     (29,311)    (26,556)     15,760
 Pro forma net income (1)....                                                    18,368
                                                 AS OF MARCH 31,
                               --------------------------------------------------------
                                 1994       1995        1996        1997        1998
                               --------  ----------  ----------  ----------  ----------
                                              (DOLLARS IN THOUSANDS)
BALANCE SHEET DATA:
 Working capital.............  $176,280  $  243,738  $  166,587  $  170,988  $  156,500
 Net property, plant and
  equipment..................   143,099     139,705     134,259     120,050     106,643
 Total assets................   505,928     543,548     484,911     454,882     443,821
 Long-term debt (including
  current portion)...........   294,136     296,274     279,952     291,286     312,234
 Stockholder's equity
  (deficit)..................    54,708      76,400      25,141       1,927     (36,919)
                                               YEAR ENDED MARCH 31,
                               --------------------------------------------------------
                                 1994       1995        1996        1997        1998
                               --------  ----------  ----------  ----------  ----------
                                              (DOLLARS IN THOUSANDS)
OTHER DATA:
 EBITDA (2)..................  $ 51,538  $   88,678  $   40,404  $   45,424  $   82,497
 Cash flows provided by (used
  in) operating activities...    (4,240)    (15,201)     70,118      (5,951)     36,602
 Cash flows provided by (used
  in) investing activities...       490     (10,352)    (16,105)       (680)      7,555
 Cash flows provided by (used
  in) financing activities...    14,701      23,384     (38,745)      4,838     (44,515)
 Net cash interest expense
  (3)........................    26,457      31,592      37,310      37,747      39,993
 Capital expenditures........  $ 12,371  $   16,177  $   16,658  $    4,449  $    7,264
 Ratio of earnings to fixed
  charges (4)................       --         1.58x        --          --         1.54x
 Dividends paid (5)..........  $  5,898  $    3,654  $   22,289  $    5,552  $   56,888

---------------------
(1) "Pro forma net income" reflects the change in interest expense, including the amortization of debt issue costs resulting from such changes, assuming the Refinancing Transactions were consummated on April 1, 1997, and the indebtedness of the Company was as shown in the Capitalization table.

                                             (notes continued on following page)

(2) "EBITDA" represents income from operations before net interest expense, taxes, depreciation, amortization, non-cash ESOP expense and certain other expenses, as shown in the table below. EBITDA is presented because management believes that it provides an important measure of the Company's debt service ability. The Company's management believes that EBITDA, while providing useful information, should not be considered in isolation or as a substitute for consolidated statement of operations data prepared in accordance with generally accepted accounting principles. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

                                             YEAR ENDED MARCH 31,
                                    -------------------------------------------
                                     1994     1995     1996     1997     1998
                                    -------  -------  -------  -------  -------
                                            (DOLLARS IN THOUSANDS)
   Income from operations.......... $25,726  $58,010  $ 2,626  $14,825  $66,767
   Depreciation and amortization
    (a)............................  14,680   14,135   12,022   10,620    9,475
   Non-cash ESOP expense (b).......   6,005    7,694    3,401    3,102    2,788
   LIFO charge (credit)............   3,629    7,558    9,710   (3,491)     349
   FAS 106 adjustments.............    (268)    (360)    (256)     280      280
   Consolidation expense...........   1,282      715      --       --       --
   Debt forgiveness................     484       51      --       --       --
   Lease termination fees..........     --       875      125      --       --
   Restructuring charges...........     --       --     3,571   15,638    2,838
   Fixed asset write-downs or
    write-offs.....................     --       --     9,205    4,450      --
                                    -------  -------  -------  -------  -------
   EBITDA.......................... $51,538  $88,678  $40,404  $45,424  $82,497
                                    =======  =======  =======  =======  =======

  -----------------
  (a) Depreciation and amortization excludes amortization of debt issues costs aggregating $2,040, $2,117, $2,144, $2,144 and $1,757 for the fiscal years ended March 31, 1994, 1995, 1996, 1997 and 1998, respectively, and debt issue costs of $550 written off in connection with an amendment to the Company's revolving loan agreement in 1996, reflected in the Company's consolidated statements of operations as interest expense.
  (b) Non-cash ESOP expense represents the amount of ESOP expense charged to operations that were or will be paid in the form of Holding's equity securities.
(3) Net cash interest expense represents net interest expense, including interest expense associated with borrowings against cash surrender value of life insurance policies maintained by the Company, adjusted to exclude
    (i) the amortization and write-off of debt issue costs (see note (2)(a) above) and bond discount and (ii) accrued interest.
(4) In computing the ratio of earnings to fixed charges, "earnings" represents pre-tax income (loss) plus fixed charges except capitalized interest, if any. "Fixed charges" represents interest whether expended or capitalized, debt cost amortization, and 33% of rent expense, which is representative of the interest factor. Earnings were sufficient to cover fixed charges for the fiscal years ended March 31, 1995 and 1998. Earnings were insufficient to cover fixed charges for the fiscal years ended March 31, 1994, 1996 and 1997 by $4,306, $38,248 and $26,055, respectively.
(5) Dividends paid include the Holding Prepayment of $45,419 and dividends to Holding in connection with Holding's repurchasing of its capital stock from terminated employees. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The following discussion should be read in conjunction with the "Selected Historical Consolidated Financial Data," and the consolidated financial statements of the Company and the notes related thereto appearing elsewhere in this Prospectus and other more detailed financial data appearing elsewhere herein.

GENERAL

  The Company was formed in May 1990 when Kelso and its affiliates acquired control of and combined two leading metals distributors, EMJ (founded in 1921) and Kilsby-Roberts Holding Co. (founded in 1915). Through its network of 25 service centers strategically located throughout North America, the Company distributes a broad line of bar, tubing and pipe, and plate and sheet metal products to over 40,000 customers.

  During the past several years, the Company has undergone substantial changes. In March 1997, the Company announced a $15.6 million restructuring plan that included selling certain foreign operations, closing four domestic distribution centers, and reducing the Company's workforce in order to improve operating efficiencies and margins. In addition, fiscal 1997 included a $4.5 million write-off of certain costs related to its management information and reporting system. In fiscal 1996, the Company recorded a $3.6 million restructuring charge for workforce reductions and a non-recurring charge of $9.2 million for asset write-downs and write-offs. In addition, fiscal 1996 included a charge to cost of sales of $26.9 million representing the difference between the Company's physical inventory balances and its perpetual inventory records after the implementation and conversion to a new management information system in February 1995. The implementation of the new computer system required a company-wide training effort and change in operational processes that required a learning period for the system's users, and such implementation adversely affected the Company's results of operations in fiscal 1996. Start-up difficulties impacted sales, purchasing, receivables and inventory management and caused the Company to incur additional expense in correcting errors arising in the transition process. The Company believes that such problems have been resolved.

  In late fiscal 1997, the Company appointed a new Chief Executive Officer and developed and began to implement a plan to restructure and realign its operations and reduce its workforce. In addition, the Company has shifted its strategic focus to emphasize maximizing operating income and cash flow. The Company increased its EBITDA from $45.4 million in fiscal 1997 to $82.5 million in fiscal 1998, an increase of $37.1 million, or 81.7%. For the same periods, EBITDA margin increased from 4.4% to 7.9% of sales, respectively. This improved operating performance has resulted primarily from the successful implementation of the Company's restructuring plan. Cost savings measures implemented included: (i) the closure of four under-performing domestic service centers and the sale of unprofitable foreign subsidiaries in Mexico and the United Kingdom (net operating losses totalled $2.9 million in the three years ended March 31, 1998), and (ii) a reduction in the number of employees from approximately 2,600 on December 31, 1996 to approximately 2,200 on March 31, 1998, including the elimination of a number of corporate managerial positions. In the aggregate, the Company believes that it has reduced its cost structure by approximately $17 million since commencement of its restructuring plan.

  The Company is currently engaged in a reengineering program emphasizing process improvements including: (i) pursuing sales to new and existing customers, utilizing enhanced information systems to provide improved customer and market data and (ii) further implementing cost savings through reductions in delivery and inventory handling expenses and through other efficiency realizations. The Company is also pursuing further operational efficiencies by: (i) providing incentives for service center managers and salespersons based on branch operating achievements and corporate financial objectives; and
(ii) repositioning faster moving inventory from the facilities which the Company had designated as depots to the service centers, which is designed to increase sales and operating income. The Company is continually enhancing its management information systems with the objective of improving operating performance through better and more efficient service at reduced costs.

  The Company's restructuring plan has resulted in, and the reengineering program is expected to continue, a downward trend in operating expense ratios.

  The metals service center industry has been historically cyclical (with periods of strong demand and higher prices followed by periods of weaker demand and lower prices), principally due to the nature of the industries in which the largest consumers of metals operate. The domestic metals service center industry cycle is based on the cycles for the U.S. industries that it services. The Company believes its results have been less sensitive to economic trends than some of its competitors due to its customer base, product mix and the variety of industries served.

STATEMENT OF OPERATIONS INFORMATION

  The following table sets forth certain consolidated statement of operations data for the Company. The historical financial data for the fiscal years ended March 31, 1996, 1997 and 1998, are derived from the historical financial statements included elsewhere herein.

                                         YEAR ENDED MARCH 31,
                          ------------------------------------------------------
                             1996       %       1997       %       1998      %
                          ----------  -----  ----------  -----  ---------- -----
                                        (DOLLARS IN THOUSANDS)
STATEMENT OF OPERATIONS
 DATA:
Revenues................  $1,025,659  100.0% $1,023,565  100.0% $1,050,005 100.0%
Gross profit............     261,021   25.4     280,739   27.4     294,624  28.1
Operating expenses
 exclusive of
 restructuring and other
 non-recurring expenses.     245,619   23.9     245,826   24.0     225,019  21.4
 Warehouse and delivery
  expenses..............     129,966   12.7     135,287   13.2     128,495  12.2
 Selling expenses.......      41,794    4.1      40,791    4.0      37,147   3.5
 General and
  administrative
  expenses..............      73,859    7.2      69,748    6.8      59,377   5.7
Income from operations..       2,626    0.3      14,825    1.4      66,767   6.4
Net interest expense....      40,874    4.0      40,880    4.0      41,059   3.9
Extraordinary loss......         --     --          --     --        9,075   0.9
Net income (loss).......     (29,311)  (2.9)    (26,556)  (2.6)     15,760   1.5

RESULTS OF OPERATIONS--YEAR ENDED MARCH 31, 1998 COMPARED TO YEAR ENDED MARCH 31, 1997

  Revenues. Revenues for fiscal 1998 increased 2.6% to $1,050.0 million, compared to $1,023.6 million in fiscal 1997. Revenues from domestic operations for fiscal 1998 increased $36.6 million (3.8%) to $996.4 million compared to $959.8 million in fiscal 1997. Domestic revenues in fiscal 1998 reflect a 9% increase in tonnage volume offset by a 3% reduction in average selling price (material costs declined 4%) compared to fiscal 1997. Revenues from international operations decreased $10.2 million to $53.6 million in fiscal 1998 due to the sale of the U.K. and Mexican subsidiaries (see Note 4 to Consolidated Financial Statements).

  Gross Profit. Gross profit increased $13.9 million to $294.6 million in fiscal 1998 compared to $280.7 million in fiscal 1997 and gross margin increased to 28.1% compared to 27.4%. Fiscal 1998 included a LIFO charge of $0.3 million compared to a corresponding LIFO credit of $3.5 million in fiscal 1997. Gross profit and gross margin from foreign operations was $11.4 million and 21.3% in fiscal 1998, compared to $13.4 million and 21.0% in fiscal 1997. Exclusive of foreign operations and LIFO, gross margin was 28.5% for fiscal 1998 compared to 27.5% in fiscal 1997. The increase of 1.0% is due to changes in product mix, primarily higher bar tonnage shipped (18%) and higher average prices on tubular products (3%) in fiscal 1998 compared to fiscal 1997. The Company believes such changes were primarily due to changes in customer demand toward products with higher margins, and not attributable to specific strategies or initiatives of the Company. In addition, the shift in demand did not reflect an identifiable trend in demand for product or by industry.

  Expenses. Total operating expenses in fiscal 1998 were $227.8 million compared to $265.9 million in fiscal 1997. Fiscal 1998 included a restructuring charge of $2.8 million representing the loss on sale of the Company's U.K. and Mexican operations (see Note 4 to Consolidated Financial Statements). Fiscal 1997 included a restructuring charge of $15.6 million and a non-recurring charge for asset write-offs of $4.5 million (see Note 1 to Consolidated Financial Statements). Excluding such charges, operating expenses in fiscal 1998 would have been $225.0 million, or 21.4% of revenues, compared to $245.8 million, or 24.0% of revenues, in fiscal 1997.

  Warehouse and delivery expenses decreased $6.8 million (5.0%) to $128.5 million in fiscal 1998 compared to $135.3 million in fiscal 1997. As a percent of revenues, warehouse and delivery expenses were 12.2% in 1998 and 13.2% in fiscal 1997. The decrease resulted from a 7% reduction in compensation and related expenses resulting from a reduction in the number of employees, including reductions from the closure of four domestic service centers and from the sale of the Mexican and U.K. subsidiaries in August 1997 and January 1998, respectively, partially offset by higher freight and shipping expenses attributable to the 9% increase in tonnage volume shipped and repositioning depot inventories.

  Selling, general and administrative expenses decreased $14.0 million (12.7%) to $96.5 million in fiscal 1998 compared to $110.5 million in fiscal 1997. In fiscal 1998 selling expenses decreased $3.7 million (9.1%) to $37.1 million, compared to $40.8 million in fiscal 1997, and decreased as a percent of revenues to 3.5% from 4.0% in fiscal 1997 due to a 5% reduction in compensation and related expenses resulting from the closure of four domestic service centers and the sale of the Mexican and U.K. subsidiaries. General and administrative expenses decreased by $10.4 million (14.9%) to $59.4 million in fiscal 1998, and to 5.7% of revenues in fiscal 1998 from 6.8% in fiscal 1997. The decrease in general and administrative expenses was attributable to an 8% decrease in compensation and related expenses resulting from the March 1997 restructuring, which included an administrative workforce reduction, higher income from cash discounts taken on vendor payments and gains from sales of surplus facilities.

  Net Interest Expense. Net interest expense was $41.1 million in fiscal 1998 and $40.9 million in fiscal 1997. Such amounts include interest on the Revolving Credit Facility, the 10 3/4% Notes and the Notes, Special Term Loan (in fiscal 1998 only), and borrowings against the cash surrender value of certain life insurance policies and the amortization of debt issue costs ($1.8 million in fiscal 1998 and $2.1 million in fiscal 1997).

  During fiscal 1998 the average outstanding indebtedness (excluding borrowings against the cash surrender value of certain life insurance policies) was $303.9 million versus $304.5 million in fiscal 1997. The weighted average interest rate on such indebtedness during fiscal 1998 was 9.68% versus 9.62% in fiscal 1997. The changes in the average outstanding indebtedness and the average interest rate were attributable to the Company's Revolving Credit Facility borrowings and the impact of the Refinancing Transactions consummated in March 1998 (see also "--Liquidity and Capital Resources"). The average borrowings under the Revolving Credit Facility decreased to $127.3 million from $130.4 million in fiscal 1997, and the average interest rate increased to 8.65% in fiscal 1998 from 8.54% in fiscal 1997.

  The outstanding borrowings against the cash surrender value of life insurance policies was $88.9 million at March 31, 1998 and $76.5 million at March 31, 1997, and the total interest expense on such borrowings increased to $9.4 million in fiscal 1998 compared to $8.6 million in fiscal 1997. Such increases resulted from a borrowing of $12.4 million against the increased cash surrender value of life insurance policies in November 1997 to pay annual premiums on such policies and to pay interest on previous borrowings (see "-- Liquidity and Capital Resources"). As specified in the terms of the insurance policies, the rates for dividends payable on the policies correspondingly increase when borrowings are outstanding under the policies. This increase in dividends is greater than the increase in the incremental borrowing rate. Dividend income earned under the policies was $10.3 million in fiscal 1998, $7.8 million in fiscal 1997 and $7.6 million in fiscal 1996 and is reported as an offset to general and administrative expenses in the Company's statements of operations.

  The interest rates on the Notes and on the life insurance policy borrowings are fixed at 9.50% and 11.76%, respectively. The interest rates on the Revolving Credit Facility and the Special Term Loan are floating rates (9.0% and 8.94%, respectively, as of March 31, 1998).

  Extraordinary Loss. The extraordinary loss of $9.1 million includes the write-off of deferred financing costs and the payment of call premiums and other expenses related to the early retirement of the Company's 10 3/4% Notes and purchase money indebtedness as part of the Refinancing Transactions.

RESULTS OF OPERATIONS--YEAR ENDED MARCH 31, 1997 COMPARED TO YEAR ENDED MARCH 31, 1996

  Revenues. Revenues for fiscal 1997 decreased 0.2% to $1,023.6 million, compared to $1,025.7 million in fiscal 1996. Revenues from domestic operations for fiscal 1997 increased $0.8 million to $959.8 million compared to $959.0 million in fiscal 1996. Foreign revenues decreased $2.9 million to $63.8 million. While domestic revenues were relatively flat, foreign revenues were adversely impacted by general weaknesses in the local economies of Canada and the United Kingdom. In addition, the transition to the Company's new management information system in 1996 was disruptive to operations and reduced domestic revenues in fiscal 1996.

  Gross Profit. Gross profit increased $19.7 million to $280.7 million in fiscal 1997 compared to $261.0 million in fiscal 1996 and gross margin increased to 27.4% compared to 25.4%. The increases were primarily attributable to a charge to cost of sales of $26.9 million recorded in fiscal 1996 (see Note 2 to Consolidated Financial Statements). Fiscal 1997 also included a LIFO credit of $3.5 million compared to a corresponding LIFO charge of $9.7 million in fiscal 1996. Gross profit and gross margin from foreign operations was $13.4 million and 21.0% in fiscal 1997, compared to $15.6 million and 23.4% in fiscal 1996. Exclusive of foreign operations and LIFO, gross margin was 27.5% for fiscal 1997, compared to 26.6% in fiscal 1996. The increase of 0.9% reflects the charge to cost of sales in fiscal 1996, partially offset by the effect of changes in product and customer mix resulting from cyclical changes in industrial production, competitive pricing pressures, disposition of slow moving and discontinued inventory, and a sudden decline in stainless and aluminum sheet commodity prices.

  In preparing its financial statements for the year ended March 31, 1996, the Company recorded a charge to cost of sales of $26.9 million to adjust its inventory balance to a carrying value based upon its adjusted perpetual inventory records. This adjustment resulted from errors that arose in the implementation of a new information system. The errors were widespread and materially affected the inventories at virtually all of the Company's branch locations. A review analysis that began in February 1995 and was not concluded until shortly before the reporting of fiscal 1996 results in the first quarter of fiscal 1997 enabled the Company to identify that some errors were due to errors in quantities, decimal point placement, and units of measure input by branch personnel into the perpetual inventory records, but it was unable to identify the causes for other differences between physical quantities counted and priced at applicable cost, determined on the first-in, first-out basis that is used for the valuing inventory in the perpetual inventory records, and related quantities and carrying amounts in the perpetual inventories prior to adjustment. Today, the Company speculates that most of the unidentified differences likely resulted from transactions improperly processed or not processed by branch personnel due to their unfamiliarity with the new information system, because all of the efforts by the Company and its consultants found no defects in the software logic of the new information system's processing of inventory transactions and the physical counts continued to be taken by the same personnel who took the physical counts under the prior information systems and were familiar with the layout of the physical quantities of inventories at their locations. However, due to the large number of transactions handled daily, the Company was unable to identify such improperly processed transactions. Therefore, it was not practicable to determine the amount of the adjustment related to any particular type of error or any period prior to the fourth quarter of fiscal 1996.

  As a result of its intensive review and analysis, the Company identified a number of improvements that were implemented in the new information system, in the training of its personnel in the use of the new information system, and in the procedures performed in the monthly closing cycle to provide additional assurance that the inventory balances reported in its financial statements are fairly stated in accordance with its accounting policies. As a result of these improvements the Company has not experienced significant differences between its perpetual inventory balances and its priced-out physical counts in any subsequent period.

  Expenses. Total operating expenses of $265.9 million in fiscal 1997 included a restructuring charge of $15.6 million and a non-recurring charge for asset write-offs of $4.5 million (see Note 1 to Consolidated Financial Statements). Total operating expenses of $258.4 million in fiscal 1996 included a restructuring charge of $3.6 million for workforce realignment, and a non-recurring charge of $9.2 million for asset write-downs and write-offs (see Note 1 to Consolidated Financial Statements). Excluding such charges, operating expenses in fiscal 1997 would have been $245.8 million, or 24.0% of revenues, compared to $245.6 million, or 23.9% of revenues, in fiscal 1996.

  Warehouse and delivery expenses increased $5.3 million (4.1%) to $135.3 million in fiscal 1997 compared to $130.0 million in fiscal 1996. As a percent of revenues, warehouse and delivery expenses were 13.2% in 1997 and 12.7% in fiscal 1996. The increases are primarily attributable to higher freight costs and related handling expenses resulting from the expansion of services from existing inventory depots and from additional depots established in fiscal 1996.

  Selling, general and administrative expenses decreased $5.2 million (4.4%) to $110.5 million in fiscal 1997 compared to $115.7 million in fiscal 1996. In fiscal 1997 selling expenses decreased $1.0 million (2.4%) to $40.8 million, and decreased as a percent of revenues to 4.0% from 4.1% in fiscal 1996 due to lower compensation costs. General and administrative expenses decreased by $4.1 million (5.5%) to $69.7 million in fiscal 1997, and to 6.8% of revenues from 7.2% in fiscal 1996. The decrease in general and administrative expenses was primarily due to lower compensation expense, lower depreciation and amortization of property, plant and equipment resulting from a change in accounting estimate in fiscal 1996, higher income from cash discounts taken on vendor payments and gains from sales of surplus facilities.

  Net Interest Expense. Net interest expense was $40.9 million in both fiscal 1997 and 1996. Such amounts include interest on the Credit Facility, 10 3/4% Notes, interest on borrowings against the cash surrender value of certain life insurance policies and the amortization or write-off of debt issue costs ($2.1 million in fiscal 1997 and $2.7 million in fiscal 1996).

  During fiscal 1997 the average outstanding indebtedness (excluding borrowings against the cash surrender value of certain life insurance policies) was $304.5 million versus $305.4 million in fiscal 1996. The weighted average interest rate on such indebtedness during fiscal 1997 was 9.62% versus 9.83% in fiscal 1996. The decrease in the average outstanding indebtedness and the weighted average interest rate was attributable to the Company's Credit Facility borrowings. The average borrowings under the Credit Facility decreased to $130.4 million from $131.6 million in fiscal 1996, and the average interest rate decreased to 8.54% in fiscal 1997 from 9.09% in fiscal 1996.

  The outstanding borrowings against the cash surrender value of life insurance policies was $76.5 million at March 31, 1997 and $65.9 million at March 31, 1996, and the total interest expense on such borrowings increased to $8.6 million in fiscal 1997 compared to $7.2 million in fiscal 1996. Such increases resulted from a borrowing of $11.4 million against the increased cash surrender value of life insurance policies in November 1996 to pay annual premiums on such policies and to pay interest on previous borrowings. See "-- Liquidity and Capital Resources." As specified in the terms of the insurance policies, the rates for dividends earned under the policies correspondingly increase when borrowings are outstanding under the policies. This increase in dividends is greater than the increase in the incremental borrowing rate. Dividend income earned under the policies was $7.8 million in fiscal 1997 and $7.6 million in fiscal 1996 and is reported as an offset to general and administrative expenses in the Company's statements of operations.

  During fiscal 1997, the interest rates on the 10 3/4% Notes and on the life insurance policy borrowings were fixed at 10.75% and 11.76%, respectively. The interest rate on the Credit Facility was at a floating rate (10.0% as of March 31, 1997).

LIQUIDITY AND CAPITAL RESOURCES

  The Company's ongoing cash requirements for debt service and capital expenditures are expected to consist primarily of interest payments under its New Credit Facility, interest and principal payments on the Special Term Loan, interest payments on the Notes, dividend payments to Holding in connection with the required repurchase of its capital stock from departing stockholders pursuant to Holding's Stockholders Agreement and the ESOP, capital expenditures and principal and interest payments on the Company's industrial revenue bonds. As of March 31, 1998, annual principal payments required by the Company's outstanding industrial revenue bonds indebtedness amount to $0.5 million in fiscal 1999 and 2000, $1.4 million in fiscal years 2001 through 2004 and $6.2 million in the aggregate thereafter through 2010. The Company will not be required to make any principal payments in respect of the Notes until 2005. The New Credit Facility will mature in 2003 and the Special Term Loan will mature in 2004. The Special Term Loan requires principal payments to be made in equal quarterly installments of $250,000. The final installment due at maturity will repay in full all outstanding principal. The New Credit Facility, the Special Term Loan and Notes have covenants which are comparable to those complied with previously, and although compliance with such covenants in the future is largely dependent on the future performance of the Company and general economic conditions, for which there can be no assurance, the Company expects that it will continue to be in compliance with all of its debt covenants for the foreseeable future.

  As of March 31, 1998, the Company's primary sources of liquidity were available borrowings of approximately $90.6 million under the New Credit Facility, available borrowings of approximately $5.5 million against certain life insurance policies and internally generated funds. Borrowings under the New Credit Facility are secured by the Company's domestic inventory and accounts receivable, and future availability under the facility is determined by prevailing levels of the Company's accounts receivable and inventory. The Special Term Loan is secured by a first priority lien on a substantial portion of the Company's current and future acquired unencumbered property, plant and equipment. The life insurance policy loans are secured by the cash surrender value of the policies and are non-recourse to the Company. The interest rate on the life insurance policy loans is 0.5% greater than the dividend income rate on the policies. As of March 31, 1998, there was approximately
$16.5 million of cash surrender value in all life insurance policies maintained by the Company, net of borrowings.

  The Company's capital expenditures were $7.3 million in fiscal 1998, $4.4 million in fiscal 1997 and $16.7 million in fiscal 1996. Capital expenditures in fiscal 1996 and 1995 included $6.3 million and $5.7 million, respectively, of expenditures financed through purchase money and industrial revenue bond indebtedness. During fiscal 1998, capital expenditures were primarily for routine replacement of machinery and equipment and for computer hardware and software. For fiscal 1999, the Company has planned approximately $15.3 million of capital expenditures (including $4.3 million deemed carryover from the fiscal 1998 budget) to be financed from internally generated funds. Approximately $8.1 million is for routine replacement of machinery and equipment and facility improvements and expansions, $5.3 million is for the purchase of a leased facility, and $1.9 million is for further additions to the Company's management information systems.

  During fiscal 1998, the Company redeemed $11.5 million of its capital stock from retiring and terminated employees, as required by the terms of the Company's ESOP and Holding's Stockholders Agreement. The Company expects that such redemptions for fiscal 1999 will be comparable, although the timing of such expenditures is not within the control of the Company and there can be no assurance in this regard.

  The cash required to complete the 1997 restructuring, including the redemption of stock from terminated employees was financed from proceeds from the sale of domestic facilities and foreign operations, as discussed above, and from internal cash flows.

  The dividend payment to Holding of $45.4 million to effect the Holding Prepayment (see "Prospectus Summary--Refinancing Transactions"), resulted in tax losses reported by Holding in the amount of approximately $27.2 million. Such tax losses are available to offset consolidated federal taxable income of Holding and the Company and will reduce cash taxes payable by the Company under the Tax Allocation Agreement between Holding and the Company (see Note 7 to Consolidated Financial Statements).

  Working capital and cash flows of the Company over the past three fiscal years are summarized below:

                                                         FISCAL YEAR
                                                  ----------------------------
                                                    1996      1997      1998
                                                  --------  --------  --------
                                                    (DOLLARS IN THOUSANDS)
   SELECTED DATA:
   Working capital............................... $166,587  $170,988  $156,500
   Net cash provided by (used in) operating
    activities...................................   70,118    (5,951)   36,602
   Net cash provided by (used in) investing
    activities...................................  (16,105)     (680)    7,555
   Net cash provided by (used in) financing
    activities...................................  (38,745)    4,838   (44,515)

  The Company's working capital decreased $14.5 million to $156.5 million at March 31, 1998 versus $171.0 million at March 31, 1997, primarily as the result of the sale of foreign operations in the U.K. and Mexico and higher accounts payable and accrued liabilities, including deferred taxes. Inventories increased $6.4 million and accounts receivable decreased $8.2 million when compared to fiscal 1997 amounts. The Company's average accounts receivable days outstanding were 36.1 days in fiscal 1998, 39.1 days in fiscal 1997 and 40.8 days in fiscal 1996.

  Net cash provided by operations increased $42.6 million in fiscal 1998 compared to fiscal 1997 primarily due to the significant improvement in earnings and lower accounts receivable. The impact of higher inventories on operating cash flow in fiscal 1998 was offset by higher accounts payable and accrued liabilities.

  Net cash provided by investing activities increased $8.2 million in 1998 compared to 1997 primarily as a result of higher proceeds from fixed asset dispositions, including excess facilities in Hartford, Connecticut; Birmingham, Alabama; Grand Prairie, Texas; Detroit, Michigan and Kansas City, Missouri, and proceeds received from the sale of foreign subsidiaries in the U.K. and Mexico (see Note 4 to Consolidated Financial Statements), offset by higher capital expenditures.

  Net cash used in financing activities increased $49.4 million in 1998 compared to 1997 primarily as a result of reducing the outstanding balance under the Revolving Credit Facility and payment of debt issue costs in connection with the issuance of the Notes, the Special Term Loan, and the replacement of the Credit Facility (see Note 6 to Consolidated Financial Statements). Dividends paid to Holding for the repurchase of Holding's capital stock from departing stockholders was $11.5 million in fiscal 1998 compared to $5.6 million in fiscal 1997. In addition, proceeds from the Refinancing Transactions were used to redeem the 10 3/4% Notes, prepay purchase money indebtedness and pay a dividend to Holding to effect the Holding Prepayment. See "Prospectus Summary--Refinancing Transactions."

  The Company believes its sources of liquidity and capital resources are sufficient to meet all currently anticipated operating cash requirements, including debt service payments on the New Credit Facility, the Special Term Loan and the Notes prior to their respective maturities. However, the Company anticipates that it will be necessary to replace the New Credit Facility on or prior to its maturity in 2003 and to refinance all or a portion of the Special Term Loan on or prior to its maturity in 2004 and the Notes on or prior to their maturity in March 2005, although there can be no assurance on what terms, if any, the Company would be able to obtain such refinancing or additional financing. The Company's ability to make interest payments on the New Credit Facility and the Notes and principal and interest payments on the Special Term Loan will be dependent on maintaining the level of performance reflected in the fiscal 1998 results, which will be dependent on a number of factors, many of which are beyond its control, and the continued availability of revolving credit borrowings. The Company's earnings were sufficient to cover fixed charges for fiscal 1998. Earnings were insufficient to cover fixed charges for fiscal years 1997 and 1996 by $26.1 million and $38.2 million, respectively.

ENVIRONMENTAL CONTINGENCIES

  The Company is currently involved with remediation and/or investigation activities at several former facilities where soil and/or groundwater contamination is present. As of March 31, 1998, reserves totaling $2.3 million have been established to cover those future environmental costs that are known or can be reasonably estimated. See "Business--Environmental Matters" and Note 9 to the Company's Consolidated Financial Statements included elsewhere herein for a more detailed discussion of specific environmental contingencies.

  The Company's service centers are subject to many federal, state and local requirements relating to the protection of the environment, including hazardous waste disposal and underground storage tank regulations. The Company believes that it is in material compliance with all applicable environmental laws and that the Company's products and processes do not present any unusual environmental concerns. The Company does not anticipate any material expenditures or material recurring costs in the near future in connection with pollution control.

  Some of the properties owned or leased by the Company are located in industrial areas with histories of heavy industrial use. Although the location of these properties may result in the Company's incurring environmental liabilities that arise from causes other than the operations of the Company, the Company does not expect that any such liabilities will have a material adverse impact on the Company's results of operations, financial condition or liquidity. The Company does not carry environmental insurance coverage.

  The Company's operations are also governed by laws and regulations relating to workplace safety and worker health, principally the Occupational Health and Safety Act and regulations thereunder, which, among other requirements, establish noise, dust and safety standards. The Company believes that it is in material compliance with applicable laws and regulations and does not anticipate that future compliance with such laws and regulations will have a material adverse effect on the results of operations or financial condition of the Company.

  Although it is possible that new information or future developments could require the Company to reassess its potential exposure relating to all pending environmental matters, management believes that, based upon all currently available information, the resolution of such environmental matters will not have a material adverse effect on the Company's financial condition, results of operations or liquidity. The possibility exists, however, that new environmental legislation and/or environmental regulations may be adopted, or other environmental conditions may be found to exist, that may require expenditures not currently anticipated and that may be material. See "Business--Environmental Matters."

FOREIGN EXCHANGE EXPOSURE

  The functional currency for the Company's foreign subsidiaries is the applicable local currency. Exchange adjustments resulting from foreign currency transactions are recognized in net earnings, whereas adjustments resulting from the translation of financial statements are reflected as a separate component of stockholder's equity. The Company does not hedge its exposure to foreign currency fluctuations. Net foreign currency transaction gains or losses have not been material in any of the years presented. See "Business--Foreign Operations." However, the 1995 devaluation of the Mexican peso and ongoing instability of the peso and the Mexican economy have had a negative impact on the Company's Mexican operations, which generated operating losses aggregating $2.9 million for the three fiscal years ended March 31, 1997.

  In March 1997, the Company approved a restructuring plan that included selling its foreign operations in the United Kingdom and Mexico. As a result of this decision, the cumulative foreign currency translation losses for these operations were recognized as part of the estimated loss on sale of these operations.

YEAR 2000 COMPLIANCE

  The Company believes that its management information systems are substantially in compliance with Year 2000 standards and such standards are not expected to materially impact the Company's internal operations. However, Year 2000 considerations may have an effect on some of the Company's customers and suppliers, and thus indirectly affect the Company. The Company is assessing the effect, if any, on certain of its customers and suppliers by conducting Year 2000 compliance surveys. It is not possible to quantify the effect that customer, supplier or governmental authorities' problems with Year 2000 might have on the Company, but the Company has not been advised of any problems of its customers, suppliers or governmental authorities that it believes will have a material adverse effect on the Company's business.

INFLATION

  The Company's operations have not been, nor are they expected to be, materially affected by inflation.

                                   BUSINESS

GENERAL

  The Company is one of the largest independent distributors of metal products in the U.S., providing value added metals processing services and distributing a broad line of carbon, alloy, stainless and aluminum bar, tubing and pipe, and plate and sheet metal products. The Company sells these products to over 40,000 customers engaged in a wide variety of industries including machinery manufacturing, transportation, fabricated metal products, aerospace, oil tools, construction, shipbuilding, plastics, chemicals, petrochemicals, farm equipment, food processing, energy and environmental control. These customers are serviced through the Company's network of 25 service centers, four plate processing centers, one cutting center, one tube honing facility, three sales offices and one national merchandising office. In fiscal 1998, the Company generated revenues and EBITDA of $1,050.0 million and $82.5 million, respectively.

  The Company serves its customers by providing quick product delivery, metals processing expertise and inventory management services. The Company purchases metals from primary producers and sells these metals in smaller quantities to a wide variety of end users, generally within 24 hours from receipt of an order. During fiscal 1998, the Company handled approximately 8,100 sales transactions per business day, an average of $510 per transaction. EMJ processes most of the metals it sells, by cutting to length, burning, sawing, honing, shearing, grinding, polishing, and performing other similar services, all to customer specifications.

  In late fiscal 1997, the Company appointed a new Chief Executive Officer and developed and began to implement a plan to restructure and realign its operations and reduce its workforce. Since March 1997, the Company has closed four domestic service centers, while continuing to service the markets of those facilities from service centers in adjoining territories. In addition, the Company has sold two foreign subsidiaries which generated net operating losses of $2.9 million in the three years ended March 31, 1998. The Company also reduced the number of employees from approximately 2,600 on December 31, 1996 to approximately 2,200 on March 31, 1998. In the aggregate, the Company believes that it has reduced its cost structure by approximately $17 million since commencement of its restructuring plan.

  The Company also instituted a new management incentive compensation plan to provide bonuses to branch managers based on the achievement of certain branch operating and corporate financial objectives. The Company is currently engaged in a reengineering program emphasizing process improvements including: (i) pursuing sales to new and existing customers utilizing management information systems that provide improved customer and market data and (ii) further implementing cost savings through reductions in delivery and inventory handling expenses and through other efficiency realizations.

  The Company's restructuring plan has resulted in, and the reengineering program is expected to continue, a downward trend in operating expense ratios.

INDUSTRY OVERVIEW

  The Company believes that metals service centers provide valuable services that are needed by end users. Primary metals producers, which manufacture and sell large volumes of steel, aluminum and specialty metals in standard sizes and configurations, generally sell only to those large end-users and metals service centers who do not require processing of the products and who can order in large quantities and tolerate relatively long lead times. Metals service centers, which offer services ranging from pre-production processing in accordance with specific customer requirements to storage and distribution of unprocessed metal products, function as intermediaries between primary metals producers and end-users.

  The current trend among primary metals producers is to focus on their core competency of high-volume production of a limited number of standardized metal products. This change in focus has been driven by their need to develop and improve efficient, volume-driven production techniques in order to remain competitive.

  At the same time, most end-users have recognized the economic advantages associated with outsourcing their metal processing and inventory management requirements. Outsourcing permits end-users to reduce total production cost by shifting the responsibility for pre-production processing to metals service centers, whose higher efficiencies in performing these processing services make the ownership and operation of the necessary equipment a better investment. Inventory management and just-in-time delivery services provided by metals service centers also enable end-users to reduce material costs, decrease capital required for inventory and equipment and save time, labor and other expenses.

  As a result of these trends, metals service centers play an increasingly important role in all segments of the metals industry. Metals service centers purchase and distribute about 30% of all carbon industrial products and nearly 45% of all stainless steel products produced in the U.S. Metals service centers are the single largest customer group of the U.S. domestic steel industry and serve the metal supply needs of more than 300,000 manufacturers and fabricators through service center locations nationwide. The metals distribution and processing industry generated an estimated $40 billion in revenues in the U.S. in 1996. The Company believes that the metals service center industry will continue to increase its role as a valuable intermediary between primary metal producers and end users, primarily as a result of (i) the refocus by metal producers towards sales efforts to larger volume purchasers to increase production efficiency and (ii) increased demand by end users for outsourced metals processing, just-in-time inventory management and the other value-added materials management services.

  The metals service center industry is highly fragmented, consisting of a large number of small companies, which are limited as to product line, size of inventory and customers located within a specific geographic area, and a few relatively large companies. The larger and more sophisticated companies, such as EMJ, have certain advantages over smaller companies, such as higher discounts for volume purchases, the ability to service customers with operations in multiple locations and the use of more sophisticated information systems. There has been a trend toward consolidation in the industry in recognition of the advantages of larger companies. According to industry sources, the number of steel processors and metals service center companies in the U.S. has been reduced from approximately 7,000 in 1980 to approximately 3,400 in 1997.

COMPETITIVE STRENGTHS

  The Company believes that the following factors contribute to its success in the metals distribution industry:

  Market Position. The Company is among the largest independent distributors of metal products in the U.S. The Company believes that its broad product offerings, with a specialization in higher margin bar and tubing (as compared to flat-rolled products), have enabled it to maintain its position among the market leaders and achieve gross margins that are among the highest for comparable publicly-traded metals distribution companies. The Company is among the largest purchasers of steel in the U.S. and has developed long-term relationships with numerous metals producers, resulting in access to a wide variety of metals and new product and service ideas. Because the Company purchases large volumes of metals, it is able to achieve economies of scale in purchasing. Furthermore, the Company believes that its salesforce is among the most experienced in the industry.

  Network of Strategically Located Facilities. The Company's service centers are strategically located throughout North America, generally within one day's delivery time to almost all U.S. manufacturing centers. The Company believes that its network of strategically located facilities positions it to increase sales to national customers that currently buy metals from various suppliers in different locations. The Company's facilities serve more than 40,000 customers, with no single customer accounting for more than three percent of the Company's gross revenues. Such diversification reduces the Company's vulnerability to the financial or economic weakness of particular customers, industries or regions.

  Service and Product Selection. The Company specializes in higher gross margin bar and tubing products that are not commonly sold directly by steel and aluminum producers in small quantities. The Company serves the needs of its customers by carrying a broad range of shapes and sizes in its core product areas in large quantities, which allows the Company to deliver orders to customers typically within 24 hours from receipt of an order. Each of the Company's service centers strives to be a market leader in the Company's core product lines in its geographic area. The Company benefits from an excellent reputation for quality and service built over its 75 years in operation and has received numerous quality and service awards from its customers. The Company was among the first in the metals distribution industry to receive multi-site ISO 9002 certification and had the first metals service center to receive QS 9000 certification established by the automobile industry.

  Management Information Systems and Inventory Practices. The Company has invested significant resources to upgrade its management information and financial reporting system. The Company's current system, which was brought on line in February 1995, provides an internal benchmarking system to track profitability by customer and product type. The Company believes that this information will assist management in its efforts to purchase more effectively, reallocate inventory among different locations and improve customer service through better order reference data. The Company tailors its inventory at each service center to the specific customer requirements of the particular market served.

  Reduced Cost Structure and Economies of Scale. The Company believes that the closure or sale of underperforming assets, the reduction in its workforce and other restructuring initiatives have improved the Company's cost structure by approximately $17 million annually. The Company believes that it will be better able to withstand an economic downturn as a result of its cost reduction initiatives. In addition, because of the Company's large size and scope of operations, its fixed costs are spread across a large base of sales.

  Experienced Management with Equity Ownership. The Company's executives and other members of its management have substantial experience in the metals industry. In addition, the Company's employees directly, and indirectly through the Jorgensen Employee Stock Ownership Plan (the "ESOP"), own in the aggregate approximately 35.3% (28.8% on a diluted basis) of the outstanding Holding Common Stock as of March 31, 1998.

OPERATING AND GROWTH STRATEGY

  The Company's primary business goal is to improve its operating profits while expanding its market share. Its operating and growth strategy consists of the following elements:

  Continue Cost Reductions and Productivity Improvements. The Company is currently engaged in a reengineering program to improve profitability and realize cost savings through continued reductions in delivery and inventory handling expenses and through other efficiency realizations. The Company seeks to increase asset and employee productivity and to further decrease unit costs through initiatives intended to increase volume, thereby taking advantage of economies of scale. The Company has made and will continue to make investments in its management information system to increase the efficiency of the Company and assist it in identifying additional areas for operational improvement. In addition, the Company has instituted a new management incentive plan to provide incentives to branch management that are based on branch operating achievements and corporate financial objectives.

  Focus on Higher Gross Margin Value-Added Products and Services. The Company seeks to maintain its gross margins and to expand its market share by (i) making sales from inventory with value-added services as often as possible, since such sales generally generate higher gross margins and (ii) providing inventory management and timely delivery services. Since the mid-1980's, the Company has shifted its product mix away from commodity-like products such as flat-rolled steel and has increased its sales of specialty products such as carbon, alloy, stainless and aluminum bar and tubing that generally afford higher gross margins. Although the Company continues to sell steel and aluminum sheet products, it does so primarily in niche markets or as a service to important customers that are significant purchasers of other higher gross margin products.

  Realize Efficiencies from Management Information System Investments. The Company believes that continuing enhancements to the Company's management information system will assist the Company in its initiatives to achieve further cost savings and enable it to handle a larger number of orders. Planned improvements in the Company's management information system include: (i) an improved order processing system which will allow its salespersons to access customer history and to improve order throughput, (ii) a warehouse automation system to better control inventory and shipment logistics, (iii) upgraded financial reporting, planning and sales and gross profit analysis systems and (iv) document imaging technology to facilitate processing, storage and retrieval of transactional data. These and other enhancements should assist the Company's efforts to improve the information available to management in its initiatives to improve customer service, optimize inventory levels and achieve greater operational efficiencies.

CUSTOMERS AND MARKETS

  The Company services the steel or aluminum requirements of over 40,000 active customers throughout the U.S. in a wide variety of industries, including machinery manufacturing, transportation, fabricated metal products, aerospace, oil tools, construction, shipbuilding, plastics, chemicals, petrochemicals, farm equipment, food processing, energy and environmental control. The Company is not dependent on any single customer or industry, and during fiscal 1998 no single customer accounted for more than three percent of revenues.

  During fiscal 1998, the Company handled approximately 8,100 sales transactions per business day generating an average revenue of approximately $510 per transaction. Sales of stock inventory maintained by the Company ("stock sales") represented approximately 87% of Company domestic revenues in fiscal 1998. Special requirements of the customer are met by arranging mill-direct sales and by making buy-outs from other distributors of items the Company does not maintain as stock inventory. Such sales generally have lower gross margins than stock sales, but provide a valuable customer service.

  The vast majority of sales are from individual purchase orders and are not subject to ongoing supply contracts; however, the Company sometimes enters into contracts to purchase and supply specific products over a period of a year or longer. Such contracts provide the customer with greater certainty as to timely delivery, price stability and continuity of supply, and sometimes satisfy particular processing or inventory management requirements. Such contracts have resulted in new customer relationships and increased sales volumes for the Company, but can have a slightly lower gross margin than ordinary sales. Such contracts, in the aggregate, represented less than 10% of Company revenues in fiscal 1998.

  Seasonal fluctuations in the Company's business generally occur in the summer months and in November and December, when many customers' plants are closed for vacations. Order backlog is not a significant factor in the business of the Company, as orders are generally filled within 24 hours.

PRODUCTS

  The Company has designated certain carbon and alloy, aluminum, and stainless products as core product offerings under its bar, tubing and pipe, plate, and sheet product lines. The Company stocks a broad range of shapes and sizes of each of these products in each service center (unless there is no market for the product line at a particular location), and each service center strives to be a market leader in the Company's core product lines in its geographic area. Each service center also tailors its inventory to the customer and market requirements of its geographic area.

  Machinery manufacturing, transportation, fabricated metal products, aerospace, oil tools, construction, shipbuilding, plastics, chemicals, petrochemicals, farm equipment, food processing, energy and environmental control, among others, are major markets for the Company. Carbon steel bar products (hot-rolled and cold-finished) and carbon plate and sheet are used in construction equipment, farm equipment, automotive and truck manufacturing, shipbuilding and oil exploration as well as a wide range of other products. Stainless steel bar, plate and sheet is used widely in the chemical, petrochemical, oil refining and biomedical industries where resistance to corrosion is important. Aluminum bar, plate and sheet is frequently used in aircraft and aerospace applications where weight is a factor. Different tubing products are appropriate for particular uses based on different characteristics of the tubing materials, including strength, weight, resistance to corrosion and cost. Carbon tubing and pipe are used in general manufacturing. Alloy tubing is used primarily in the manufacturing of oil field equipment and farm equipment. Stainless steel tubing and pipe are used in applications requiring a high resistance to corrosion, such as food processing. Aluminum tubing and pipe are used in applications that put a premium on light weight (such as aerospace manufacturing).

  The following table sets forth a percentage breakdown of revenue from stock sales (excludes mill-direct revenue and buy-outs) by product group for U.S. operations for the fiscal years ended March 31, 1996, 1997 and 1998.

            BREAKDOWN OF REVENUES FROM STOCK SALES BY PRODUCT GROUP

                                                        YEAR ENDED MARCH 31,
                                                        ----------------------
                                                         1996    1997    1998
                                                        ------  ------  ------
BARS:
  Carbon and Alloy.....................................   32.6%   33.9%   37.0%
  Stainless............................................   14.2    13.6    12.2
  Aluminum.............................................    5.7     5.5     6.2
                                                        ------  ------  ------
    Total..............................................   52.5    53.0    55.4
                                                        ------  ------  ------
TUBING AND PIPE:
  Carbon and Alloy.....................................   26.4    26.8    27.0
  Stainless............................................    3.8     3.7     3.6
  Aluminum.............................................    3.7     3.6     3.3
                                                        ------  ------  ------
    Total..............................................   33.9    34.1    33.9
                                                        ------  ------  ------
PLATE:
  Carbon...............................................    5.4     5.6     5.5
  Stainless............................................    2.2     1.8     1.5
  Aluminum.............................................    2.8     2.5     2.4
                                                        ------  ------  ------
    Total..............................................   10.4     9.9     9.4
                                                        ------  ------  ------
SHEET:
  Carbon...............................................    0.6     0.5     0.4
  Stainless............................................    0.9     0.6     0.3
  Aluminum.............................................    1.5     1.8     0.5
                                                        ------  ------  ------
    Total..............................................    3.0     2.9     1.2
                                                        ------  ------  ------
Other..................................................    0.2     0.1     0.1
                                                        ------  ------  ------
                                                         100.0%  100.0%  100.0%
                                                        ======  ======  ======
Revenues from stock sales as a percentage of total
 revenues..............................................   83.4%   85.7%   87.2%
                                                        ======  ======  ======

INTELLECTUAL PROPERTY AND LICENSES

  EMJ(R) is a registered trademark and service mark in the U.S. and in other countries where the Company does or expects to do business. The Company considers certain information owned by it to be trade secrets and the Company takes measures to protect the confidentiality and control the disclosure of such information. The Company believes that these safeguards adequately protect its proprietary rights. While the Company considers all of its intellectual property rights as a whole to be important, the Company does not consider any single right to be essential to its operations.

MANAGEMENT INFORMATION SYSTEMS

  In February 1995, the Company implemented a new management information system that integrated three different systems the Company had operated in prior years into one system for most Company operations. The transition to the new system required a Company-wide training effort and changes in operational processes. The Company experienced start-up operational difficulties in 1995 in connection with the implementation of its new management information system that adversely affected its customer service, results of operations and working capital. The Company believes such problems have been resolved.

  The system is designed to increase the Company's ability to analyze and manage its operations and improve the productivity of the Company and its customers and suppliers. The system enhances the Company's ability to utilize electronic commerce in dealing with its customers and suppliers, including EDI, remote inquiry and ordering ("RIO"), bar coding, document imaging and other functions that can result in more efficiency and greater productivity for all users. Planned improvements in the Company's management information system include: (i) an advanced order processing system which will allow its salespersons to access customer history and improve order throughput, (ii) a warehouse automation system to better control inventory and shipment logistics, (iii) an upgraded financial reporting, planning and sales and gross profit analyses system and (iv) document imaging technology to facilitate processing, storage and retrieval of transactional data.

SUPPLIERS

  The majority of the Company's procurement activities are from a centralized merchandising office in Chicago where purchases are made by specialists in each of the Company's major product lines. The Company concentrates on developing close working relationships with high-quality suppliers to ensure quality and timely delivery to the Company's customers.

  The vast majority of the Company's purchases are made by purchase order and the Company has no significant supply contracts with periods in excess of one year. The Company is not dependent on any single supplier for a material portion of its purchases, and in fiscal year 1998 no single supplier represented more than 10% of its total purchases. The Company purchased less than three percent of its inventory requirements from foreign based suppliers in fiscal 1998.

EMPLOYEES

  As of March 31, 1998, the Company employed approximately 2,200 persons, of whom approximately 1,285 were employed in production or shipping, 455 were employed in sales and 460 served in executive, administrative or office capacities. Three different unions represent approximately 750 of the Company's employees from 16 locations. The related collective bargaining agreements expire on staggered dates between October 31, 1998 and May 31, 2001. The Company is negotiating a collective bargaining agreement with 18 newly organized employees of the Toronto facility, which is expected to be in place by the end of June 1998. The Company is currently negotiating a renewal of its collective bargaining agreement covering 83 employees at its facilities in Los Angeles, California, which is expected to be in place by the end of June 1998. The Company believes that it has a good overall relationship with its employees.

FOREIGN OPERATIONS

  The Company now maintains two metal service centers in Canada operating through a wholly-owned subsidiary, Earle M. Jorgensen (Canada) Inc., a Canadian limited liability company. On September 8, 1997, the Company sold its operations in Mexico, and on January 29, 1998, the Company sold its operations in the United Kingdom. For the fiscal years ended March 31, 1996, 1997 and 1998, revenues from foreign operations totaled $66.7 million, $63.8 million and $53.6 million, respectively. See Note 4 to Consolidated Financial Statements.

COMPETITION

  The metals service center industry is highly fragmented and generally competes on price, product availability, timely delivery, reliability, quality and processing capability. Apart from price, these services are all "value-added" services provided by metals service centers to lower customers' overall costs. The industry includes both general-line distributors, which handle a wide range of metal products, and specialty distributors, which specialize in particular categories of metal products. Metals service centers range from nationwide to regional and local in geographic coverage. Although the Company is one of the largest distributors of metals in the U.S., some of its competitors have greater financial resources and most of its competitors are less leveraged than the Company.

ENVIRONMENTAL MATTERS

  The Company's service centers are subject to many federal, state and local requirements relating to the protection of the environment, including hazardous waste disposal and underground storage tank regulations. The Company believes that it is in material compliance with all applicable environmental laws and that the Company's products and processes do not present any unusual environmental concerns. The Company does not anticipate any material expenditures or material recurring costs in the near future in connection with pollution control.

  Some of the properties owned or leased by the Company are located in industrial areas with histories of heavy industrial use. Although the location of these properties may result in the Company's incurring environmental liabilities that arise from causes other than the operations of the Company, the Company does not expect that any such liabilities will have a material adverse impact on the Company's results of operations, financial condition or liquidity. The Company does not carry environmental insurance coverage.

  The Company's operations are also governed by laws and regulations relating to workplace safety and worker health, principally the Occupational Health and Safety Act and regulations thereunder, which, among other requirements, establish noise, dust and safety standards. The Company believes that it is in material compliance with applicable laws and regulations and does not anticipate that future compliance with such laws and regulations will have a material adverse effect on the results of operations or financial condition of the Company.

  During fiscal 1996, 1997 and 1998, expenditures made in connection with environmental matters totaled approximately $0.8 million, $1.1 million and $0.4 million, respectively, principally for remediation and investigation activities at sites where contamination of soil and/or groundwater is present, including the sites discussed below. As of March 31, 1998, the Company had accrued approximately $2.3 million for future investigation and remediation expenditures that could be reasonably estimated related to the following matters:

  Alameda Street (Los Angeles). Remediation was completed in fiscal 1996 and the Company has received final approval from the County of Los Angeles authorities. Total costs incurred by the Company in connection with this project were $3.4 million, of which $1.7 million has been capitalized to the property. The Company was reimbursed $1.5 million of such costs by the lessee in accordance with a cost sharing agreement.

  In February 1998 the Company was notified that it had potential responsibility for the lead and copper soil contamination of an undeveloped parcel that is part of the Alameda Street property. A remediation plan has been approved by local government agencies. As of March 31, 1998, the Company's accrual for future investigation and remediation expenditures includes the estimated costs under the remediation plan.

  Bristol (Pennsylvania). A remedial action plan submitted and approved by the Pennsylvania regulatory agency was completed in fiscal 1998. As of March 31, 1998, the project's cost totaled $4.3 million, of which $3.2 million was paid by the Company and $1.1 million was paid by the former owner of the property. No additional costs are expected to be incurred. The Company sold the facility in July 1996.

  Forge (Seattle/Kent, WA). The Company has indemnified the purchasers of its former Forge facility for remediation of certain conditions at the facility and at an off-site disposal site existing at the date of sale. In addition, the Company indemnified such purchasers for up to $2.5 million of remediation and investigation costs associated with or related to the environmental conditions existing at the time of sale and discovered after the closing and for which claims were made prior to July 2, 1995. No such claims were made. As of March 31, 1998, the remediation and investigation costs of the Forge facility totaled $2.6 million. The Company's accrual for future investigation and remediation expenditures includes the estimated remaining costs of remediation. As of March 31, 1998, remediation and investigation costs at the disposal site totaled $0.5 million and the Company has reserved for future monitoring costs.

  Union (New Jersey). During fiscal 1994, the Company was notified by the current owner that it has potential responsibility for the environmental contamination of a property formerly owned by a subsidiary and disposed of by such subsidiary prior to its acquisition by the Company. The prior owner of such subsidiary has also been notified of its potential responsibility. On March 31, 1997, the current owner of the property informed the Company that it estimated the cost of investigation and cleanup of the property at $875,000 and requested contribution to such costs from the Company and the prior owner. The Company has contested responsibility and commented on the clean up plan. The Company does not have sufficient information to determine what potential liability it has, if any. Accordingly, no reserves have been specifically established for this matter as of March 31, 1998.

  Although it is possible that new information or future developments could require the Company to reassess its potential exposure relating to all pending environmental matters, management believes that, based upon all currently available information, the resolution of such environmental matters will not have a material adverse effect on the Company's financial condition, results of operations or liquidity. The possibility exists, however, that new environmental legislation and/or environmental regulations may be adopted, or other environmental conditions may be found to exist, that many require expenditures not currently anticipated and that may be material.

PROPERTIES

  The Company currently maintains 25 service centers, four plate processing centers, one cutting center, one tube honing facility, three sales offices and one merchandising office at various locations throughout the U.S. and is headquartered in Brea, California. Service centers in Birmingham, Alabama; Hartford, Connecticut; Detroit, Michigan and Buffalo, New York were closed and, except for Detroit and Buffalo, sold in connection with the 1997 restructuring plan. In addition, the Company sold facilities in Kansas City and Dallas in connection with a consolidation of its operators in each of those cities, discontinued its flat-rolled processing operations and sold its operations in the United Kingdom and Mexico. The Company's facilities are in good condition and are equipped to provide efficient processing of customer orders. The Company's facilities generally are capable of being utilized at higher capacities, if necessary. Most leased facilities have initial terms of more than one year and include renewal options. While some of the leases expire in the near term, the Company does not believe that it will have difficulty renewing such leases or finding alternative sites.

  Set forth below is a table summarizing certain information with respect to the Company's facilities.

                  COUNTRY/CITY/STATE             OWNED/LEASED FACILITY (SQ. FT.)
      United States:
        Phoenix, Arizona........................  Owned             72,200
        Little Rock, Arkansas...................  Leased            28,800
        Hayward, California.....................  Leased            86,000
        Los Angeles, California.................  Owned            632,700
        Los Angeles, California.................  Leased            83,600
        Denver, Colorado........................  Leased            78,800
        Honolulu, Hawaii........................  Owned            109,200
        Chicago, Illinois.......................  Owned            554,000
        Roselle, Illinois.......................  Leased             4,900
        Plainfield, Indiana.....................  Owned            142,700
        Davenport, Iowa.........................  Leased            59,200
        Boston, Massachusetts...................  Owned             64,200
        Minneapolis, Minnesota..................  Owned            160,000
        Kansas City, Missouri...................  Leased(a)        126,500
        Kansas City, Missouri...................  Leased           103,500
        St. Louis, Missouri.....................  Leased           106,700
        Charlotte, North Carolina...............  Owned            178,200
        Cincinnati, Ohio........................  Leased(b)        137,000
        Cleveland, Ohio.........................  Owned            199,600
        Cleveland, Ohio.........................  Owned            134,500
        Tulsa, Oklahoma.........................  Owned            106,500
        Tulsa, Oklahoma.........................  Owned            137,900
        Portland, Oregon........................  Leased            31,300
        Philadelphia, Pennsylvania..............  Leased           234,800
        Memphis, Tennessee......................  Leased            56,500
        Dallas, Texas...........................  Owned            132,200
        Houston, Texas..........................  Owned            276,000
        Kent, Washington........................  Leased            83,700
      Canada:
        Toronto, Ontario........................  Leased            38,600
        Montreal, Quebec........................  Leased            57,000
      Other Properties:
        Brea, California (headquarters).........  Leased            38,300

---------------------
(a) This previously owned facility was sold in March 1998 and is temporarily being leased backed until completion of a move and consolidation to the other Kansas City location. The move and consolidation is being accommodated by an expansion, which is expected to be completed by November 1998.

(b) The Company has exercised its option to purchase the facility.

LITIGATION

  The Company and its subsidiaries and branches are occasionally involved in ordinary, routine litigation incidental to their normal course of business, none of which management believes to be material to their financial condition or results of operations. The Company and its subsidiaries and branches maintain various liability insurance coverages to protect their assets from losses arising out of or involving activities associated with ongoing and normal business operations. See also "--Environmental Matters."

                                  MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

  The following table sets forth the name, age (at March 31, 1998), principal occupation and business experience during the last five years of each of the directors and executive officers of the Company and Holding. The directors and executive officers of the Company and Holding are identical. The executive officers serve at the pleasure of the Board of Directors of the Company and Holding, respectively.

  Each member of the Board of Directors of the Company and of Holding holds office until the next annual meeting of the stockholders thereof or until his successor is elected and qualified. The election of directors of Holding is subject to the provisions of a Stockholders' Agreement. See "--Stockholders' Agreement."

  Prior to January 1, 1998, non-officer directors of the Company, other than Messrs. Schuchert and Nickell, were paid an annual retainer of $25,000 plus $1,000 for each board meeting attended. Effective January 1, 1998, each of such non-officer directors (Messrs. Marquard, Rutledge and Ligon) was granted options to purchase 10,000 shares of Holding Common Stock at their fair market value as established by the most recent appraisal available at the date of grant. Such options will vest in four equal increments at the end of each calendar quarter of 1998. Effective April 1, 1997 and April 1, 1998, in consideration for his service as a director, Chairman of the Executive Committee and Chairman of the Board, Mr. Roderick was granted options to purchase 20,000 shares of Holding Common Stock at their fair market value as established by the most recent appraisal available at the date of the grant. Such options are fully vested. The Company expects to continue the practice of paying director's fees with grants of stock options.

  In addition, all non-officer directors are reimbursed for all approved out-of-pocket expenses related to meetings attended. The Company's directors receive no additional compensation for their services as directors of Holding. Officers of the Company and Holding who serve as directors do not receive compensation for their services as directors other than the compensation they receive as officers of the Company and Holding.

  There are no family relationships among directors and executive officers of the Company and Holding. For information regarding the stock ownership of Holding by the Company's and Holding's directors and executive officers, see "Security Ownership of Certain Beneficial Owners and Management."

              NAME          AGE                   POSITION
              ----          ---                   --------
     Earle M. Jorgensen      99 Chairman Emeritus and Director
     David M. Roderick       74 Chairman of the Board and Chairman of the
                                 Executive Committee and Director
     Maurice S. Nelson, Jr.  60 President, Chief Executive Officer and
                                 Chief Operating Officer and Director
     Charles P. Gallopo      56 Vice President, Chief Financial Officer and
                                 Secretary
     Frank D. Travetto       45 Vice President Merchandising
     Kenneth L. Henry        51 Vice President Central Region
     James D. Hoffman        39 Vice President Eastern Region
     R. Neil McCaffery       48 Vice President Western Region
     Mark R. McWhirter       38 Vice President and Chief Information Officer
     Joseph S. Schuchert     69 Director
     Neven C. Hulsey         63 Director
     Charles K. Ligon        60 Director
     William A. Marquard     78 Director
     Frank T. Nickell        50 Director
     John Rutledge           49 Director

  Earle M. Jorgensen. Mr. Jorgensen founded EMJ and was Chairman of the Board of EMJ and its successor, the Company, from 1924 until April 1994. He was also Chairman of the Board of Holding from May 1990 until April 1994. Mr. Jorgensen was Chief Executive Officer of EMJ from 1924 to June 1986. Until February 1990, Mr. Jorgensen was a director of Northrop Corporation. Mr. Jorgensen has been a director of Holding since May 1990. In April 1994, Mr. Jorgensen became Chairman Emeritus of the Board of the Company and Holding.

  David M. Roderick. Mr. Roderick became Chairman of the Board of the Company and Holding on January 21, 1998. Mr. Roderick has also served as Chairman of the Executive Committee of the Company and Holding since February 1, 1997. Before that, Mr. Roderick was Chairman of the Board of the Company and Holding from April 1994. Mr. Roderick has been a director of the Company and Holding since January 1994. Mr. Roderick also serves as director of American Standard Companies Inc., Baron Enterprises and Kelso & Companies, Inc. Previously, Mr. Roderick served as Director, Chairman, and Chief Executive Officer of the USX Corporation. Mr. Roderick joined USX in 1959, was Chairman of USX Finance Committee and a Director from 1973 to 1975, was President and Director from 1975 until 1979 and was Chief Executive Officer and Chairman from 1979 to 1989.

  Maurice S. Nelson, Jr. Mr. Nelson was elected President, Chief Executive Officer and Chief Operating Officer and a director of the Company and Holding effective February 1, 1997. Before that, Mr. Nelson served as President, Chief Executive Officer and Chief Operating Officer of Inland Steel Company from 1992 until April 1996. Before that, Mr. Nelson was the President of the Aerospace and Commercial division of the Aluminum Company of America (Alcoa) from 1987 to 1992.

  Charles P. Gallopo. Mr. Gallopo has been Secretary of the Company and Holding since July 1997 and Vice President and Chief Financial Officer of the Company and Holding since December 1993. Before that, Mr. Gallopo was Chief Financial Officer of Severin Montres, Ltd. since July 1989. Severin Montres, Ltd., owned by Gucci Group, N.U., is a manufacturer and distributor of Gucci watches.

  Frank D. Travetto. Mr. Travetto has been the Company's Vice President Merchandising since March 1997. Before that, Mr. Travetto was the Company's Vice President Western Region since 1996, the Company's Vice President Eastern Region from 1992 to 1996, and the Company's Division President, Canadian Operations from 1990 to 1992.

  Kenneth L. Henry. Mr. Henry has been the Company's Vice President Central Region since October 1995. Since January 1998, Mr. Henry has also been responsible for operations of the Company's Chicago facility. Before that, Mr. Henry was the Company's Vice President Southern Region since 1994, and Vice President of the Kilsby-Roberts Division of EMJ from April 1992 to 1994.

  James D. Hoffman. Mr. Hoffman has been the Company's Vice President Eastern Region since July 1996. Before that, Mr. Hoffman was District Manager for the Company's Cleveland and Buffalo operations since June 1992.

  R. Neil McCaffery. Mr. McCaffery has been the Company's Vice President Western Region since March 1997. Before that, Mr. McCaffery was the Company's Vice President Southern Region since April 1996, and was District Manager for the Company's Los Angeles operations from 1991 to 1996.

  Mark R. McWhirter. Mr. McWhirter has been Vice President and Chief Information Officer of the Company since February 1995. Before that, Mr. McWhirter was an Account Manager at Electronic Data Systems since March 1988.

  Joseph S. Schuchert. Mr. Schuchert has been Chairman and a director of Kelso & Companies, Inc. since March 1989 and was Chief Executive Officer from March 1989 to August 1997. Kelso & Companies, Inc. is the general partner of Kelso, a Delaware limited partnership. Before the formation of Kelso & Companies, Inc. in 1989, Mr. Schuchert was Managing General Partner of Kelso. Mr. Schuchert is a director of American Standard Companies Inc. and Kelso Insurance Services, Inc. Mr. Schuchert has been a director of the Company since March 1990, and a director of Holding since May 1990.

  Neven C. Hulsey. Mr. Hulsey has been a director of the Company since March 1990 and Holding since May 1990. He served as Chairman of the Board of the Company and Holding from February 1, 1997 until January 21, 1998. Before that, Mr. Hulsey was President and Chief Executive Officer of the Company from April 1990, and of Holding from May 1990. Mr. Hulsey was Chairman of the Board, Director, President and Chief Executive Officer of Kilsby from 1984 until May 1990. Mr. Hulsey has been a director of the Company from March 1990, and a director of Holding from May 1990. Mr. Hulsey also serves as a director of International House of Pancakes, Inc. and Webco Industries Inc.

  Charles K. Ligon. Mr. Ligon has been a director of the Company since November 1997. From 1992 through 1996, Mr. Ligon was a partner of Lundquist Advisory, an investment advisory firm. Mr. Ligon has worked for Aluminum Company of America (Alcoa) from 1971 to 1991 in many capacities, including LBO Manager and Vice President of Alcoa Separations Technology, Group Vice President of the Materials Science Group, and Vice President of Corporate Planning and Development. Mr. Ligon also served as a director of FX Energy from 1992 through 1994 and KMS Industries from 1987 through 1992.

  William A. Marquard. Mr. Marquard has been a director of the Company since March 1990, and a director of Holding since May 1990. Mr. Marquard also serves as a director and Chairman of the Board of Arkansas Best Corporation and Mosler, Inc., and as a director of Kelso & Companies, Inc., Treadco, Inc. and EarthShell Container Corporation.

  Frank T. Nickell. Mr. Nickell has served as director of the Company and Holding since August 1993. He has been President and a director of Kelso & Companies, Inc. since March 1989 and Chief Executive Officer of Kelso & Companies, Inc. since September 1997. Kelso & Companies, Inc. is the general partner of Kelso, a Delaware limited partnership. Before the formation of Kelso & Companies, Inc., from 1984 to 1989, Mr. Nickell was a general partner of Kelso. He is also a director of Charter Communications Long Beach, Inc., CCA Holdings Corp., CCT Holdings Corporation, Peebles Inc., Kelso Insurance Services, Inc., and The Bear Stearns Companies.

  John Rutledge. Dr. Rutledge has been a director of the Company and Holding since June 1992. Dr. Rutledge is the founder of Rutledge & Company, Inc., a merchant banking firm, and has been Chairman since January 1991. He is the founder of Claremont Economics Institute, and has been Chairman since January 1979. Dr. Rutledge is also a director of Amerindo Investment Advisers, Inc., Lazard Freres Funds, Fluidrive Inc., United Refrigerated Services, Inc., Adobe Air Inc. and CST Office Products, and is a consultant to Kelso and StairMaster Sports/Medical Products, Inc.

STOCKHOLDERS' AGREEMENT

  The Company's By-laws provide for one to ten directors. The Board of Directors of the Company currently consists of nine directors. Certain of Holding's shareholders have agreed, pursuant to the Stockholders' Agreement, dated as of September 14, 1990, as amended (the "Stockholders' Agreement"), that two directors shall be designated by the Management Stockholders (as defined in the Stockholders' Agreement), so long as they are reasonably acceptable to Kelso, and that at least five directors shall be designated by Kelso. Messrs. Nelson and Hulsey are the directors designated by the Management Stockholders and the remaining directors were designated by Kelso. Mr. Ligon was elected as a director by the holders of Series A Preferred Stock of Holding pursuant to the terms of the Series A Preferred Stock. The Stockholders' Agreement also provides that in the event of termination of employment, under certain circumstances, each Management Stockholder is entitled to sell, and Holding can require such a Management Stockholder to sell, their shares of Holding Common Stock to Holding at their appraised Fair Market Value (as defined therein). The Board of Directors of the Company has approved an extension of the term of the Stockholders' Agreement to March 24, 2008.

EXECUTIVE COMPENSATION

  Set forth below is information concerning the compensation levels for the executive officers of Holding and the Company serving as of March 31, 1998. Officers of the Company receive no additional compensation for their services as officers of Holding.

  Cash Compensation. The following table sets forth compensation for the three fiscal years ended March 31, 1998, for the Chief Executive Officer and the four most highly compensated executive officers of the Company as of March 31, 1998.

                         SUMMARY OF COMPENSATION TABLE

                                                       LONG-TERM
                                                      COMPENSATION
                              ANNUAL COMPENSATION        AWARDS
                             ---------------------- ----------------
                                                       SECURITIES
                                                    UNDERLYING STOCK  ALL OTHER
                                            BONUS   OPTIONS/SAR (#)  COMPENSATION
NAME AND PRINCIPAL POSITION  YEAR  SALARY    (1)          (2)            (3)
---------------------------  ---- -------- -------- ---------------- ------------
Maurice S. Nelson, Jr. ....  1998 $550,020 $591,111                    $ 64,924
 President, Chief Executive
  Officer and                1997   91,670      --     1,320,000        150,000
 Chief Operating Officer
  (4)
Charles P. Gallopo.........  1998  209,701  276,663                      37,136
 Vice President, Chief
  Financial Officer          1997  196,470   84,714                      23,928
 and Secretary               1996  195,023   12,102                      32,397
Frank D. Travetto..........  1998  193,480  183,997       25,000         23,856
 Vice President,
  Merchandising              1997  162,008      --                       12,488
                             1996  156,945   63,965                      41,947
Kenneth L. Henry...........  1998  161,561  150,050       25,000         60,973
 Vice President, Central
  Region                     1997  135,627      --                       13,359
                             1996  135,448   66,010                      16,177
R. Neil McCaffery..........  1998  154,447  146,859       25,000         14,989
 Vice President, Western
  Region                     1997  131,336   17,009                       7,580
                             1996   95,152  122,674                       7,720

---------------------
(1) Amounts reflect cash compensation earned by executive officers in each of the fiscal years presented, including amounts received after fiscal year end, or deferred at the election of those officers. Bonus amounts include
    (i) a cash bonus payable pursuant to the Company's Management Incentive Compensation Plan, which became effective April 1, 1997, and (ii) a cash bonus payable each year to all management investors pursuant to the Company's Management Stock Bonus Plan (or, in the case of Mr. Gallopo, an equivalent policy) in proportion to their ownership of Holding Common Stock. The following bonuses were paid to Messrs. Nelson, Gallopo, Travetto, Henry and McCaffery under the Company's Management Incentive Compensation Plan (a) in fiscal 1998: $591,111, $228,255, $183,997,
    $150,050 and $146,859, respectively, (b) in fiscal 1997: none, and (c) in fiscal 1996: none. The following bonuses were paid to Messrs. Gallopo, Travetto, Henry and McCaffery under the Company's Management Stock Bonus Plan (a) in fiscal 1998: none, except Mr. Gallopo ($48,408), (b) in fiscal 1997: none, except Mr. Gallopo ($84,714), and (c) in fiscal 1996: $12,102,
    $3,000, $4,750 and $1,250, respectively. Prior to fiscal 1998, Messrs. Travetto, Henry and McCaffery were participating under a predecessor incentive plan based on the operating performance of their respective regions. The following amounts were paid under this plan to Messrs. Travetto, Henry and McCaffery, respectively (a) in fiscal 1997: none, except for Mr. McCaffery ($17,009), and (b) in fiscal 1996: $60,965, $61,260 and $121,424.

(2) Holding has granted Mr. Nelson and certain other executive officers options to purchase shares of Holding Common Stock at their fair market value on the date of grant. Mr. Nelson's options have an exercise price of $5.41 per share; options granted to Messrs. Henry, Travetto and McCaffery have an exercise price of

   $3.34 per share. See "Holding Stock Option Plan" and "Stock Option Grants Table" below for further information.

(3) Amounts shown include allocations to the accounts of each of the named officers of contributions made by the Company to the ESOP and to the Company's 401(a)(17) Supplemental Contribution Plan ("401(a)(17) Plan") and of premiums paid by the Company for long-term disability and life insurance policies. The following allocations were made in fiscal 1998 to Messrs. Nelson, Gallopo, Travetto, Henry and McCaffery, respectively: (i) ESOP--$8,000, $8,000, $8,000, $7,875 and $7,575; (ii) 401(a)(17) Plan--
    49,057, $13,806, $10,710, $7,376 and $6,918; (iii) long term disability--
    $7,285, $6,133, $3,745, $5,908 and none; and (iv) life insurance--$582,
    $9,197, $1,401, $1,362 and $496. In fiscal 1997, the following allocations were made to Messrs. Nelson, Gallopo, Travetto, Henry and McCaffery, respectively: (i) ESOP--none, $7,500, $7,500, $6,600 and $7,270; (ii)
    401(a)(17) Plan--none, $2,214, $540, none and none; (iii) long term disability--none, $6,207, $3,573, $5,908 and none; and (iv) life insurance--none, $8,007, $875, $851 and $310. In fiscal 1996, the following allocations were made to Messrs. Gallopo, Travetto, Henry and McCaffery, respectively: (i) ESOP--$7,500 each; (ii) 401(a)(17) Plan-- $9,996, $3,238, $2,163 and none; (iii) long term disability--$6,351,
    $3,410, $5,908 and none; and (iv) life insurance--$8,550, $623, $606 and
    $220. The amounts in respect of life insurance represent the estimated value of the premiums paid by the Company on certain disability and life insurance policies in respect of each executive. Some of the policies are managed on a split-dollar basis and the Company will receive the premiums it has paid from the proceeds of such insurance. In such cases the amount of the other compensation attributed to the executive was calculated by treating the premiums paid by the Company as a demand loan, and the amount of compensation is equal to the imputed interest expense on the cumulative outstanding premiums paid by the Company, assuming an interest rate equal to the short-term federal funds rate, from time to time. Amounts shown also include relocation payments of $38,452 to Mr. Henry in fiscal 1998 and $27,176 to Mr. Travetto in fiscal 1996 and a discretionary payment to Mr. Nelson of $150,000 in fiscal 1997.

(4) Mr. Nelson joined the Company on February 1, 1997 and his compensation in fiscal 1997 represents actual compensation for a period of two months.

HOLDING STOCK OPTION PLAN

  Holding has adopted the Earle M. Jorgensen Holding Company, Inc. Stock Option Plan (the "Stock Option Plan"). The Executive Committee of the Board of Directors is authorized to grant options under the Stock Option Plan. Stock options may be granted at not less than 100% of the fair market value of Holding Common Stock on the date of grant and are generally exercisable for a period not exceeding ten years. Option grants or the vesting of options may be contingent upon such terms and conditions, such as the achievement of performance measures or upon the passage of time, as the Executive Committee determines. The Executive Committee will make grants under the Stock Option Plan to provide executive officers with additional incentives for outstanding individual performance and the opportunity to acquire an ownership stake in the Company, thereby more closely aligning their interests with those of the stockholders.

  The Executive Committee has the right, if the holders of options agree, to grant replacement options which may contain terms more favorable than the options they replace, such as a lower exercise price, and cancel the replaced options.

  The aggregate number of shares of Holding Common Stock available for grants or subject to outstanding options, and the respective prices and/or vesting criteria applicable to outstanding options will be proportionately adjusted to reflect any stock dividend on the Holding Common Stock, or any recapitalization, reorganization, merger, consolidation, split-up, spin-off, combination, exchange of shares, warrants or rights offering to purchase the Holding Common Stock at a price substantially below its fair market value. To the extent deemed appropriate by the Executive Committee, subject to any required action by the stockholders, in any merger, consolidation, reorganization, liquidation, dissolution, or other similar transaction, any option granted under the Stock Option Plan shall pertain to the securities and any other property to which a holder of the number of shares of Common Stock covered by the option would have been entitled to receive in connection with such event.

  Upon a Change of Control of Holding, with certain exceptions, all outstanding stock options (whether or not then fully exercisable or vested) will be cashed out at specified prices as of the date of the Change of Control, except that any stock options outstanding for less than six months will not be cashed out until six months after the applicable date of grant.

  Generally, a participant who is granted a stock option will not be subject to federal income tax at the time of grant and the Company will not be entitled to a tax deduction by reason of such grant. Upon exercise of a nonqualified option, generally the difference between the option price and the fair market value of the Holding Common Stock on the date of exercise will be considered ordinary income to the participant and generally the Company will be entitled to a corresponding tax deduction.

  Upon exercise of an incentive stock option, no taxable income will be recognized by the participant and the Company is not entitled to a tax deduction by reason of such exercise. However, if Holding Common Stock purchased pursuant to the exercise of an incentive stock is sold within two years from the date of grant or within one year after the transfer of such Holding Common Stock to the participant, then the difference, with certain adjustments, between the fair market value of the Holding Common Stock at the date of exercise and the option price will be considered ordinary income to the participant and generally the Company will be entitled to a corresponding tax deduction. If the participant disposes of the Holding Common Stock after such holding periods, any gain or loss upon such disposition will be treated as a capital gain or loss and the Company will not be entitled to a deduction.

  The maximum number of shares of Holding Common Stock reserved for issuance under the Stock Option Plan is 1,700,000, subject to adjustment as provided in the Stock Option Plan to reflect certain corporate transactions affecting the number or type of outstanding shares.

STOCK OPTION GRANTS TABLE

  The following table sets forth certain information concerning stock options granted during fiscal 1998 by Holding to the Chief Executive Officer and the next four most highly compensated executive officers of the Company. In addition, there are shown hypothetical gains that could be realized for the respective options, based on assumed rates of annual compound price appreciation of 5% and 10% from the date the options are granted over the ten-year term of the options. The actual gain, if any, realized upon exercise of the options will depend upon the market price of Holding's Common Stock relative to the exercise price of the option at the time the option is exercised. There is no assurance that the amounts reflected in this table will be realized.

                      OPTIONS GRANTED IN LAST FISCAL YEAR

                                                                                        POTENTIAL
                                                                                     REALIZABLE VALUE
                                                                                        AT ASSUMED
                                              INDIVIDUAL GRANTS                      ANNUAL RATES OF
                          ----------------------------------------------------------   STOCK PRICE
                                                   % OF TOTAL                        APPRECIATION FOR
                                NUMBER OF        OPTIONS GRANTED EXERCISE              OPTION TERM
                          SECURITIES UNDERLYING  TO EMPLOYEES IN  PRICE   EXPIRATION ----------------
NAME                      OPTIONS GRANTED (#)(1)   FISCAL YEAR   ($/SH.)     DATE    5% ($)  10% ($)
----                      ---------------------- --------------- -------- ---------- ------- --------
Maurice S. Nelson, Jr. .             --                  0%         N/A         N/A      N/A      N/A
Charles P. Gallopo......             --                  0%         N/A         N/A      N/A      N/A
Frank D. Travetto.......          25,000                20%       $3.34   7/31/2007  $52,513 $133,077
Kenneth L. Henry........          25,000                20%        3.34   7/31/2007   52,513  133,077
R. Neil McCaffery.......          25,000                20%        3.34   7/31/2007   52,513  133,077

---------------------
(1) Holding has not granted any stock appreciation rights. All the options shown above become exercisable on August 1, 1999. All outstanding stock options shall become fully exercisable and shall be cancelled and exchanged for cash in an amount equal to the excess of the Change in Control Price (as defined in the Stock Option Plan as defined below) over the exercise price, in the event of any transaction or series of transactions, other than a public offering, where a person or a group, excluding Holding, any of its subsidiaries and Kelso and its affiliates, is or becomes the beneficial owner, directly or indirectly, of securities representing 35% or more of the voting power of Holding's then outstanding securities (an "SOP Change of Control"), unless the Executive Committee determines prior to the occurrence of such SOP Change of Control that such options shall be honored, or assumed or new rights (having substantially equivalent or better rights, terms and conditions and economic value) substituted therefor.

THE ESOP

  The Company maintains an employee stock ownership plan (the "ESOP") in respect of the Company's nonunion employees who meet certain service requirements. The Company's annual contributions to the ESOP are a percentage (5% plus additional amounts up to an aggregate maximum contribution of 10% pursuant to a program established by the Board of Directors for fiscal 1999 and 2000 rewarding the achievement of Company performance objectives) of total cash compensation (as defined in the ESOP) and may be made by the Company in cash or by Holding in shares of Holding capital stock. Participants become 20% vested in their account balances after one year of continuous service. Participants vest an additional 20% for each year of service thereafter and become fully vested upon completion of five years of service, retirement, disability or death. Following the occurrence of a participant's termination of service (as defined in the ESOP), retirement, disability, or death, the ESOP is required to either distribute the vested balance in stock or cash. If stock is distributed, it is accompanied by a put option to Holding under terms defined in the ESOP. At March 31, 1998, shares of Holding's Series A and Series B Preferred Stock and Holding Common Stock owned by the ESOP totaled 83,903, 24,946, 3,833,577 shares, respectively. Contributions payable to the ESOP totaled $3,401,000, $3,102,000 and $2,788,000 as of March 31, 1996, 1997
and 1998, respectively. Contributions for fiscal years 1994 through 1997 were made by Holding in the form of Holding Common Stock. The contribution for fiscal 1998 will also be in the form of Holding Common Stock.

  Although Holding has not expressed any intent to terminate the ESOP, it has the right to terminate or amend the provisions of the ESOP at any time. In the event of any termination, participants become fully vested to the extent of the balances in their separate accounts and receive put options with respect to Holding stock allocated to their accounts.

  In 1984, 1985 and 1986, K-R purchased life insurance policies to provide, among other things, a separate source for funds to repurchase capital stock, including capital stock distributed by the ESOP, from departing employees. Certain of these policies allow the Company to borrow against the cash surrender value of such policies. As of March 31, 1998, the Company has borrowed $88.9 million against the cash surrender value of such policies to fund renewal premiums, accrued interest on previous borrowings and working capital needs. The net cash surrender value available for future borrowings was approximately $5.5 million as of March 31, 1998. Other resources of the Company, such as the Revolving Credit Facility, are available, subject to certain limitations, to satisfy stock repurchase obligations as they arise. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources".

  The Internal Revenue Service (the "IRS") is currently conducting an audit of the ESOP for the fiscal years ended March 31, 1992 through March 31, 1996. The IRS issued a preliminary report was issued to the Company in which the IRS asserted that certain contributions of stock by Holding to the ESOP violated provisions of the Internal Revenue Code. The U.S. Department of Labor (the "DOL") is currently conducting an investigation of the same transactions involving the ESOP and has come to conclusions similar to those reached by the IRS. The Company believes that the assertions of the IRS and DOL are incorrect and has responded accordingly. In connection with its investigation, the DOL and its advisors have also reviewed the valuation of Holding prepared for the ESOP for fiscal 1997. The Company does not have sufficient information to estimate its potential liability; however, the Company believes that the IRS and DOL investigations will be resolved in a manner that will not result in a material liability to the Company.

SUPPLEMENTAL ESOP

  In fiscal 1996, the Company adopted a supplemental ESOP contribution plan ("Supplemental ESOP") for contributions not allowed under the ESOP pursuant to limitations of Sections 401(a)(17) and 415 of the Internal

Revenue Code of 1986, as amended. Participants in the Supplemental Plan include certain highly compensated employees and other employees who are not eligible to participate in the ESOP. Contributions payable, vesting and distributions under the Supplemental Plan are comparable with those under the ESOP. Contributions under the Supplemental Plan are made in cash and are held in an irrevocable trust. Contributions payable totaled $93,000, $30,000 and $119,000 as of March 31, 1996, 1997 and 1998, respectively.

MANAGEMENT INCENTIVE COMPENSATION PLAN

  Effective April 1, 1997, the Company adopted a new Management Incentive Compensation Plan (the "Incentive Plan"). The Incentive Plan provides for payment of cash bonuses to senior executives and other key management employees based on the achievement of certain operating profit and cash flow objectives determined by the Board of Directors or the Executive Committee. Bonuses awarded are determined on a sliding scale based on the percentage of the objectives achieved. No bonus is payable unless at least 80% of the objectives are achieved, and the maximum bonus payable is 150% of base compensation. In addition, the Company's Chief Executive Officer may award bonuses from a discretionary pool for exemplary service. The Board of Directors ratified bonuses pursuant to the Incentive Plan aggregating
$6.9 million in fiscal 1998.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  David M. Roderick, Frank T. Nickell and Maurice S. Nelson, Jr. are members of the Executive Committee, which succeeded to the functions of the Management and Compensation Committee of Holding and the Company on January 30, 1997.

  Kelso affiliates beneficially own shares of the capital stock of Holding as described under "Item 12. Security Ownership of Certain Beneficial Owners and Management." Mr. Nickell and Mr. Schuchert are stockholders of Kelso and general partners of Kelso Partners I, L.P. ("KP I"), Kelso Partners III, L.P. ("KP III"), and Kelso Partners IV, L.P. ("KP IV"). KP I, KP III and KP IV are the general partners of Kelso Investment Associates, Limited Partnership ("KIA I"), KIA III-Earle M. Jorgensen, L.P. ("KIA III-EMJ") and Kelso Investment Associates IV, L.P. ("KIA IV"), respectively. Mr. Nickell and Mr. Schuchert are directors of Holding and the Company and share investment and voting power with respect to shares of the capital stock of Holding held by KIA I, KIA III-EMJ and KIA IV as described under "Security Ownership of Certain Beneficial Owners and Management."

  In 1990, the Company agreed to pay Kelso an annual fee of $1,250,000 each year for financial advisory services and to reimburse it for out-of-pocket expenses incurred in connection with rendering such services. Two general partners of Kelso affiliates serve on the Boards of Directors of the Company and Holding. The agreement for advisory services was amended in September 1997 to provide such services at an annual fee of $625,000 for each of the fiscal years ending March 31, 1998 and 1999. For each of the fiscal years 1996, 1997 and 1998, the Company paid Kelso the annual fee and reimbursed Kelso $154,000, $393,000 and $62,000, respectively, for out-of-pocket expenses.

  Holding has issued to KIA IV two warrants, entitling KIA IV to purchase 2,937,915 shares of Holding Common Stock in the aggregate at a purchase price of $.01 per share.

  In January 1996, the Company amended its agreement with Kelso Insurance Services, Inc. (an affiliate of Kelso) ("Kelso Insurance"), and American Telephone and Telegraph Company ("AT&T") pursuant to which the Company as well as certain other Kelso affiliated companies participates in a telecommunications network under which AT&T provides communications services to the group at a special tariff rate. Pursuant to such agreement, as amended, the Company has guaranteed a minimum annual usage for communication services, and Kelso Insurance has guaranteed the Company's minimum usage to AT&T. No fee was paid by the Company to Kelso Insurance in connection with this transaction.

  Effective April 1, 1997 and April 1, 1998, in consideration for his service as a director, Chairman of the Company's Executive Committee and Chairman of the Board, the Company granted Mr. Roderick options to purchase 20,000 shares of Holding Common Stock at a purchase price of $5.41 per share and $3.34 per share, respectively, in each case, the fair market value as established by the most recent appraisal available at the date of grant. Prior to this grant, Mr. Roderick had a three-year incentive compensation agreement with Holding which expired on March 31, 1997. Pursuant to such agreement, Mr. Roderick was granted 50,000 shares of Holding Common Stock, 20,000 of which were vested upon issuance and all or a portion of the remainder were to be vested through fiscal 1997, if Holding achieved certain financial targets. A total of 34,000 shares were vested under the agreement when it expired on March 31, 1997. Pursuant to the agreement, Mr. Roderick received a cash payment in fiscal 1996 totaling $145,309, equal to the federal, state and local income tax liability payable by him by reason of the value of the initial payment of 20,000 unrestricted shares of Holding Common Stock and such cash payment.

        SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

COMMON STOCK OF THE COMPANY

  All of the issued and outstanding voting stock of the Company, consisting of 128 shares of common stock, is owned by Holding.

CAPITAL STOCK OF HOLDING

  The following table sets forth information with respect to the beneficial ownership of shares of Holding Common Stock and Series A Preferred Stock as of March 31, 1998, by all stockholders of Holding known to be beneficial owners of more than 5% of any such class, by each director, by each executive officer of the Company named in the Summary Compensation Table and by all directors and executive officers as a group as determined in accordance with Rule 13d-3(i) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). As of March 31, 1998, 26,213 shares of Series B Preferred Stock of Holding have been issued (and 1,163 shares have been accrued but not declared), of which 24,946 were owned by the ESOP and 1,204 were owned by Holding.

                                                                              PERCENTAGE OF
                                            PERCENTAGE OF       NUMBER OF       SHARES OF
                           NUMBER OF          SHARES OF          SHARES         SERIES A
  NAME AND ADDRESS OF      SHARES OF         COMMON STOCK      OF SERIES A   PREFERRED STOCK
    BENEFICIAL OWNER      COMMON STOCK      OUTSTANDING(A)   PREFERRED STOCK OUTSTANDING(B)
  -------------------     ------------      --------------   --------------- ---------------
Kelso Investment
 Associates, IV, L.P.
 (c)....................    9,462,475(d)         59.3%(d)             0            0.0%
KIA III--Earle M.
 Jorgensen, L.P. (c)....    1,704,740            13.1%                0            0.0%
Joseph S. Schuchert (c).   11,167,215(d)(e)      70.0%(d)(e)     24,519(f)        17.7%(f)
Frank T. Nickell (c)....   11,187,714(d)(e)      70.1%(d)(e)     24,519(f)        17.7%(f)
Michael B. Goldberg (c).    9,462,475(d)(e)      59.3%(d)(e)          0            0.0%
George E. Matelich (c)..   11,172,215(d)(e)      70.0%(d)(e)     24,519(f)        17.7%(f)
Thomas R. Wall, IV (c)..   11,172,215(d)(e)      70.0%(d)(e)     24,519(f)        17.7%(f)
Frank K. Bynum (c)......   11,167,215(d)(e)      70.0%(d)(e)          0            0.0%
David I. Wahrhaftig (c).   11,167,215(d)(e)      70.0%(d)(e)          0            0.0%
Earle M. Jorgensen (g)..      200,000             1.5%                0            0.0%
Neven C. Hulsey (g).....      250,000             1.9%           24,519           17.7%
Maurice S. Nelson (g)...            0             0.0%                0            0.0%
Charles P. Gallopo (g)..       50,000             0.4%                0            0.0%
Frank D. Travetto (g)...       12,000             0.1%                0            0.0%
Kenneth L. Henry (g)....       19,000             0.1%              704            0.5%
R. Neil McCaffery (g)...        5,000             0.0%                0            0.0%
David M. Roderick (g)
 (l)....................       74,000             0.6%                0            0.0%
John Rutledge (h) (l)...        7,500             0.1%                0            0.0%
William A. Marquard (c)
 (l)....................       12,500             0.1%                0            0.0%
Charles K. Ligon (l)....        2,500             0.0%                0            0.0%
Earle M. Jorgensen
 Company Employee Stock
 Ownership Plan (g).....    3,764,056(i)         28.9%(i)        80,338(i)        58.1%(i)
All directors and
 executive officers of
 the Company as a group
 (l)....................      712,999(j)          5.5%(j)        25,223(k)        18.2%(k)

---------------------
(a) The percentage of shares of Holding Common Stock outstanding for KIA IV, and Messrs. Schuchert, Nickell, Wall, Matelich, Goldberg, Wahrhaftig and Bynum was calculated assuming the total outstanding shares of Holding Common Stock was 15,955,227, (i) including shares of Holding Common Stock which would be outstanding assuming KIA IV exercised the two Warrants referred to in note (d) below in succession and there had been no other dilution events prior to such exercise, (ii) excluding 47,500 shares subject to stock options referred to in note (l) below, and (iii) excluding the 176,182 shares of Holding Common Stock currently held in the Holding treasury. The percentage of shares of Holding Common Stock outstanding for all other holders was calculated assuming the total outstanding shares of Holding Common

   Stock was 13,017,312, excluding shares subject to stock options, shares issuable upon the exercise of the Warrants held by KIA IV and the 176,182 shares of Holding Common Stock held in the Holding treasury as of March 31, 1998.

(b) The percentage of shares of Series A Preferred Stock outstanding was calculated assuming the total outstanding shares of Series A Preferred Stock was 138,417, excluding 109,129 shares of Series A Preferred Stock held in the Holding treasury as of March 31, 1998.

(c) The business address for such person(s) is c/o Kelso & Company, 320 Park Avenue, 24th Floor, New York, New York, 10022. Kelso & Company is a private investment firm.

(d) Includes 2,937,915 shares of the Holding Common Stock that KIA IV is entitled to purchase pursuant to two Warrants issued to KIA IV. Each Warrant entitles the holder to purchase up to 10% of the Holding Common Stock on a fully-diluted basis at an exercise price of $.01 per share.

(e) Messrs. Schuchert, Nickell, Wall, Matelich, Goldberg, Wahrhaftig and Bynum may be deemed to share beneficial ownership of shares of Holding Common Stock owned of record by (i) KIA IV and an affiliated entity by virtue of their status as general partners of KP IV, the general partner of KIA IV, and such affiliate, and (ii) except Mr. Goldberg, KIA III-EMJ by virtue of their status as general partners of KP III, the general partner of KIA III-EMJ. Messrs. Schuchert, Nickell, Wall, Matelich, Goldberg, Wahrhaftig and Bynum share investment and voting power with respect to securities owned by the Kelso affiliates of which they are general partners. Messrs. Nickell, Wall, Matelich, Goldberg, Wahrhaftig and Bynum disclaim beneficial ownership of the shares of Holding Common Stock owned by the Kelso affiliates.

(f) Messrs. Schuchert, Nickell, Wall and Matelich may be deemed to share beneficial ownership of shares of Series A Preferred Stock owned of record by KIA I by virtue of their status as general partners of KP I, the general partner of KIA I. Messrs. Schuchert, Nickell, Wall and Matelich disclaim beneficial ownership of the shares of Series A Preferred Stock owned by KIA I.

(g) The business address of such person(s) or entity is 3050 East Birch Street, Brea, California, 92821.

(h) The business address for Dr. Rutledge is One Greenwich Office Park, Greenwich, Connecticut, 06831.

(i) Excludes 69,521 shares of Holding Common Stock and 3,565 shares of Series A Preferred Stock held by the ESOP in directed accounts that may be deemed to be beneficially owned by any of the directors or executive officers or other employees of the Company.

(j) Excludes (i) 11,167,215 shares of Holding Common Stock held by Kelso affiliates that may be deemed to be beneficially owned by Mr. Schuchert and Mr. Nickell, and (ii) shares held by the ESOP, except for shares held in directed accounts that may be deemed to be beneficially owned by any of the directors and executive officers of the Company.

(k) Excludes (i) 24,519 shares of Series A Preferred Stock held by KIA I that may be deemed to be beneficially owned by Mr. Schuchert and Mr. Nickell, and (ii) shares held by the ESOP, except for shares held in directed accounts that may be deemed to be beneficially owned by any of the directors or executive officers of the Company.

(l) Includes shares subject to stock options vested and exercisable as of April 1, 1998.

                CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

  Kelso affiliates beneficially own shares of the capital stock of Holding as described under "Security Ownership of Certain Beneficial Owners and Management." Messrs. Schuchert, Nickell, Wall, Matelich, Goldberg, Wahrhaftig and Bynum are indirect stockholders of Kelso and general partners of KP I (other than Messrs. Goldberg, Bynum and Wahrhaftig), KP III (other than Mr. Goldberg) and KP IV. KP I, KP III and KP IV are the general partners of KIA I, KIA III-EMJ and KIA IV, respectively. Messrs. Schuchert and Nickell are directors of Holding and the Company. See "Security Ownership of Certain Beneficial Owners and Management."

  The Company, Holding and Kelso and its affiliates entered into certain agreements in connection with the Acquisition. Such agreements and transactions are described under "Management--Compensation Committee Interlocks and Insider Participation."

  KIA IV is the holder of two Holding warrants which are described under "Management--Compensation Committee Interlocks and Insider Participation."

  Mr. Gallopo has borrowed $403,000 from Holding by issuing two separate notes, one of which is non-recourse, each in the principal amount of $201,500, to Holding in payment for 50,000 shares of Holding Common Stock. The notes mature on March 31, 2001, bear interest at the rate of 6% per annum, and are secured by a pledge of Mr. Gallopo's Holding Common Stock. Mr. Gallopo has also received 16,000 phantom stock units. which vested on November 29, 1997. Each phantom stock unit entitles Mr. Gallopo to receive an amount equal to the difference between the fair market value of a share of Holding Common Stock on the date of redemption and a base price, subject to adjustment, of $9.23.

  Mr. McWhirter has borrowed $92,300 from Holding by issuing two notes, one of which is non-recourse, each in the principal amount of $46,150, to Holding in payment for 10,000 shares of Holding Common Stock. The notes mature on March 31, 2002, bear interest at the rate of 6% per annum and are secured by a pledge of Mr. McWhirter's Holding Common Stock.

  Mr. Hulsey is a general partner of a California partnership, Kilsby-Roberts Group ("KRG"), and has an interest in such partnership of 3.704%. Through December 1996, KRG owned a facility leased to the Company and received approximately $41,000 of rent monthly from the Company during fiscal 1997. The Company believes such rent was a market rent and is not higher than would otherwise be paid if such premises were leased from an independent third party. In January 1997, KRG sold the facility to an independent third party.

  Effective April 1, 1997 and April 1, 1998, in consideration for his service as a director, Chairman of the Company's Executive Committee and Chairman of the Board, the Company granted Mr. Roderick options to purchase 20,000 shares of Holding Common Stock at their fair market value as established by the most recent appraisal available at the date of grant. Mr. Roderick had an incentive compensation agreement with Holding which expired on March 31, 1997. Such transactions are described under "Executive Compensation--Compensation Committee Interlocks and Insider Participation."

                           DESCRIPTION OF THE NOTES

  The Exchange Notes will be, and the Old Notes were, issued under an Indenture dated as of March 24, 1998 (the "Indenture") between the Company and United States Trust Company of New York, as trustee (the "Trustee"). The terms of the Indenture are also governed by certain provisions of the Trust Indenture Act of 1939, as amended. The following description of the material provisions of the Notes, the Indenture and the Registration Rights Agreement are summaries only, do not purport to be complete and are qualified in their entirety by reference to all of the provisions of the respective documents. Copies of the Indenture and the Registration Rights Agreement can be obtained from the Company upon request. Capitalized terms used herein and not otherwise defined shall have the meanings assigned to them in the Indenture or the Registration Rights Agreement, as applicable. Wherever particular provisions of the Indenture are referred to in this summary, such provisions are incorporated by reference as part of the statements made and such statements are qualified in their entirety by such reference.

GENERAL

  The Old Notes are and the Exchange Notes will be senior unsecured obligations of the Company and will rank pari passu in right of payment to all other present and future senior unsecured Indebtedness of the Company, provided, however, to the extent any other Indebtedness is secured by any assets of the Company, the holders of such secured Indebtedness will have a prior claim to those assets. At March 31, 1998, there was $207.9 million of outstanding Senior Indebtedness (including $0.7 million in letters of credit) secured by assets of the Company. The Old Notes were and the Exchange Notes will be issued only in fully registered form without coupons in denominations of $1,000 and any integral multiple thereof.

  The Notes will mature on April 1, 2005. The Notes will bear interest at the rate of 9 1/2% per annum, payable semi-annually on April 1 and October 1 in each year, commencing October 1, 1998, to the registered holders of such Notes (the "Holders") at the close of business on the March 15 or September 15 next preceding each Interest Payment Date.

  Principal of, premium, if any, and interest on each of the Notes will be payable, and the Notes may be presented for registration of transfer or exchange, at the Corporate Trust Office of the Trustee or such other office or agency of the Company as may be designated by the Company for such purpose. At the option of the Company, payment of interest may be made by check mailed to the Holders at the addresses set forth on the registry books maintained by the Trustee, who will initially act as registrar for the Notes. No service charge will be made for any registration of transfer or exchange of Notes, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

OPTIONAL REDEMPTION

  The Company, at its option, may redeem the Notes as a whole, or from time to time in part, on or after April 1, 2002 at the redemption prices (expressed as a percentage of the principal amount thereof) set forth below (in each case together with accrued and unpaid interest, if any, to the Redemption Date):

     IF REDEEMED DURING THE 12-
                MONTH
      PERIOD BEGINNING APRIL 1,                                REDEMPTION PRICE
     --------------------------                                ----------------
       2002...................................................     104.750%
       2003...................................................     102.375%
       2004 and thereafter....................................     100.000%

  Notwithstanding the foregoing, prior to April 1, 2001, the Company may redeem from time to time up to 35% of the aggregate principal amount of the Notes originally outstanding at a redemption price equal to 109.5% of the principal amount thereof, plus accrued and unpaid interest, if any to the redemption date, with the net proceeds of a public offering of common stock by the Company (or of Holding to the extent such net proceeds are contributed as a capital contribution in exchange for common stock of the Company); provided that at least 65% of the aggregate principal amount of the Notes originally outstanding remain outstanding immediately after such redemption.

  Notice of redemption will be sent, by first class mail, postage prepaid, at least 30 days and not more than 60 days prior to the date fixed for redemption to each Holder to be redeemed at the last address for such Holder then shown on the registry books. On and after the Redemption Date, interest will cease to accrue on the Notes or part thereof called for redemption. In case of a partial redemption, selection of the Notes or portions thereof for redemption shall be made by the Trustee by lot, pro rata or in such manner as it shall deem appropriate and fair. Notes may be redeemed in part in multiples of $1,000 principal amount only.

REPURCHASE OF NOTES AT THE OPTION OF THE HOLDER UPON A CHANGE OF CONTROL

  Upon the occurrence of a Change of Control (the "Change of Control Date"), each Holder shall have the right, at such Holder's option, to require the Company to repurchase all or any part of such Holder's Notes pursuant to the offer described in the next paragraph (the "Change of Control Offer") at a purchase price equal to 101% of the principal amount thereof (the "Change of Control Purchase Price"), plus accrued and unpaid interest, if any, to the date of repurchase.

  Within 10 business days following the Change of Control Date, the Company will send by first class mail a notice to each Holder, with a copy to the Trustee, stating, among other things: (i) that a Change of Control has occurred and that such Holder has the right to require the Company to repurchase such Holder's Notes at the Change of Control Purchase Price; (ii) the circumstances and relevant facts regarding such Change of Control (including relevant information with respect to the transaction giving rise to such Change of Control); (iii) the repurchase date specified by the Company (which shall be not earlier than 30 days or later than 60 days after the date such notice is mailed) (the "Repurchase Date"); and (iv) the instructions determined by the Company consistent with the Indenture that a Holder must follow in order to have its Notes accepted for repurchase. Holders will have the right to have their Notes repurchased by the Company if such Notes are tendered for repurchase at any time prior to the close of business on the fifth business day prior to the Repurchase Date. Holders may withdraw their election, in whole or in part, at any time prior to the close of business on the third business day prior to the Repurchase Date (or such shorter period as may be required by applicable law).

  As used herein, a "Change of Control" means (i) directly or indirectly a sale, transfer or other conveyance of all or substantially all of the assets of the Company or Holding, on a consolidated basis, to any "person" or "group" (as such terms are used for purposes of Sections 13(d) and 14(d) of the Exchange Act, whether or not applicable), excluding transfers or conveyances to or among the Company's Wholly Owned Restricted Subsidiaries, as an entirety or substantially as an entirety in one transaction or series of related transactions; (ii) prior to the earlier to occur of (A) the first public offering of Holding Common Stock or (B) the first public offering of Common Stock, Kelso and its Affiliates, the officers, directors and employees of the Company and its Subsidiaries and the ESOP (collectively, the "Permitted Holders") cease to beneficially own, directly or indirectly, in the aggregate a majority of the total voting power of all classes of Capital Stock then outstanding and normally entitled to vote in elections of directors ("Voting Stock") of the Company, whether as a result of issuance of securities of the Company, any merger, consolidation, liquidation or dissolution of the Company, any direct or indirect transfer of securities by Holding or otherwise (the Permitted Holders will be deemed to beneficially own any Voting Stock of the Company held by Holding so long as Permitted Holders beneficially own, directly or indirectly, in the aggregate a majority of the voting power of the Voting Stock of Holding); (iii) any "person" or "group" (as such terms are used for purposes of Sections 13(d) and 14(d) of the Exchange Act, whether or not applicable), other than one or more Permitted Holders, is or becomes the "beneficial owner" (as that term is used in Rules 13d-3 and 13d-5 under the Exchange Act, whether or not applicable, except that a person shall be deemed to have "beneficial ownership" of all shares that any such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 30% of the total voting power of all Voting Stock then outstanding of the Company and the Permitted Holders "beneficially own" (as so defined), directly or indirectly, in the aggregate a lesser percentage of the total voting power of the Voting Stock of the Company than such other person and do not have the right or ability by voting power, contract or otherwise to elect or designate for election a majority of the Board of Directors of the Company (for the purposes of this clause (iii), such other person will be deemed to beneficially own any Voting Stock of the Company held by Holding, if such other person "beneficially owns" (as so defined), directly or indirectly, more than 30% of the voting power of the Voting Stock of Holding and the Permitted Holders "beneficially own" (as so defined), directly or indirectly, in the aggregate a lesser percentage of the voting power of the Voting Stock of Holding and do not have the right or ability by voting power, contract or otherwise to elect or designate for election a majority of the Board of Directors of Holding); or
(iv) during any period of 24-consecutive months, individuals who at the beginning of such period constituted the Board of Directors of the Company (together with any new directors whose election by such Board or whose nomination for election by the shareholders of the Company was approved by a vote of a majority of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved or who were nominated and elected by the Permitted Holders pursuant to the Stockholder Agreement) cease for any reason to constitute a majority of the Board of Directors of the Company then in office.

  Clause (i) of the definition of Change of Control set forth in the preceding paragraph includes a sale, transfer or other conveyance of all or "substantially all" of the Company's or Holding's assets. Although there is a developing body of case law interpreting the phrase "substantially all," there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a Holder of the Notes to require the Company to repurchase such Holder's Notes as a result of a sale, transfer or other conveyance of the Company's or Holding's assets to another person may be uncertain.

  As noted above, certain transactions with Permitted Holders may not be deemed to constitute a Change of Control. In the event a Change of Control occurs and any repurchase pursuant to the foregoing constitutes a "tender offer" for purposes of Rule 14e-1 under the Exchange Act, the Company will comply with the requirements of Rule 14e-1 as then in effect, to the extent applicable, and any other applicable securities laws or regulations with respect to such repurchase.

  The Company's ability to repurchase the Notes pursuant to a Change of Control Offer may be limited by, among other things, the Company's financial resources at the time of repurchase. See "Capitalization" and "Risk Factors-- Change of Control."

CERTAIN COVENANTS

  The Indenture contains, among other things, the following covenants:

  Limitation on Indebtedness. The Indenture provides that the Company shall not create, incur, assume, guarantee or otherwise become liable for, and shall not permit any of its Restricted Subsidiaries to create, incur, assume, guarantee or otherwise become liable for, any Indebtedness, except for Permitted Indebtedness.

  Notwithstanding the foregoing, the Company may create, incur, assume, guarantee or otherwise become liable for Indebtedness (other than guarantees of Indebtedness, the incurrence of which would not be permitted under the Indenture) if, at the time such Indebtedness is so created, incurred or assumed and after giving effect thereto and the application of the proceeds therefrom, the Fixed Charge Coverage Ratio of the Company for the four most recent fiscal quarters for which financial information is available shall not be less than 2.0 to 1.0.

  For purposes of calculating the Fixed Charge Coverage Ratio referred to above, if the Indebtedness to be created, incurred or assumed is Indebtedness of an entity which is to be acquired by, and made a Restricted Subsidiary of, the Company or of a Restricted Subsidiary (whether or not such Indebtedness was incurred by such entity in connection with such acquisition), or is Indebtedness incurred by the Company or any Restricted Subsidiary in connection with such acquisition, then the Fixed Charge Coverage Ratio of the Company shall be determined on a pro forma basis giving effect to both the Fixed Charges related to such additional Indebtedness as well as the Consolidated Cash Flow of the entity to be acquired.

  Limitation on Restricted Payments. The Indenture provides that the Company shall not, and shall not permit any of its Restricted Subsidiaries to, directly or indirectly, make any Restricted Payment, if, after giving effect thereto (i) a Default or an Event of Default, shall have occurred and be continuing or (ii) the aggregate amount of all Restricted Payments made and the amount of Investments then outstanding pursuant to clause (vii)(y) under the "Limitation on Investments" covenant by the Company and its Restricted Subsidiaries (the amount expended, distributed or invested for such purposes, if other than in cash, to be determined in good faith by the Board of Directors of the Company and evidenced by a Board Resolution) from and after the date of the Indenture shall exceed the sum of (a) 50% of Consolidated Net Income of the Company accrued for the period (taken as one accounting period) commencing with the date of the Indenture to and including the date of such calculation (or, in the event Consolidated Net Income for such period is a deficit, then minus 100% of such deficit); (b) 50% of the (1) increase in depreciation expense resulting from the application of APB 16 purchase accounting to the acquisition of the Company in 1990, and (2) amortization of goodwill and deferred financing costs existing as of the date of the Indenture, in each case, for the period specified in clause (a) above; (c) the aggregate net cash proceeds, including marketable securities, received by the Company or Holding from the issuance or sale (other than to a Subsidiary of the Company or Holding, as the case may be) of its Capital Stock (other than Redeemable Stock) or any convertible debt securities that have been converted into shares of Capital Stock (other than Redeemable Stock), from and after the date of the Indenture, provided that, in the case of any issuance or sale by Holding such net cash proceeds are contributed as a capital contribution in exchange for common stock of the Company; (d) the aggregate amount received by the Company or its Restricted Subsidiaries from an Unrestricted Subsidiary (excluding amounts received by the Company or any Restricted Subsidiary from an Unrestricted Subsidiary which represents a repayment of the principal portion of any loan or advance or any return of contributed capital); (e) if there is a redesignation of Unrestricted Subsidiaries as Restricted Subsidiaries of the Company, such aggregate amount of the net reduction in Investments in clause (vii) of the "Limitation on Investments" covenant not to exceed in the case of any Unrestricted Subsidiaries the amount of Restricted Investments previously made by the Company or any Restricted Subsidiary of the Company in such Unrestricted Subsidiary which amount was included in the calculation of the amount of Restricted Payments; and (f) $10,000,000.

  The foregoing clause (ii) will not prevent (a) the payment of any dividend on Capital Stock within 60 days after the date of its declaration if such dividend could have been made on the date of its declaration in compliance with the foregoing provisions, (b) the purchase, redemption or retirement or other acquisition of Capital Stock in exchange for or out of the proceeds of a substantially concurrent issue and sale (other than to a Subsidiary) of other shares of Capital Stock (other than Redeemable Stock) of the Company, (c) cash dividends paid to Holding which dividends are used by Holding to repurchase Capital Stock of Holding from officers and employees (or their estates) of Holding, the Company or its Subsidiaries upon death, disability or termination of employment of such officers and employees to the extent required by the terms of the Stockholder's Agreement, including any extension of the Stockholders' Agreement on substantially the same terms and conditions, as in effect on the date of the Indenture; provided, however, that the aggregate amount of all such repurchases in any fiscal year of the Company does not exceed $5,000,000; (d) cash dividends paid to Holding which dividends are used by Holding to repurchase shares of its Capital Stock from participants who are distributed such shares from the ESOP to the extent required by the terms thereof as in effect on the date of the Indenture; (e) cash dividends paid to Holding out of the net proceeds to the Company of any benefits paid pursuant to the terms of the Life Insurance Policies; provided, however, that such net proceeds shall be first used to repurchase Capital Stock of Holding from the estate of such former officer or employee if such repurchase is required by the ESOP, the Stockholder Agreement or any other agreement and provided, further, that the amount of such dividend shall be excluded in the calculation of Restricted Payments for purposes of clause (ii) of the immediately preceding paragraph; (f) the purchase, redemption, retirement or other acquisition of any Indebtedness with the Net Proceeds from Asset Dispositions as permitted under the "Limitation on Dispositions of Assets" covenant;
(g) the exchanging, refinancing or refunding of Subordinated Indebtedness through the issuance of Subordinated Indebtedness so long as (1) the principal amount of the new Subordinated Indebtedness to be issued does not exceed the principal amount (plus any premium and consent payments required) of the Subordinated Indebtedness so exchanged, refinanced or refunded and (2) the Subordinated Indebtedness to be issued does not

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

have a final maturity or mandatory redemption payments prior to the earlier of the final maturity of the Subordinated Indebtedness being so exchanged, refinanced or refunded or the stated maturity of the Notes; (h) any securities or other Investments received in connection with any sale or other disposition of property or assets, including any Asset Disposition that complies with the "Limitation on Dispositions of Assets" covenant; and (i) Investments in connection with a Financing Disposition by or to any Receivables Entity, including Investments of funds held in accounts permitted or required by the arrangements governing such Financing Disposition or any related Indebtedness.

  Limitation on Liens. The Indenture provides that the Company shall not, and shall not permit any of its Restricted Subsidiaries, directly or indirectly, to create, incur, assume or permit to exist any Lien except for Permitted Liens upon or with respect to any of its property, whether owned at the date of the Indenture or thereafter acquired, or on any income or profits therefrom or assign or otherwise convey any right to receive income, unless the Notes are secured equally and ratably simultaneously with or prior to the creation, incurrence or assumption of such Lien.

  Limitation on Sale and Leaseback Transactions. The Indenture provides that the Company shall not, and shall not permit any Restricted Subsidiary to, enter into any Sale and Leaseback Transaction unless (i) the Company would be able to incur Indebtedness (other than Permitted Indebtedness) in an amount equal to the Attributable Debt with respect to such Sale and Leaseback Transaction or (ii) where the Company or such Restricted Subsidiary receives consideration from such Sale and Leaseback Transaction at least equal to the fair market value of the property subject thereto (which shall be determined in good faith by the Board of Directors and evidenced by a Board Resolution) and applies the Net Proceeds of such Sale and Leaseback Transaction in accordance with the provisions set forth in the "Limitation on Dispositions of Assets" covenant.

  Limitation on Dispositions of Assets. The Indenture provides that the Company shall not, and shall not permit any Restricted Subsidiary to, sell, transfer, lease, convey or otherwise dispose of any assets (other than (i) an asset disposition or the sale of Inventory in the ordinary course of business consistent with past practice, (ii) any Financing Disposition, (iii) any disposition of the Designated Facilities, or (iv) as permitted under "Limitation on Consolidation and Merger" below which constitutes a transfer, conveyance, sale, lease or other disposition of all or substantially all of the Company's assets) unless (a) the Company (or the Restricted Subsidiary, as the case may be) receives consideration at the time of such disposition (an "Asset Disposition") at least equal to the fair market value of the assets disposed of (which shall be determined in good faith by the Board of Directors and evidenced by a Board Resolution), and (b) the Net Proceeds received by the Company for such disposition consists of at least 75% cash, provided, however, that for the purposes of this covenant, "cash" shall include (i) the amount of any liabilities (other than liabilities that are by their terms subordinated to the Notes) of the Company or such Restricted Subsidiary (as shown on the Company's or such Restricted Subsidiary's most recent balance sheet or in the notes thereto) that are assumed by the transferee of any such assets or other property in such Asset Disposition or are no longer the liability of the Company or any Restricted Subsidiary (and excluding any liabilities that are incurred in connection with or in anticipation of such Asset Disposition), but only to the extent that such assumption is effected on a basis under which there is no further recourse to the Company or any of its Restricted Subsidiaries with respect to such liabilities and (ii) any securities, notes or other obligations received by the Company or any such Restricted Subsidiary in connection with such Asset Disposition that are converted by the Company or such Restricted Subsidiary into cash within 180 days of receipt. Within 18 months from the date of such disposition, the Net Proceeds (other than Net Proceeds of any Asset Disposition of the Excluded Facility) thereof shall be
(x) applied to capital expenditures of the Company or the Restricted Subsidiaries; (y) used by the Company or a Restricted Subsidiary to acquire additional properties or assets related to the Company's business or to make Investments in entities, which, after giving effect to such Investment, will become Restricted Subsidiaries, or (z) applied to repay, repurchase or redeem Indebtedness of a Restricted Subsidiary or Indebtedness of the Company ranking on a parity with or senior to the Notes; provided, however, that if such repaid, repurchased or redeemed Indebtedness is Indebtedness incurred under or in respect of the New Credit Facility (or any substitute or replacement facility), the amount of borrowing capacity under such facility shall be permanently reduced by the amount of such repayment, repurchase or redemption; provided, however, no such permanent reduction in borrowing capacity shall be required if such repayment, repurchase or redemption is made with the Net Proceeds remaining after consummation of a Proceeds Offer (as defined below).

  To the extent that Net Proceeds from such disposition are not so applied, the Company (or the Restricted Subsidiary, as the case may be) shall use the remaining Net Proceeds (less any amount of Net Proceeds used to pay reasonable fees and expenses connected with an offer to purchase hereunder) (the "Purchase Amount") to make an offer to purchase Notes in accordance with the requirements of the Indenture ("Proceeds Offer") at a price equal to 100% of the principal amount thereof. If at any time any non-cash consideration received by the Company or a Restricted Subsidiary in respect of a disposition of assets is converted into or sold or otherwise disposed of for cash, then such cash shall constitute Net Proceeds for purposes of this provision and shall be applied in accordance with the preceding two sentences within 30 days of the receipt of such cash. The receipt of all proceeds of insurance paid on account of the loss of or damage to any assets and awards of compensation for any such assets taken by condemnation or eminent domain, net of expenses incurred in their collection, shall constitute Net Proceeds.

  Notwithstanding the foregoing, a Proceeds Offer may be deferred with respect to an Asset Disposition or series of related Asset Dispositions if the Net Proceeds, after giving effect to the application, if any, as set forth in clauses (x), (y) or (z) above, is less than $5,000,000. Such Proceeds Offer may be deferred until such time as such Net Proceeds, plus the aggregate amount of Net Proceeds resulting from any prior or subsequent Asset Disposition(s) during any 12 month period not otherwise applied as provided in clauses (x), (y) or (z) above, is at least equal to $7,500,000, at which time the Company shall apply all such Net Proceeds to a Proceeds Offer.

  Notwithstanding the foregoing, to the extent that any or all of the Net Proceeds of any disposition of assets is prohibited or delayed by applicable local law from being repatriated to the United States, the portion of such Net Proceeds so affected will not be required to be applied pursuant to this provision but may be retained for so long, but only for so long, as the applicable local law will not permit repatriation to the United States. The Indenture provides that the Company will promptly take all reasonable actions required by the applicable local law to permit such repatriation, and once such repatriation of any affected Net Proceeds is permitted under applicable local law, such repatriation will be immediately effected and such repatriated Net Proceeds will be applied in the manner set forth above as if such disposition of assets had occurred on the date of repatriation.

  Limitation on Restricted Subsidiary Dividends. The Indenture provides that the Company shall not, and shall not permit any of its Restricted Subsidiaries to, create, assume or suffer to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to (i) pay dividends or make any other distributions in respect of such Restricted Subsidiary's Capital Stock or otherwise transfer cash or assets or make loans or advances to the Company or any other Restricted Subsidiary, or pay Indebtedness owing to the Company or any other Restricted Subsidiary, (ii) make any loans or advances to the Company or any Restricted Subsidiary, or
(iii) transfer any of its property or cash to the Company or any Restricted Subsidiary, other than as permitted by the Indenture, except for such encumbrances or restrictions existing under or by reason of (a) applicable law, (b) customary non-assignment provisions of any agreement or obligation, including a lease governing a leasehold interest, of the Company or a Subsidiary of the Company, (c) the Indenture, (d) the Special Term Loan and any amendments, modifications or refinancing thereof, provided, however, that any such amendments, modifications, or refinancings shall not impose any greater encumbrance or restriction than those contemplated by the Special Term Loan as in existence on the date of original issuance of the Notes, (e) the New Credit Facility, provided, however, that any amendments to the New Credit Facility shall not impose any greater encumbrance or restriction than those contemplated by such New Credit Facility as in existence on the date of original issuance of the Notes, (f) any Indebtedness incurred pursuant to clause (xv) of the definition of Permitted Indebtedness and any amendments, modifications or refinancings thereof, (g) any instrument governing Indebtedness of a Person acquired by the Company or any Subsidiary of the Company at the time of such acquisition, which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired, (h) any restriction on the sale or other disposition of assets or property securing Indebtedness as a result of a Permitted Lien on such assets or property (including without limitation, customary restrictions relating to assets securing any indebtedness under the Special Term Loan, the New Credit Facility or the Indebtedness incurred pursuant to clause (ix) or (xv) of the definition of Permitted Indebtedness), (i) contracts for the sale of assets, including customary restrictions with respect to agreements for sale of substantially all of the Capital Stock or assets of such Subsidiary provided that such restrictions apply only to the assets being sold and for only so long as such contract remains in effect, or (j) an agreement relating to Indebtedness of or a Financing Disposition to or by any Receivables Entity. Nothing contained in this "Limitation on Restricted Subsidiary Dividends" covenant shall prevent the Company or any Restricted Subsidiary from (1) creating, incurring, assuming or suffering to exist any Liens otherwise permitted in the "Limitations on Liens" covenant or (2) restricting the sale or other disposition of property or assets of the Company or any of its Restricted Subsidiaries that secure Indebtedness of the Company or any of its Restricted Subsidiaries.

  Limitation on Transactions with Affiliates. The Indenture provides that the Company shall not, and shall not permit any of its Restricted Subsidiaries to, enter into transactions with Affiliates of the Company or Holding (other than the Company and its Wholly Owned Restricted Subsidiaries) except for Permitted Transactions, transactions in respect of Restricted Payments made in accordance with the "Limitation on Restricted Payments" covenant and transactions the terms of which are no less favorable than the terms which could be obtained by the Company, or, if the Company is not a party to such transaction, such Restricted Subsidiary, as the case may be, in a comparable transaction made on an arm's length basis between unaffiliated parties, and for transactions involving aggregate payments in excess of $3,000,000, the Company delivers to the Trustee a resolution of the Board of Directors of the Company (including all, if any, of the disinterested directors) to the effect that the terms of such transactions are fair and reasonable to the Company, or if the Company is not a party to such transaction, such Restricted Subsidiary.

  Limitation on Investments. The Indenture provides that the Company shall not, and shall not permit any Restricted Subsidiary to, make any Investments in any other person, except (i) Investments in the Company or in any other Restricted Subsidiary by any Restricted Subsidiary or by the Company in a Wholly Owned Restricted Subsidiary of the Company; (ii) receivables owing to the Company or its Restricted Subsidiaries created in the ordinary course of business and payable or dischargeable substantially in accordance with customary trade terms; (iii) Permitted Transactions; (iv) Investments made in Cash Equivalents; (v) Investments permitted to be made pursuant to the "Limitation on Dispositions of Assets" covenant; (vi) Investments existing on the date of the Indenture; and (vii) Investments in Unrestricted Subsidiaries (or an entity (or entities) which, after giving effect to such Investment, becomes an Unrestricted Subsidiary) not otherwise permitted by clauses (i) through (vi) above, in an aggregate amount not exceeding at any time outstanding the sum of (x) $7,500,000 and (y) an amount which is equal to the amount of Restricted Payments permitted at such time to be made pursuant to the "Limitation on Restricted Payments" covenant (the sum of (x) and (y) being referred to as the "Permitted Investment Amount").

  Limitation on Consolidation and Merger. The Indenture provides that the Company shall not in a single transaction or through a series of related transactions consolidate with or merge with or into another person or directly or indirectly sell, transfer, lease or convey all or substantially all of its properties and assets to another person unless: (i) (a) the Company is the continuing corporation in the case of a merger or (b) the resulting, surviving or transferee entity (the "Surviving Entity") is a corporation or partnership organized under the laws of the United States, any state thereof or the District of Columbia and expressly assumes by supplemental indenture in a form reasonably satisfactory to the Trustee all of the obligations of the Company under the Indenture and the Notes; (ii) no Default or Event of Default shall have occurred and be continuing immediately after giving effect to such transaction; (iii) the Consolidated Net Worth of the Company or the Surviving Entity, as the case may be, on a pro forma basis after giving effect to such consolidation, merger or sale, transfer, lease or conveyance of assets (but prior to any purchase accounting adjustments resulting from the transaction) is not less than the Consolidated Net Worth of the Company, immediately prior to the date of the transaction; and (iv) immediately after giving effect to such transaction, the Company or the Surviving Entity, as the case may be, on a pro forma basis would be able to incur $1.00 of additional Indebtedness (other than Permitted

Indebtedness) under the "Limitation on Indebtedness" covenant as if, in the case of the Surviving Entity, such Person were the Company.

  Notwithstanding the foregoing, clause (iv) shall not prohibit a transaction, the principal purpose of which is (as determined in good faith by the Board of Directors of the Company and evidenced by a resolution thereof) to change the state of incorporation of the Company, and such transaction does not have as one of its purposes the evasion of the restrictions of this section.

SUPPLEMENTAL INDENTURES

  The Indenture permits the Company and the Trustee, without notice to or the consent of the Holders, to amend or supplement the Indenture or the Notes for certain specified purposes, including curing ambiguities, defects or inconsistencies (provided that such action shall not materially adversely affect the interests of the Holders in any respect), providing for the assumption of the Company's obligations to the Holders under certain circumstances, providing for uncertificated Notes, and to maintain compliance with the Trust Indenture Act of 1939, as amended. Other modifications, amendments or supplements to the Indenture or the Notes may be made with the consent of the Holders of not less than a majority in aggregate principal amount of the Notes at the time outstanding, and such modifications, amendments or supplemental indentures will be binding on every Holder whether or not such Holder has consented thereto, provided that no such modification, amendment or supplemental indenture shall, without the consent of Holders of each outstanding Note affected thereby, among other things (a) change the final maturity of any Note, or reduce the principal amount thereof (including the amount payable upon redemption), reduce the rate or extend the time of payment of interest thereon, or impair or affect the right of any Holder of Notes to institute suit for the payment of any of the Notes or (b) reduce the aforesaid percentage of Notes, the consent of Holders of which is required for any such modification, amendment or supplement to the Indenture.

EVENTS OF DEFAULT AND REMEDIES

  The Indenture defines an Event of Default as being: (a) any failure to pay an installment of interest on the Notes as and when the same becomes due and payable and such failure continues for 30 days; (b) failure to pay all or any part of the principal of (or premium, if any, on) the Notes when and as the same shall become due and payable at maturity, redemption, by declaration or otherwise, including payment of the Change of Control Price; (c) failure by the Company duly to observe, perform or comply with any covenant or agreement contained in the Notes or the Indenture which failure continues for a period of 60 days after written notice specifying such failure and demanding that the Company remedy the same has been given to the Company by the Trustee or to the Company and the Trustee by Holders of at least 25% in aggregate principal amount of Notes then outstanding; (d) certain events of bankruptcy, insolvency or reorganization in respect of the Company or any Material Subsidiary; (e)
(i) a default which extends beyond any stated period of grace applicable thereto, excluding any extension thereof, under any bond, debenture, note, mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness of the Company or any of its Restricted Subsidiaries, whether now existing or hereafter created, aggregating in excess of $10,000,000 at any one time, if as a result of such event of default the maturity of such Indebtedness has been accelerated prior to its final stated maturity, or (ii) failure to pay such Indebtedness, aggregating in principal amount in excess of $10,000,000 at any one time, at its final stated maturity; or (f) the rendering of final judgments not covered by insurance (which coverage shall be in full force and effect) for the payment of money in an amount equal to or greater than, in the case of any one such judgment $2,500,000, and, in the case of all such judgments $5,000,000, against the Company or any of its Restricted Subsidiaries by a court of competent jurisdiction which are not stayed, satisfied, vacated or discharged within 60 days after such judgments become final and nonappealable.

  If an Event of Default (other than an Event of Default with respect to the Company described in clause (d) of the preceding paragraph), shall occur and be continuing then, and in every such case, unless the principal of all the Notes shall have already become due and payable, either the Trustee or the Holders of not less than 25% in aggregate principal amount of then outstanding Notes, by notice in writing to the Company (and to the Trustee if given by Holders), may declare all of the principal of the Notes (or the Change of Control Purchase Price if the Event of Default includes failure to pay the Change of Control Purchase Price), together with accrued interest thereon to be due and payable immediately. If an Event of Default with respect to the Company specified in clause (d) above occurs, all principal of, premium applicable to, and accrued interest on, all then outstanding Notes shall become immediately due and payable without any declaration or other act on the part of the Trustee or any Holder.

  The provisions described in the preceding paragraph, however, are subject to the condition that if, at any time after a declaration of acceleration has been made and before a judgment or decree for payment of the money due has been obtained by the Trustee, the Holders of a majority in aggregate principal amount of the then outstanding Notes, by written notice to the Company and the Trustee, may waive, on behalf of all Holders, a Default or an Event of Default if: (a) the Company has paid or deposited with the Trustee a sum sufficient to pay (i) all overdue interest on all then outstanding Notes, (ii) the principal of (and premium, if any, applicable to) any Notes which would become due otherwise than by such declaration of acceleration, and interest thereon at the rate borne by the Notes, (iii) to the extent that payment of such interest is lawful, interest upon overdue interest at the rate borne by the Notes and
(iv) all sums paid or advanced by the Trustee under the Indenture and the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, and (b) all Events of Default, other than the nonpayment of the principal of Notes which have become due solely by such declaration of acceleration, have been cured or waived. Notwithstanding the previous sentence, no waiver shall be effective for any Default or Event of Default with respect to any covenant or provision which cannot be modified or amended without the consent of the Holder of each then outstanding Security, unless all such affected Holders agree, in writing, to waive such Default or Event of Default. No such waiver shall cure or waive any subsequent default or impair any right consequent thereon.

  Prior to the declaration of acceleration of the maturity of the Notes, the Holders of a majority in aggregate principal amount of the Notes at the time outstanding may waive on behalf of all the Holders any past or existing Default or Event of Default under the Indenture, except a continuing Default in the payment of principal of, or interest on any Notes or a default with respect to any covenant or provision which cannot be modified or amended without the consent of the Holder of each outstanding Note affected. The Trustee is under no obligation to exercise any of its rights or powers under the Indenture at the request, order or direction of any of the Holders unless such Holders have offered to the Trustee security or indemnity satisfactory to the Trustee. Subject to all the provisions of the Indenture and applicable law, the Holders of a majority in aggregate principal amount of the Notes at the time outstanding have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred upon the Trustee.

  The Company is required to furnish the Trustee, forthwith upon becoming aware of any Default or Event of Default under the Indenture, an officer's certificate specifying such default and within 120 days after the end of each fiscal year, an officer's certificate to the effect that the officers executing the same have conducted, or supervised, a review of the activities of the Company and its Restricted Subsidiaries and of performance under the Indenture and that, to such officers' knowledge, based on their review, the Company has fulfilled all of its obligations under the Indenture, or, if there has been a failure to comply with such obligations, describing such failure with particularity.

DEFEASANCE

  The Company may terminate its obligations (except as to surviving rights of registration of transfer or exchange of Notes expressly provided for in the Indenture) under the Indenture when (i) either (A) all outstanding Notes authenticated and delivered thereunder (except lost, stolen or destroyed Notes which have been replaced or paid) have been delivered to the Trustee for cancellation or (B) all the Notes not theretofore delivered to the Trustee for cancellation have become due and payable, will become due and payable within one year or are to be called for redemption within one year under irrevocable arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Company, and the Company has irrevocably deposited or caused to be deposited with the Trustee United States dollars in an amount sufficient to pay and discharge the entire indebtedness on the Notes, not theretofore delivered to the Trustee for cancellation, for principal of, premium, if any, and interest to the date of such deposit or Stated Maturity or date of redemption, respectively; (ii) the Company has paid or caused to be paid all sums payable by the Company under the Indenture; and (iii) the Company has delivered an Officers' Certificate and an Opinion of Counsel relating to compliance with the conditions set forth in the Indenture. Such Opinion of Counsel may, as to all matters of fact, rely on, among other things, such Officers' Certificate.

  Subject to certain conditions, the Company may, at its option and at any time, terminate its obligations with respect to the outstanding Notes ("defeasance"). Such defeasance means that the Company will be deemed to have paid and discharged the entire Indebtedness on the outstanding Notes and the Indenture shall cease to be of further effect as to all outstanding Notes except as to (i) rights of registration of transfer, substitution and exchange of the Notes and the Company's right of optional redemption, (ii) rights of Holders to receive, solely from the trust fund described below, payments of principal of, premium, if any, and interest on the Notes and any rights of the Holders with respect to such amounts, (iii) the rights, obligations and immunities of the Trustee under the Indenture and (iv) certain other specified provisions in the Indenture (the foregoing exceptions (i) through (iv) are collectively referred to as the "Reserved Rights"). In addition, subject to certain conditions, the Company may, at its option and at any time, terminate its obligations with respect to certain covenants set forth in the Indenture and any omission to comply with such obligations will not constitute a Default or an Event of Default with respect to the Notes ("covenant defeasance").

  In order to exercise either defeasance or covenant defeasance, (i) the Company must irrevocably deposit or caused to be deposited with the Trustee, in trust for the benefit of the Holders of the Notes, at any time prior to the Stated Maturity of the Notes, (A) money in an amount, (B) U.S. Government Obligations that, through the payment of interest and principal, will provide, not later than one day before the due date of payment in respect of the Notes, money in an amount, or (C) a combination thereof, sufficient to pay and discharge the principal amount of, premium, if any, and interest on the Notes to redemption or Stated Maturity, as the case may be, then outstanding on the dates on which any such payments are due in accordance with the terms of the Indenture and of the Notes; (ii) no Default or Event of Default will have occurred and be continuing on the date of such deposit (other than a Default or Event of Default resulting from the incurrence of Indebtedness, the proceeds of which are applied to such deposit); (iii) such defeasance or covenant defeasance will not result in a breach or violation of, or constitute a default under, the Indenture (other than a Default or Event of Default resulting from the incurrence of Indebtedness, the proceeds of which are applied to such deposit), or any material agreement or instrument to which the Company is a party or by which it is bound; (iv) the Company shall have delivered to the Trustee an opinion of outside counsel acceptable to the Trustee (who may be counsel to the Company) to the effect that (a) in the event that the defeasance or covenant defeasance, as the case may be, shall occur more than twelve months prior to Stated Maturity of the Note, such defeasance or covenant defeasance will not be deemed, or result in, a taxable event for federal income tax purposes, with respect to Holders of the Note (and in the case of defeasance the Internal Revenue Service has provided a ruling to the Company or published a ruling or there has been a change after the Issue Date in applicable federal income tax law), and (b) after the 91st day following the Company's deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization, or similar laws affecting creditors' rights generally; and (v) the Company shall have delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that all conditions precedent provided in the Indenture relating to either defeasance or covenant defeasance, as the case may be, have been complied with.

REPORTS

  The Company will deliver to the Trustee and mail to each Holder, within 15 days after it files them with the Commission, copies of its annual report and of the information, documents and other reports (or copies of such portions of any of the foregoing as the Commission may by rules and regulations prescribe) which the Company is required to file with the Commission pursuant to Section 13 or 15(d) of the Exchange Act. Notwithstanding that the Company may not be required to remain subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, the Company shall continue to file with the Commission and provide the Trustee and Holders with such annual reports and such information, documents and other reports.

CERTAIN DEFINITIONS

  In addition to the terms defined above, the Indenture contains, among other things, the following definitions:

  "Affiliate" of any Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such Person. For the purposes of this definition, "control" when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing.

  "APB 16" means Accounting Principles Board Opinion No. 16 (Business Combinations) as in effect on the date of the Indenture.

  "Attributable Debt" in respect of a Sale and Leaseback Transaction means, at the time of determination, the present value (discounted at the interest rate implicit in the lease, compounded semiannually) of the obligation of the lessee of the property subject to such Sale and Leaseback Transaction for rental payments during the remaining term of the lease included in such transaction including any period for which such lease has been extended or may, at the option of the lessor, be extended or until the earliest date on which the lessee may terminate such lease without penalty or upon payment of penalty (in which case the rental payments shall include such penalty), after excluding all amounts required to be paid on account of maintenance and repairs, insurance, taxes, assessments, water, utilities and similar charges.

  "Capital Stock" of any Person means any and all shares, interests, participations, or other equivalents (however designated) of capital stock of such Person and any rights (other than debt securities convertible into capital stock), warrants or options to acquire such capital stock.

  "Capitalized Lease Obligation" means, as to any Person, Indebtedness represented by obligations under a lease that is required to be capitalized on the balance sheet of such Person for financial reporting purposes in accordance with GAAP and the amount of such Indebtedness shall be the capitalized amount of such obligations determined in accordance with GAAP and the stated maturity thereof shall be the date of the last payment of rent or any other amount due under such lease.

  "Cash Equivalents" means (i) obligations issued or directly and fully guaranteed or insured by the United States of America or any agency or instrumentality thereof (provided that the full faith and credit of the United States of America is pledged in support thereof) and maturing within one year from the date of acquisition, (ii) dollar and eurodollar time deposits and certificates of deposit or bankers' acceptances of any domestic commercial bank or domestic branch office or agency of a foreign commercial bank of recognized standing having capital and surplus in excess of $100,000,000 (a "Qualified Bank"), (iii) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clause (i) above entered into with any Qualified Bank, (iv) commercial paper issued by any Qualified Bank and commercial paper of any other issuer rated at least A-2 or the equivalent thereof by Standard & Poor's Corporation or at least P-2 or the equivalent thereof by Moody's Investors Service, Inc. and in each case maturing within one year from the date of acquisition, (v) securities, bonds, notes, debentures or investments or other forms of Indebtedness of any person rated at least A or the equivalent thereof by Standard & Poor's Corporation and at least A or the equivalent thereof by Moody's Investors Service, Inc.,
(vi) investments in money market or mutual funds registered under the Investment Company Act of 1940, as amended, whose sole investments are comprised of securities and other instruments or obligations described in clauses (i) through (v) above and (vii) with respect to only foreign operations of the Company and its Subsidiaries, overnight deposits in the ordinary course of business with foreign commercial banks and certificates of deposit or bankers' acceptances of foreign commercial banks of recognized standing having capital and surplus in excess of $100,000,000.

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

  "Consolidated Cash Flow" of any Person, for any period, means the Consolidated Net Income of such person plus the sum of (a) income taxes, determined on a consolidated basis for such person and its Restricted Subsidiaries, (b) Fixed Charges of such person and its Restricted
Subsidiaries, (c) depreciation expense, (d) amortization expense and (e) all other non-cash items deducted from net revenues in determining Consolidated Net Income for such period, all determined in accordance with GAAP.

  "Consolidated Net Income" of any Person, for any period, means the net income (loss) of such person and its Restricted Subsidiaries for such period, determined in accordance with GAAP, provided that (i) the net income (determined as set forth above) of any Unrestricted Subsidiary or any other Person, other than a Restricted Subsidiary, in which such person or any of its Restricted Subsidiaries has a joint interest with a third party shall be included only to the extent of the amount of dividends or distributions actually paid to such person or Restricted Subsidiary during such period, (ii) the net income (loss) of any person acquired in a pooling of interests transaction for any period prior to the date of such acquisition shall be excluded, (iii) the net income of any Restricted Subsidiary shall be excluded to the extent such Restricted Subsidiary is prohibited, directly or indirectly, from distributing such net income or any portion thereof to such person, (iv) the net income (loss) of such person shall be adjusted by excluding (to the extent otherwise included) any extraordinary gains and extraordinary losses together with any related provisions for taxes on any such gain or loss during any such period, (v) the net income (loss) of such person shall be adjusted by excluding any adjustments relating to the LIFO method of accounting for inventory during such period, (vi) the net income
(loss) of the Company shall be adjusted to exclude (to the extent otherwise included) the one-time non-cash charges associated with the write-off of deferred debt issuance costs associated with the Refinancing Transactions and to exclude any redemption premiums paid on the 10 3/4% Notes or the purchase money indebtedness redeemed in connection with the Refinancing Transactions.

  "Consolidated Net Worth" of any Person, at any date, means the aggregate of capital, surplus and retained earnings less (a) any accumulated deficit and
(b) any amounts attributable to Redeemable Stock, of such person and its Restricted Subsidiaries as would be shown on a consolidated balance sheet of such person and its Restricted Subsidiaries prepared in accordance with GAAP.

  "Designated Facilities" means the facilities of the Company located in Detroit, Michigan, Lynwood, California (the Alameda Sheet and Strip building), Kansas City, Missouri (the JSA Facility), and Buffalo, New York and any property, plant or equipment located at such facility.

  "Eligible Accounts Receivable" means all accounts receivable which are not more than 180 days past due under their normal payments terms.

  "Excluded Facility" means the real property and plant located at 601 Redna Terrace, Cincinnati, Ohio, to the extent that such real property and plant is purchased by the Company for an amount not exceeding $6,000,000 and subsequently sold by the Company on or prior to March 31, 1999 pursuant to a transaction in which the Company enters into a lease agreement with the purchaser of such real property and plant on terms no less favorable in any material respect than the terms of the existing lease agreement for such real property and plant.

  "Financing Disposition" means any sale, transfer, conveyance or other disposition of property or assets by the Company or any Subsidiary thereof to any Receivables Entity, or by any Receivables Subsidiary, in each case in connection with the incurrence by a Receivables Entity of Indebtedness, or obligations to make payments to the obligor on Indebtedness, which may be secured by a Lien in respect of such property or assets.

  "Fixed Charges" means, with respect to any Person for any period, such person's consolidated interest expense determined in accordance with GAAP, (a) including amortization of original issue discount and non-cash expenses attributable to accruals and the interest component of capital leases, (b) excluding the amortization of debt issuance costs, (c) excluding an amount of interest expense in respect of Life Insurance Policy loans that is equal to any dividends received in respect of the Life Insurance Policies (not to exceed the amount of such interest expense on the Life Insurance Policies), and (d) plus the product of
(x) the sum of (i) cash dividends paid on any preferred stock of such person plus (ii) cash and the fair market value (as determined by the Company's Board of Directors in good faith) of any non-cash dividends paid on any preferred stock of any Restricted Subsidiary (other than a Wholly Owned Restricted Subsidiary), times (y) a fraction, the numerator of which is one and the denominator of which is one minus the then current effective aggregate Federal, state and local tax rate of such person, expressed as a decimal. For purposes of this definition, interest on a capital lease shall be deemed to accrue at the rate of interest implicit in such capital lease in accordance with GAAP (including Statement of Financial Accounting Standards No. 13 of the Financial Accounting Standards Board ("FASB")).

  "Fixed Charge Coverage Ratio" means for any Person, for any period, such Person's ratio of Consolidated Cash Flow to Fixed Charges for such period.

  "GAAP" means generally accepted accounting principles in effect in the United States as of the time, when and for the period as to which such accounting principles are to be applied; provided, however, that for purposes of computing Consolidated Net Worth, the Fixed Charge Coverage Ratio and compliance with the "Limitation on Restricted Payments" covenant, "GAAP" means such generally accepted accounting principles as adopted by the Company on the date of the Indenture.

  "Heller Documents" means (a) the Loan and Security Agreement dated as of March 27, 1995, by and between the Company and Heller Financial, Inc.; (b) the Promissory Note dated March 30, 1995, made by the Company and payable to the order of Heller Financial, Inc.; (c) the Deed of Trust and Security Agreement dated as of March 28, 1995, by and between the Company as grantor, Scott A. Stein, as trustee, and Heller Financial, Inc., as the lender; and (d) the Guaranty dated March 28, 1995, made by Holding.

  "Indebtedness" means, as to any person, without duplication, (a) all obligations of such person, including accrued and unpaid interest, for borrowed money (including any net overdraft in any bank which overdraft is not satisfied within three consecutive Business Days from its occurrence), (b) all obligations of such person evidenced by bonds (other than performance bonds issued in the ordinary course of business), debentures, notes, letters of credit or reimbursement agreements (other than letters of credit or reimbursement agreements in respect of accounts payable to trade creditors incurred in the ordinary course of business in connection with the obtaining of materials or services) or similar instruments, (c) all obligations of such person to pay the deferred purchase price of property or services (other than accounts payable to trade creditors arising in the ordinary course of business), (d) all Capitalized Lease Obligations of such person, (e) all indebtedness of others secured by a Lien on any asset of such person, whether or not such indebtedness is assumed by such person or guaranteed by such person, (f) all indebtedness of others guaranteed by such person to the extent of such guarantee, (g) Attributable Debt of such person, (h) preferred stock issued by a Subsidiary of such person, (i) Redeemable Stock issued by such Person, and (j) obligations under interest rate swaps and caps and currency swaps or options and other similar hedging agreements (other than such arrangements entered into in the ordinary course of business); and the amount of any such Indebtedness on the date of determination thereof shall be the outstanding balance of any such unconditional obligations as described above and the maximum liability of any such contingent obligation at such date and, with respect to clauses (h) and (i), the amount of Indebtedness shall equal the liquidation preference.

  "Interest Rate Contracts" means interest rate swap agreements, interest rate cap agreements, interest rate collar agreements, interest rate insurance, and other agreements or arrangements designed to provide protection against fluctuations in interest rates.

  "Investments" of any Person means, collectively, any direct or indirect loan, advance or other extension of credit, capital contribution, or transfer of cash, property or other assets to, or any acquisition of Capital Stock, securities or other evidences of Indebtedness including by way of guarantee or similar arrangement, of, any other person. For the purposes of the "Limitation on Restricted Payments" and "Limitation on Investments" covenants, (i) "Investment" shall include the fair market value of the net assets of any Subsidiary at the time

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

that such Subsidiary is designated an Unrestricted Subsidiary, (ii) the fair market value of the net assets of any Unrestricted Subsidiary that is designated a Restricted Subsidiary shall be deducted from the aggregate amount of Investments in computing the net amount of Investments and (iii) any property transferred to or from an Unrestricted Subsidiary shall be valued at fair market value at the time of such transfer, in each case as determined in good faith by the Board of Directors of the Company, and evidenced by a Board Resolution.

  "Lien" means, with respect to any property, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such property. The Company shall be deemed to own subject to a Lien any property which it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement relating to such property.

  "Life Insurance Policies" means those certain life insurance policies obtained in 1984, 1985 and 1986 by Kilsby-Roberts Holding Co. ("KR") from Phoenix Mutual Life Insurance Company covering participants in the KR employee stock ownership plan and certain other KR executives, as in effect on the date of the Indenture.

  "Net Proceeds" means, from any Asset Disposition by any Person, cash received therefrom by such Person, net of (i) all legal, title and recording tax expenses, commissions and other fees and expenses incurred and all federal, state, provincial, foreign and local taxes actually paid or provided for as a liability as a consequence of such Asset Disposition, (ii) appropriate amounts to be provided by such Person as a reserve, in accordance with GAAP, against any liabilities associated with the asset sold or disposed of in such Asset Disposition and retained by such Person after such Asset Disposition, and (iii) all payments made by such Person on any Indebtedness which is secured by such assets in accordance with the terms of any Lien upon or with respect to such assets or which must by the terms of such Lien, or in order to obtain a necessary consent to such asset sale or by applicable law, be repaid out of the proceeds from such asset sale.

  "Permitted Indebtedness" means, without duplication, (i) Indebtedness of the Company and its Restricted Subsidiaries incurred under or in respect of the New Credit Facility (or any substitute or replacement facility) provided that the New Credit Facility shall be permanently reduced by the amount of any prepayment from the proceeds of an Asset Disposition pursuant to the "Limitation on Dispositions of Assets" and provided that the aggregate principal amount of such Indebtedness outstanding at any time pursuant to this clause (i) may not exceed (x) the greater of (a) $220,000,000 or (b) the sum of 85% of Eligible Accounts Receivable and 60% of the book value of the inventory (determined on a first-in first-out basis) of the Company and its Restricted Subsidiaries, plus (y) any additional amounts (without duplication) permitted to be incurred by the Company and its Restricted Subsidiaries pursuant to clause (xvi) below (clause (i)(x) and, collectively with clause
(i)(y), the "Total Amount"), minus, (z) the amount then outstanding under any Receivables Financing (as set forth in the books and records of the Company and confirmed by the agent, trustee or other representative of the institution or group providing such Receivables Financing; (ii) Indebtedness evidenced by the Notes; (iii) indebtedness evidenced by the Special Term Loan; (iv) Indebtedness of the Company to any Wholly Owned Restricted Subsidiary or of any Wholly Owned Restricted Subsidiary to the Company or to any other Wholly Owned Restricted Subsidiary; (v) Indebtedness of the Company and its Restricted Subsidiaries outstanding on the date of issuance of the Notes; (vi) Indebtedness of the Company in connection with Life Insurance Policy Loans;
(vii) Indebtedness of the Company or any Restricted Subsidiary evidenced by standby letters of credit, performance bonds, surety bonds, guarantees and similar obligations incurred in the ordinary course of business for purposes of insuring the performance of obligations of the Company or such Restricted Subsidiary and in an aggregate principal amount not to exceed $7,500,000 at any time; (viii) Indebtedness of the Company or a Restricted Subsidiary in respect of Capitalized Lease Obligations; provided, however, that the aggregate Indebtedness incurred under this clause (viii) will not at any time exceed $12,500,000; (ix) Indebtedness of the Company or a Restricted Subsidiary (including industrial revenue bond Indebtedness) that is secured by a Lien on property, which Indebtedness constitutes all or part of the purchase price of the property subject thereto or is incurred prior to, at the time of or within 180 days after the acquisition of such property for the purpose of financing all or any part of the purchase price thereof, provided that such secured Indebtedness does not exceed the purchase price of such property;
(x) Indebtedness of the Company issued in exchange for, or the net proceeds of which will be used to exchange, refinance or refund outstanding Indebtedness incurred pursuant to the second paragraph of the "Limitation of Indebtedness" covenant or pursuant to clauses (ii), (iii), (v), (xv) and (xvi) so long as (x) the principal amount of the Indebtedness issued does not exceed the principal amount (plus any premium and consent payments required) of the Indebtedness so exchanged, refinanced or refunded, (y) where the Indebtedness to be exchanged, refinanced or refunded is not Senior Indebtedness, the Indebtedness issued does not have a final maturity or mandatory redemption payments prior to the earlier of the final maturity of the Indebtedness being so exchanged, refinanced or refunded or the stated maturity of the Notes, and
(z) where the Indebtedness being so exchanged, refinanced or refunded is subordinated to the Notes, the Indebtedness is subordinated to the Notes in right of payment to the same extent as the indebtedness so exchanged, refinanced or refunded; (xi) Attributable Debt in respect of Sale and Leaseback Transactions engaged in pursuant to and in accordance with clause
(ii) under the "Limitation on Sale and Leaseback Transactions" covenant;
(xii) Indebtedness incurred in connection with Investments in Unrestricted Subsidiaries; provided that such Investments are permitted by the "Limitation on Investments" covenant; (xiii) Indebtedness of the Company incurred pursuant to Interest Rate Contracts related to the New Credit Facility and the obligations under the Special Term Loan Agreement to the extent the notional principal amount of any such Interest Rate Contract does not exceed the amount of Indebtedness permitted pursuant to clause (i) above; (xiv) Indebtedness of a Receivables Subsidiary secured by a Lien on all or part of the assets disposed of in, or otherwise incurred in connection with, a Financing Disposition; provided, that the aggregate principal amount of indebtedness outstanding under this clause (xiv) may not exceed the Total Amount;
(xv) Indebtedness incurred by the Company's Canadian subsidiary under or in respect of a secured bank credit facility, provided that the aggregate principal amount of such Indebtedness outstanding pursuant to this clause (xv) shall not exceed $10.0 million and (xvi) Indebtedness of the Company other than Indebtedness permitted under clauses (i) through (xv), but without duplication as to additional amounts permitted to be outstanding under clause
(i) (y) above, provided that the aggregate amount of such Indebtedness may not exceed $25,000,000 at any time outstanding. To the extent that Net Proceeds from an Asset Disposition are used to repay, repurchase or redeem Indebtedness incurred under or in respect of the New Credit Facility pursuant to the "Limitation on Dispositions of Assets" covenant, the amount of Indebtedness permitted by clauses (i) and (xiv) of this definition shall be permanently reduced by the amount of such repayment, repurchase or redemption provided, however, no such permanent reduction in borrowing capacity shall be required if such repayment, repurchase or redemption is made with the Net Proceeds remaining after consummation of a Proceeds Offer.

  "Permitted Liens" means (i) Liens for taxes not yet due or which are being contested in good faith by appropriate proceedings, provided that adequate reserves with respect thereto are maintained on the books of the Company or its Restricted Subsidiaries, as the case may be, in conformity with GAAP; (ii) statutory Liens or landlords' and carriers', warehousemen's, mechanics', materialmen's, repairmen's, or other like Liens arising in the ordinary course of business and not overdue for a period of more than 60 days or which are being contested in good faith by appropriate proceedings; (iii) pledges or deposits in connection with workers' compensation, unemployment insurance and other types of social security benefits; (iv) any attachment or judgment Lien not giving rise to a Default or an Event of Default; (v) the Lien on the funds or securities deposited with the trustee under the indenture relating to the 10 3/4% Notes (such funds or securities not to exceed $162,500,000 plus earnings thereon) for the purpose of defeasing or redeeming the 10 3/4% Notes on or prior to April 23, 1998; (vi) Liens incurred or deposits made to secure the performance of tenders, bids, leases, statutory obligations, surety and appeal bonds, government contracts, performance and return-of-money bonds and other obligations of like nature incurred in the ordinary course of business (exclusive of obligations for the payment of borrowed money); (vii) easements, rights-of-way, restrictions and other similar charges or encumbrances not interfering in any material respect with the business of the Company; (viii) leases or subleases granted to others not interfering with the ordinary conduct of the business of the Company; (ix) title defects or irregularities which do not in the aggregate materially impair the use of such properties by the Company, (x) Liens in respect of the Life Insurance Policies incurred in connection with the Life Insurance Policy Loans permitted under clause (vi) of the definition of "Permitted Indebtedness"; (xi) Capitalized Lease Obligations permitted under the "Limitation on Indebtedness" covenant, (xii) any other Liens imposed by operation of law which do not materially affect the Company's ability to perform its obligations under the Notes and the Indenture; (xiii) Liens existing on the date of this Indenture and renewals and extensions thereof; (xiv) Liens securing obligations under the New Credit Facility encumbering inventory (including raw materials, work-in-process, supplies and finished goods), accounts receivable (including sellers' rights relating thereto, all contracts and contract rights relating thereto and all books and records relating thereto), all collection accounts, deposit accounts and other bank accounts relating to collection of the foregoing, together with the proceeds and products of all of the foregoing; (xv) Liens granted to secure obligations under or in respect of the Special Term Loan; (xvi) purchase money mortgages and purchase money security interests incurred in the normal and ordinary course of the Company's and its Restricted Subsidiaries' business to the extent related to Indebtedness incurred pursuant to clause (ix) of the definition of "Permitted Indebtedness"; (xvii) until April 1, 1998, Liens granted to secure Indebtedness under the Heller Documents; (xviii) Liens securing Indebtedness of any entity existing at the time such assets are acquired by the Company or a Restricted Subsidiary, whether by merger, consolidation, purchase of assets or otherwise (whether or not such Liens are created, incurred or assumed in contemplation of the acquisition thereof by the Company or a Restricted Subsidiary), provided such Liens do not extend to any other assets of the Company or any other Restricted Subsidiaries, and Liens securing refinancings of such Indebtedness provided that such Liens do not extend to any assets other than assets securing such Indebtedness to be refinanced; (xix) Liens securing reimbursement obligations with respect to letters of credit which encumber documents and other property relating to such letters of credit and the products and proceeds thereof; (xx) Liens arising pursuant to Sale and Leaseback Transactions engaged in pursuant to and in accordance with the "Limitation on Sale and Leaseback Transactions" covenant; (xxi) Liens securing Indebtedness or other obligations of any Receivables Entity; (xxii) Liens securing Indebtedness incurred pursuant to clause (xv) of the definition of "Permitted Indebtedness"; and (xxiii) Liens other than those described above with respect to obligations not in excess of $5,000,000 in the aggregate at any time.

  "Permitted Transactions" means (i) reasonable and customary fees, compensation and benefits paid to officers, directors, employees or consultants of the Company or any Restricted Subsidiary or their respective Affiliates for services rendered to the Company or any Restricted Subsidiary in the ordinary course of business consistent with past practice, (ii) transfers of goods and services by or among the Company and its Restricted Subsidiaries and their respective Affiliates in the ordinary course of business consistent with past practice, provided that if any such transaction or series of related transactions involves in excess of $3,000,000, the Board of Directors of the Company shall determine in good faith by resolution that such transaction is on terms fair and reasonable to the Company, (iii) transactions pursuant to agreements with Affiliates which are currently in effect in accordance with their terms, and (iv) dividends and distributions to Holding permitted under the "Limitations on Restricted Payments" covenant, (v) any transactions between the Company or any Restricted Subsidiary and the ESOP (or any successor thereto); (vi) advances to employees, officers, directors, agents and representatives for travel and other reasonable and ordinary business expenses, (vii) advances and loans to employees and officers in connection with their relocation, (viii) payments to Stainless Insurance Ltd. in respect of insurance services provided to the Company or any Restricted Subsidiary, and (ix) payments to any Receivables Subsidiary for services performed or reimbursement of expenses in connection with the financing or refinancing of Receivables.

  "Person" or "person" means an individual, a corporation, a partnership, an association, a trust or any other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

  "Receivable" means a right to receive payment arising from a sale or lease of goods or services by a Person pursuant to an arrangement with another Person pursuant to which such other Person is obligated to pay for goods or services under terms that permit the purchase of such goods and services on credit, as determined in accordance with GAAP.

  "Receivables Financing" means any financing of Receivables of the Company or any Restricted Subsidiary that have been transferred to a Receivables Entity in a Financing Disposition.

  "Receivables Entity" means (x) any Receivables Subsidiary or (y) any other Person that is engaged in the business of acquiring, selling, collecting, financing or refinancing Receivables, accounts (as defined in the

Uniform Commercial Code as in effect in any jurisdiction from time to time), other accounts and/or other receivables, and/or related assets.

  "Receivables Subsidiary" means a Subsidiary of the Company that (a) is engaged solely in the business of acquiring, selling, collecting, financing or refinancing Receivables, accounts (as defined in the Uniform Commercial Code as in effect in any jurisdiction from time to time) and other accounts and receivables (including any thereof constituting or evidenced by chattel paper, instruments or general intangibles), all proceeds thereof and all rights (contractual and other), collateral and other assets relating thereto, and any business or activities incidental or related to such business, and (b) is designated as a "Receivables Subsidiary" by the Board of Directors of the Company.

  "Redeemable Stock" means any series or class of Capital Stock of any Person which by its terms is redeemable at the option of the holder or is subject to mandatory redemption prior to the maturity of the Notes.

  "Restricted Payments" means, collectively, with respect to any person (i) the declaration or payment of any dividend or other distribution on shares of such person's or a Restricted Subsidiary's Capital Stock (except dividends or distributions in additional shares of Capital Stock, other than Redeemable Stock, or any dividend or distribution by a Restricted Subsidiary to the Company or one of its Wholly Owned Restricted Subsidiaries), (ii) any payment on account of the purchase, redemption, retirement or other acquisition of any shares of the Company or a Restricted Subsidiary's Capital Stock or any option, warrant or other right to acquire such shares, or (iii) any defeasance, redemption, repurchase or other acquisition or retirement for value prior to scheduled maturity, scheduled repayment, or scheduled sinking fund payment of any Indebtedness subordinate in right of payment to the Notes; provided, however, that the following items shall not be deemed to be Restricted Payments: (i) payments by the Company pursuant to a permitted tax sharing agreement, and (ii) payments by the Company to Holding pursuant to the terms of the Management Agreement (subject to certain limitations).

  "Restricted Subsidiary" means (i) any Subsidiary of the Company which exists on the date of the Indenture and (ii) any other such Subsidiary which the Company has not classified as an Unrestricted Subsidiary. The Company by resolution of its Board of Directors may classify a Subsidiary as an Unrestricted Subsidiary until such time as the Company may, by further resolution of its Board of Directors, classify such Subsidiary as a Restricted Subsidiary.

  "Sale and Leaseback Transaction" of any Person means an arrangement with any other Person or to which such other Person is a party providing for the leasing by such Person of any property or asset of such Person which has been or is being sold or transferred by such Person more than 270 days after the acquisition thereof or the completion of construction or commencement of operation thereof to such other Person or to any Person to whom funds have been or are to be advanced by such other Person on the security of such property or asset. The stated maturity of such arrangement shall be the date of the last payment of rent or any other amount due under such arrangement prior to the first date on which such arrangement may be terminated by the lessee without payment of a penalty.

  "Senior Indebtedness" means Indebtedness of the Company which is not by its terms subordinated to the Notes.

  "Subsidiary" means, with respect to any person, (i) any corporation or other entity of which a majority of the total voting power of the shares of capital stock or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions is at the time owned directly or indirectly by such person or (ii) any partnership or joint venture at least a majority of the voting power of which is directly or indirectly owned by such person, whether in the form of membership, general, special or limited partnership interests or otherwise.

  "Unrestricted Subsidiary" means any Subsidiary of the Company which the Company by resolution of its Board of Directors shall classify as an Unrestricted Subsidiary and any such Subsidiary of an Unrestricted

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Subsidiary until such time as (i) the Company may, by further resolution of its Board of Directors classify such Subsidiary as a Restricted Subsidiary or
(ii) the Company or any of its Restricted Subsidiaries becomes directly or indirectly liable in respect of any contractual obligation or Indebtedness of such Unrestricted Subsidiary. A Subsidiary of the Company may only be classified as an Unrestricted Subsidiary if immediately after such classification, there would not be a default or Event of Default under the Indenture and the Company and its Restricted Subsidiaries would have only Investments in such subsidiary which would be permitted by the "Limitation on Investments" covenant. An Unrestricted Subsidiary of the Company may only be reclassified as a Restricted Subsidiary if immediately after giving effect to such reclassification, there would be no default or Event of Default under the Indenture and the Company and Restricted Subsidiaries could create, assume, guarantee or suffer to exist $1.00 of additional Indebtedness (other than Permitted Indebtedness). Any valid classification shall be effective as of the date specified in the applicable resolution of the Company's Board of Directors, which shall not be prior to the date such resolution is made.

  "Wholly Owned Restricted Subsidiary" means, with respect to any person, a Restricted Subsidiary all of whose capital stock (other than directors' qualifying shares) or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions and other equity interests are at the time owned directly or indirectly by such person.

BOOK-ENTRY; DELIVERY; FORM AND TRANSFER

  The Exchange Notes will be issued only in fully registered form, without interest coupons, in denominations of $1,000 and integral multiples thereof. Initially, the Exchange Notes will be issued in the form of a global certificate (the "Global Note"). Upon issuance, the Global Note will be deposited with the Trustee, as custodian for The Depository Trust Company ("DTC"), in New York, New York, and registered in the name of DTC or its nominee, in each case for credit to the accounts of DTC's Direct and Indirect participants (as defined below).

  Transfer of beneficial interests in any Global Note will be subject to the applicable rules and procedures of DTC and its Direct or Indirect Participants (including, if applicable, those of the Euroclear System ("Euroclear") and Cedel Bank, societe anonyme ("Cedel" )), which may change from time to time.

  The Global Notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee in certain limited circumstances. Beneficial interests in the Global Notes may be exchanged for Notes in certificated form in certain limited circumstances. See "--Transfer of Interests in Global Notes for Certificated Notes."

  Initially, the Trustee will act as Paying Agent and Registrar. Notes in certificated form may be presented for registration of transfer and exchange at the offices of the Registrar.

DEPOSITARY PROCEDURES

  DTC has advised the Company that DTC is a limited-purpose trust company created to hold securities for its participating organizations (collectively, the "Direct Participants") and to facilitate the clearance and settlement of transactions in those securities between Direct Participants through electronic book-entry changes in accounts of Participants. The Direct Participants include securities brokers and dealers (including the Initial Purchasers), banks, trust companies, clearing corporations and certain other organizations. Access to DTC's system is also available to other entities that clear through or maintain a direct or indirect custodial relationship with a Direct Participant (collectively, the "Indirect Participants").

  DTC has advised the Company that, pursuant to DTC's procedures, (i) upon deposit of the Global Note, DTC will credit the accounts of the Direct Participants with portions of the principal amount of the Exchange Notes of the individual beneficial owners, and (ii) DTC will maintain records of the ownership interests of such Direct Participants in the Global Note and the transfer of ownership interests by and between Direct Participants. DTC will not maintain records of the ownership interests of, or the transfer of ownership interests by and between, Indirect Participants or other owners of beneficial interest in the Global Notes. Direct Participants and Indirect Participants must maintain their own records of the ownership interests of, and the transfer of ownership interests by and between, Indirect Participants and other owners of beneficial interests in the Global Notes. Persons who are not Direct Participants may beneficially own securities held by or on behalf of DTC only through the Direct Participants or the Indirect Participants. The ownership interest and transfer of ownership interest of each actual purchaser of each security held by or on behalf of DTC are recorded on the records of the Direct Participants and Indirect Participants.

  Investors in the Global Note may hold their interests therein directly through DTC if they are Direct Participants in DTC or indirectly through organizations that are Direct Participants in DTC.

  The laws of some states in the United States require that certain persons take physical delivery in definitive, certificated form, of securities that they own. This may limit or curtail the ability to transfer beneficial interest in a Global Note to such persons. Because DTC can act only on behalf of Direct Participants, which in turn act on behalf of Indirect Participants and others, the ability of a person having a beneficial interest in the Global Note to pledge such interest to persons or entities that are not Direct Participants in DTC, or to otherwise take actions in respect of such interests, may be affected by the lack of physical certificates evidencing such interests. For certain other restrictions on the transferability of the Exchange Notes see "--Transfers of Interests in Global Notes for Certificated Notes."

  Except as described in "--Transfers of Interests in Global Notes for Certificated Notes," owners of beneficial interests in the Global Note will not have Exchange Notes registered in their names, will not receive physical delivery of Exchange Notes in certificated form and will not be considered the registered owners or holders thereof under the Indenture for any purpose.

  Under the terms of the Indenture, the Company and the Trustee will treat the persons in whose names the Exchange Notes are registered (including Exchange Notes represented by Global Note) as the owners thereof for the purpose of receiving payments and for any and all other purposes whatsoever. Payments in respect of the principal, premium and interest on Global Note registered in the name of DTC or its nominee will be payable by the Trustee to DTC or its nominee as the registered holder under the Indenture. Consequently, neither the Company, the Trustee nor any agent of the Company or the Trustee has or will have any responsibility or liability for (i) any aspect of DTC's records or any Direct Participant's or Indirect Participant's records relating to or payments made on account of beneficial ownership interests in the Global Note or for maintaining, supervising or reviewing any of DTC's records or any Direct Participant's or Indirect Participant's records relating to the beneficial ownership interests in any Global Note or (ii) any other matter relating to the actions and practices of DTC or any of its Direct Participants or Indirect Participants.

  DTC has advised the Company that its current payment practice (for payments of principal, interest and the like) with respect to securities such as the Notes is to credit the accounts of the relevant Direct Participants with such payment on the payment date in amounts proportionate to such Direct Participant's respective ownership interests in the Global Note as shown on DTC's records. Payments by Direct Participants and Indirect Participants to the beneficial owners of the Notes will be governed by standing instructions and customary practices between them and will not be the responsibility of DTC, the Trustee or the Company. Neither the Company nor the Trustee will be liable for any delay by DTC or its Direct Participants or Indirect Participants in identifying the beneficial owners of the Notes, and the Company and the Trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee as the registered owner of the Notes for all purposes.

  Interests in the Global Note will trade in DTC's Same-Day Funds Settlement System and, therefore, transfers between Direct Participants in DTC will be effected in accordance with DTC's procedures, and will be settled in immediately available funds. Transfers between Indirect Participants (other than Indirect Participants who hold an interest in the Notes through Euroclear or CEDEL) who hold an interest through a Direct Participant will be effected in accordance with the procedures of such Direct Participant but generally will settle in immediately available funds. Transfers between and among Indirect Participants who hold interests in the Notes through Euroclear and CEDEL will be effected in the ordinary way in accordance with their respective rules and operating procedures.

  Subject to compliance with the transfer restrictions applicable to the Notes described herein, cross-market transfers between Direct Participants in DTC, on the one hand, and Indirect Participants who hold interests in the Notes through Euroclear or CEDEL, on the other hand, will be effected by Euroclear or CEDEL's respective Nominee through DTC in accordance with DTC's rules on behalf of Euroclear or CEDEL; however, delivery of instructions relating to cross-market transactions must be made directly to Euroclear or CEDEL, as the case may be, by the counterparty in accordance with the rules and procedures of Euroclear or CEDEL and within their established deadlines (Brussels time for Euroclear and UK time for CEDEL). Indirect Participants who hold interest in the Notes through Euroclear and CEDEL may not deliver instructions directly to Euroclear's or CEDEL's Nominee. Euroclear or CEDEL will, if the transaction meets its settlement requirements, deliver instructions to its respective Nominee to deliver or receive interests on Euroclear's or CEDEL's behalf in the relevant Global Note in DTC, and make or receive payment in accordance with normal procedures for same-day funds settlement applicable to DTC.

  DTC has advised the Company that it will take any action permitted to be taken by a holder of Notes only at the direction of one or more Direct Participants to whose account interests in the Global Note are credited and only in respect of such portion of the aggregate principal amount of the Exchange Notes as to which such Direct Participant or Direct Participants has or have given direction. However, if there is an Event of Default under the Notes, DTC reserves the right to exchange Global Note (without the direction of one or more of its Direct Participants) for legended Notes in certificated form, and to distribute such certificated forms of Notes to its Direct Participants. See "--Transfers of Interests in Global Notes for Certificated Notes."

  Although DTC, Euroclear and CEDEL have agreed to the foregoing procedures to facilitate transfers of interests in the Global Note among Direct Participants, Euroclear and CEDEL, they are under no obligation to perform or to continue to perform such procedures, and such procedures may be discontinued at any time. None of the Company, the Initial Purchasers or the Trustee will have any responsibility for the performance by DTC, Euroclear or CEDEL or their respective Direct and Indirect Participants of their respective obligations under the rules and procedures governing any of their operations.

  The information in this section concerning DTC, Euroclear and CEDEL and their book-entry systems has been obtained from sources that the Company believes to be reliable, but the Company takes no responsibility for the accuracy thereof.

TRANSFERS OF INTERESTS IN GLOBAL NOTES FOR CERTIFICATED NOTES

  An entire Global Note may be exchanged for definitive Exchange Notes in registered, certificated form without interest coupons ("Certificated Notes") if (i) DTC (x) notifies the Company that it is unwilling or unable to continue as depositary for the Global Notes and the Company thereupon fails to appoint a successor depositary within 90 days or (y) has ceased to be a clearing agency registered under the Exchange Act, (ii) the Company, at its option, notifies the Trustee in writing that it elects to cause the issuance of Certificated Notes or (iii) there shall have occurred and be continuing a Default or an Event of Default with respect to the Notes. In any such case, the Company will notify the Trustee in writing that, upon surrender by the Direct and Indirect Participants of their interest in such Global Note, Certificated Notes will be issued to each person that such Direct and Indirect Participants and the DTC identify as being the beneficial owner of the related Notes.

  Beneficial interests in Global Notes held by any Direct or Indirect Participant may be exchanged for Certificated Notes upon request to DTC, by such Direct Participant (for itself or on behalf of an Indirect Participant), to the Trustee in accordance with customary DTC procedures. Certificated Notes delivered in exchange for any beneficial interests in any Global Note will be registered in the names, and issued in any approved denominations, requested by DTC on behalf of such Direct or Indirect Participants (in accordance with DTC's customary procedures).

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

  Neither the Company nor the Trustee will be liable for any delay by the holder of the Global Notes or DTC in identifying the beneficial owners of Notes, and the Company and the Trustee may conclusively rely on, and will be protected in relying on, instructions from the holder of the Global Notes or DTC for all purposes.

SAME DAY SETTLEMENT AND PAYMENT

  The Indenture will require that payments in respect of the Notes represented by the Global Note (including principal, premium, if any, and interest) be made by wire transfer of immediately available same day funds to the accounts specified by the holder of interests in such Global Note. With respect to Certificated Notes, the Company will make all payments of principal, premium, if any, and interest by wire transfer of immediately available funds to the accounts specified by the holders thereof or, if no such account is specified, by mailing a check to each such holder's registered address. The Company expects that secondary trading in the Certificated Notes will also be settled in immediately available funds.

REGISTRATION RIGHTS OF THE OLD NOTES

  The Company and the Initial Purchasers entered into the Registration Rights Agreement on the Closing Date pursuant to which the Company agreed to (i) file a Registration Statement with the Commission with respect to the Exchange Offer within 90 days of the Closing Date, and (ii) use its reasonable best efforts to have it declared effective under the Securities Act by the 150th day after the Closing Date. The Company also agreed to use its best efforts to cause the Registration Statement to be effective continuously, to keep the Exchange Offer open for a period of not less than 20 business days and cause the Exchange Offer to be consummated no later than the 30th calendar day after it is declared effective by the Commission. Pursuant to the Exchange Offer, certain Holders of Series A Notes which constitute Transfer Restricted Securities may exchange their Transfer Restricted Securities for registered Series B Notes. To participate in the Exchange Offer, each Holder must represent that it is not an affiliate of the Company, it is not engaged in, and does not intend to engage in, and has no arrangement or understanding with any person to participate in, a distribution of the Series B Notes that are issued in the Exchange Offer, and that it is acquiring the Series B Notes in the Exchange Offer in its ordinary course of business.

  If (i) the Exchange Offer is not permitted by applicable law or Commission policy or (ii) any Holder of Series A Notes which are Transfer Restricted Securities notifies the Company prior to the 20th business day following the consummation of the Exchange Offer that (a) it is prohibited by law or Commission policy from participating in the Exchange Offer, (b) it may not resell the Series B Notes acquired by it in the Exchange Offer to the public without delivering a prospectus, and the prospectus contained in the Registration Statement is not appropriate or available for such resales by it, or (c) it is a broker-dealer and holds Series A Notes acquired directly from the Company or any of the Company's affiliates, the Company will file with the Commission a Shelf Registration Statement to register for public resale the Transfer Restricted Securities held by any such Holder who provides the Company with certain information for inclusion in the Shelf Registration Statement.

  For the purposes of the Registration Rights Agreement, "Transfer Restricted Securities" means each Series A Note until the earliest of the date on which
(i) such Series A Note is exchanged in the Exchange Offer and entitled to be resold to the public by the Holder thereof without complying with the prospectus delivery requirements of the Securities Act, (ii) such Series A Note has been disposed of in accordance with the Shelf Registration Statement,
(iii) such Series A Note is disposed of by a Broker-Dealer pursuant to the "Plan of Distribution" contemplated by the Exchange Offer Registration Statement (including delivery of the Prospectus contained therein), or
(iv) such Series A Note is distributed to the public pursuant to Rule 144 under the Securities Act.

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

  The Registration Rights Agreement provides that (i) if the Company fails to file an Registration Statement with the Commission on or prior to the 90th day after the Closing Date, (ii) if the Exchange Offer Registration Statement is not declared effective by the Commission on or prior to the 150th day after the Closing Date, (iii) if the Exchange Offer is not consummated on or before the 30th calendar day after the Registration Statement is declared effective,
(iv) if obligated to file the Shelf Registration Statement and the Company fails to file the Shelf Registration Statement with the Commission on or prior to the 90th day after such filing obligation arises, (v) if obligated to file a Shelf Registration Statement and the Shelf Registration Statement is not declared effective on or prior to the 150th day after the obligation to file a Shelf Registration Statement arises, or (vi) if the Registration Statement or the Shelf Registration Statement, as the case may be, is declared effective but thereafter ceases to be effective or useable in connection with resales of the Transfer Restricted Securities, without being succeeded immediately by a post-effective amendment to such Registration Statement that cures such failure and that is itself declared effective immediately (each, a "Registration Default"), the Company agrees to pay to each Holder of Transfer Restricted Securities affected thereby liquidated damages ("Liquidated Damages") in an amount equal to $0.05 per week per $1,000 in principal amount of Transfer Restricted Securities held by such Holder for each week or portion thereof that the Registration Default continues for the first 90 day period immediately following the occurrence of such Registration Default. The amount of the Liquidated Damages shall increase by an additional $0.05 per week per $1,000 in principal amount of Transfer Restricted Securities with respect to each subsequent 90 day period until all Registration Defaults have been cured, up to a maximum amount of Liquidated Damages of $0.50 per week per $1,000 principal amount of Transfer Restricted Securities. The Company shall not be required to pay Liquidated Damages for more than one Registration Default at any given time. Following the cure of all Registration Defaults, the accrual of Liquidated Damages will cease.

  All accrued Liquidated Damages shall be paid by the Company to Holders entitled thereto by wire transfer to the accounts specified by them or by mailing checks to their registered address if no such accounts have been specified.

  This summary of certain provisions of the Registration Rights Agreement does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the Registration Rights Agreement, a copy of which has been filed as an exhibit to the Registration Statement of which this Prospectus is a part.

                       DESCRIPTION OF OTHER INDEBTEDNESS

NEW CREDIT FACILITY

  The following is a summary of the material terms and provisions of the New Credit Facility. This summary does not purport to be a complete description of the New Credit Facility and is subject to the detailed provisions of and qualified in its entirety by reference to the New Credit Facility agreement which was filed as an exhibit to the Registration Statement of which this Prospectus is a part.

  General. On March 24, 1998, the Company entered into the New Credit Facility with a group of banks (the "Banks"). The terms of the New Credit Facility provide for a five year revolving credit facility in an amount up to $220.0 million, with availability based upon 85% of the Company's eligible accounts receivable and 55% of the Company's eligible inventory. Borrowings under the New Credit Facility mature in 2003, and together with the proceeds of the other Refinancing Transactions were used to refinance the Credit Facility, to redeem the 10 3/4% Notes together with premium and accrued interest to the date of redemption, to pay a dividend to Holding, to repay certain purchase money indebtedness, and to pay fees and expenses in connection with the foregoing. The loans under the New Credit Facility may be repaid and reborrowed.

  Interest Rate. Interest on revolving loans under the New Credit Facility are payable, at the Company's option, at a rate per annum equal to (i) the Banks' prime rate plus 1/2 of 1% or (ii) the reserve adjusted Eurodollar rate plus 1 3/4%. Interest is payable monthly in arrears for prime rate loans and at the end of each Eurodollar interest period for Eurodollar loans, except that interest on Eurodollar Loans for periods exceeding three months is payable quarterly.

  Fees. The Company is obligated to pay certain fees pursuant to the New Credit Facility including: (i) an unused commitment fee of 3/8 of 1%, payable quarterly in arrears, and (ii) letter of credit fees of 1 3/4% per annum of the maximum amount available to be drawn under each letter of credit, payable quarterly in arrears, plus issuance, fronting, amendment fees and standard documentary and processing charges. The Company is obligated to pay certain structuring or arrangement fees and an annual Agent's fee.

  Guaranty. Indebtedness of the Company is guaranteed by Holding.

  Collateral. Borrowings under the New Credit Facility are fully secured by a lien on all domestic inventory and receivables of the Company. In addition, a negative pledge was taken by the Banks on all assets of the Company not otherwise encumbered by pre-existing debt or the New Credit Facility, provided, however, that the Special Term Loan was secured by real property, plant and equipment of the Company.

  Prepayment. The Company will be entitled, at its option, to prepay or reduce the New Credit Facility subject to prior notice and certain amount limitations.

  Covenants. The New Credit Facility contains certain covenants, customary for agreements of this type, including (i) limitations on consolidation, merger and the sale or acquisition of assets by the Company or its subsidiaries outside the ordinary course of business, (ii) limitations on the incurrence of liens by the Company or its subsidiaries, (iii) limitations on the incurrence of indebtedness by the Company or its subsidiaries, (iv) limitations on annual capital expenditures by the Company or its subsidiaries, (v) limitations on advances, investments and loans by the Company and its subsidiaries, (vi) limitations on dividends and other restricted payments by the Company and its subsidiaries in respect to their capital stock, (vii) limitations on transactions with affiliates, (viii) required maintenance of levels of working capital on a quarterly basis and (ix) required maintenance of fixed charge coverage ratios on a quarterly basis for the four quarter fiscal period then ending.

  Events of Default. Defaults under the New Credit Facility include (i) any failure of the Company to pay when due amounts owing in connection with the revolving facility and other amounts payable under the New Credit Facility,
(ii) any failure to pay amounts due under certain other agreements or defaults that result in or permit the acceleration of certain other indebtedness, (iii) the breach of certain terms and conditions or

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

representations or warranties in the New Credit Facility, (iv) certain events of bankruptcy, insolvency or dissolution, (v) the rendering of certain judgements, (vi) matters related to certain pension plan liabilities,
(vii) the failure or invalidity of the security interests provided to the Banks, (vii) a Change in Control under the Indenture and (ix) a default under the Indenture or the Special Term Loan.

SPECIAL TERM LOAN AGREEMENT

  On March 24, 1998, the Company entered into a loan agreement (the "Special Term Loan Agreement") with DLJ Capital Funding, Inc., as syndication agent, Donaldson, Lufkin & Jenrette Securities Corporation and BT Alex. Brown Incorporated, as arrangers, and a financial institution, as administrative agent, and the lenders party thereto, pursuant to which the Company borrowed $100.0 million. The net proceeds of the Special Term Loan were used, together with the net proceeds of the Offering and New Credit Facility, to refinance existing indebtedness and to pay related transaction fees and expenses. The following is a summary of the material terms of the Special Term Loan Agreement. The summary does not purport to be complete and is subject to the detailed provisions of and qualified in its entirety by reference to the Special Term Loan Agreement, which was filed as an exhibit to the Registration Statement of which this Prospectus is a part.

  The Special Term Loan matures on March 24, 2004. Amounts outstanding under the Special Term Loan Agreement bear interest at either (i) the Alternate Base Rate (as defined therein) plus 2.00% or (ii) the LIBO Rate (as defined therein) plus 3.25%, determined at the Company's option. At March 31, 1998 the Company had elected to have Special Term Loans bear interest at the 30-day LIBO Rate or 9.1%. The Company's obligations under the Special Term Loan Agreement are secured by a first priority lien on substantially all of the existing and future acquired unencumbered property, plant and equipment of the Company. The Company may prepay obligations under the Special Term Loan Agreement at any time subject to a prepayment penalty of 3% during the first year after closing, 2% during the second year, 1% during the third year and no penalty thereafter.

  The Special Term Loan amortizes in equal quarterly installments in an amount equal to $1 million per annum. The final installment due at maturity will repay in full all outstanding principal.

  The Special Term Loan is subject to mandatory prepayment provisions including, without limitation: (i) upon the occurrence of a change of control (defined in a manner similar to "Change of Control" in the Indenture) and (ii) 100% of the net proceeds from asset sales permitted under the Special Term Loan Agreement provided that up to a certain permitted limit may be reinvested within 18 months.

  The Special Term Loan Agreement contains customary representations and warranties. Covenants under the Special Term Loan Agreement are substantially similar to those described under "Description of the Notes--Certain Covenants." Lenders under the Special Term Loan Agreement have customary voting, participation and assignment rights.

INDEBTEDNESS OF HOLDING

  On March 24, 1998, Holding prepaid $40.0 million in aggregate principal amount of Holding Notes that were issued as interest paid in kind and amended the Holding Notes to extend their maturity to March 20, 2006. Holding also paid approximately $5.4 million of unpaid accrued interest on the Holding Notes to the date of such prepayment. The Company dividended approximately $45.4 million of the proceeds from the Initial Offering to Holding to provide the funds needed to redeem the Holding Notes as described above and pay accrued and unpaid interest. The following description is a summary of certain provisions of the Holding Notes.

  The Holding Notes were issued pursuant to an agreement among KIA IV, Holding and the Company, as amended (the "KIA IV Agreement") and are senior obligations of Holding, ranking pari passu in right of payment to any senior indebtedness of Holding and senior to any subordinated indebtedness of Holding. However, because the operations of Holding are generally conducted through its subsidiaries, the cash flow of Holding and the consequent ability of Holding to service its debt, including the Holding Notes, is dependent

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

upon the earnings of such subsidiaries and the distribution of these earnings to Holding or upon loans or other payments of funds by such subsidiaries to Holding. Moreover, the ability of such subsidiaries to pay dividends or make loans to Holding is limited by the covenants of such subsidiaries' debt instruments, including the Notes, the Special Term Loan and the New Credit Facility. See "Description of the Notes" and "--Special Term Loan Agreement."

  The Holding Notes are structurally subordinated to all liabilities, including trade payables and leasehold obligations of Holding's subsidiaries. Any right to receive assets of any subsidiary upon such subsidiary's liquidation or reorganization is structurally subordinated to the claims of that subsidiary's creditors.

  The Holding Notes mature on March 20, 2006. The Holding Notes bear interest at a rate per annum equal to the greater of (i) 18% or (ii) the lesser of the prime rate plus 8% and 20%, payable semiannually. Interest will accrue on any overdue payment of principal or interest at a rate per annum equal to 2% over the rate otherwise borne by the Holding Notes. The Holding Notes are secured by a pledge of the Company's common stock. The Holding Notes may be prepaid, in whole or in part and without premium, at any time. The terms of the Holding Notes provide that excess cash flow (to be defined in the KIA IV Agreement) of Holding and the proceeds from the sale of any securities issued by Holding, shall be applied to payment of interest and principal on the Holding Notes. The KIA IV Agreement obliges Holding to cause the Company to declare and pay dividends to Holding to the extent permitted under the terms of certain indebtedness of the Company.

  In the event that Holding does not have sufficient excess cash flow to pay in full interest due under the Holding Notes, Holding may issue additional senior notes (the "PIK Notes") to the holders of the Holding Notes in an aggregate principal amount equal to the amount of such insufficiency. The terms of the PIK Notes will be identical to the terms of the Holding Notes. The Holding Notes will be freely transferable, subject to applicable U.S. federal and state securities laws. In connection with any sale of the Holding Notes to an unaffiliated third party, KIA IV shall have the right to cause the Holding Notes to be amended such that they contain customary terms for similar notes that are being sold at that time privately or publicly, as the case may be, provided that the maturity date will not be shortened and neither the principal amount nor the interest rate will be increased.

  The KIA IV Agreement contains covenants placing limitations on (i) dividends or other payments in respect of the capital stock of Holding and its subsidiaries, (ii) incurrence of additional indebtedness by Holding and its subsidiaries, (iii) the issuance of capital stock by Holding's subsidiaries,
(iv) transactions by Holding and its subsidiaries with affiliates, (v) asset dispositions of Holding and its subsidiaries, (vi) liens of Holding and its subsidiaries and (vii) mergers and reorganizations of Holding and its subsidiaries.

  Defaults under the KIA IV Agreement include (i) any failure of Holding to pay when due amounts owing under the Holding Notes, (ii) the breach of certain covenants or representations or warranties in the KIA IV Agreement, (iii) certain events of bankruptcy, insolvency or dissolution of Holding or its subsidiaries, (iv) any failure to pay amounts due under certain other agreements or defaults that result in the acceleration of certain other indebtedness of Holding and its subsidiaries, (v) the rendering of certain judgments against Holding or its subsidiaries, (vi) failure or invalidity of the pledge of the Company's common stock and (vii) a default under the New Credit Facility, the Special Term Loan or the Indenture.

                 CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES

  The following is a summary of certain U.S. federal income tax consequences of the purchase, ownership and disposition of the Exchange Notes and the Exchange Offer. Unless otherwise stated, this summary deals only with Old Exchange Notes held as capital assets (generally, assets held for investment under the Code) by holders who purchase the Exchange Notes upon original issuance. The tax treatment of a holder of Old Notes and Exchange Notes may vary depending upon his particular situation. This summary does not address all of the tax consequences that may be relevant to holders who may be subject to special tax treatment such as insurance companies, broker-dealers, tax-exempt organizations, or, except to the extent described below, foreign taxpayers. In addition, this summary does not address any aspects of state, local, or foreign tax laws. This summary is based on the U.S. federal income tax law in effect as of the date hereof, which is subject to change, possibly on a retroactive basis. Each investor is urged to consult his tax advisor as to the particular consequences of purchasing, owning and disposing of Old Notes and Exchange Notes, including the application and effect of U.S. federal, state, local and foreign tax laws.

  As used herein, "Non-U.S. Holder" means a beneficial owner of Old Notes and Exchange Notes that is not a citizen or resident of the U.S., a corporation, partnership or other entity created or organized in or under the laws of the U.S. or any political subdivision thereof, or an estate the income of which is subject to U.S. federal income taxation without regard to the source of its income or a trust whose administration is subject to the primary supervision of a U.S. court and which has one or more fiduciaries who have authority to control substantial decisions of the trust.

INDEBTEDNESS

  The Old Notes and the Exchange Notes should be treated as indebtedness of the Company. In the unlikely event the Old Notes and the Exchange Notes were treated as equity, the amount treated as a distribution on any such Old Note or Exchange Note would first be taxable to the holder as dividend income to the extent of the Company's current and accumulated earnings and profits, and would next be treated as a return of capital to the extent of the holder's tax basis in the Old Notes or Exchange Notes, with any remaining amount treated as a gain from the sale of an Old Note or an Exchange Note. In addition, in the event of equity treatment, the Company could not deduct interest on such Old Notes or Exchange Notes. The remainder of this discussion assumes that the Old Notes and the Exchange Notes will constitute indebtedness.

EXCHANGE OFFER

  The exchange of the Old Notes for Exchange Notes pursuant to the Exchange Offer should not be treated as an "exchange" because the Exchange Notes should not be considered to differ materially in kind or extent from the Old Notes. Rather, the Exchange Notes received by a holder of the Old Notes should be treated as a continuation of the Old Notes in the hands of such holder. As a result, there should be no adverse federal income tax consequences to holders exchanging the Old Notes for the Exchange Notes pursuant to the Exchange Offer.

U.S. HOLDERS

  As used herein, the term "U.S. Holder" means the beneficial holder of an Old Note or an Exchange Note that for U.S. federal income tax purposes is (i) a citizen or resident (as defined in Section 7701(b) of the Code) of the U.S.,
(ii) a corporation, partnership or other entity formed under the laws of the U.S. or any political subdivision hereof, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, (iv) in general, a trust subject to the primary supervision of a court within the U.S. and the control of a U.S. person as described in Section 7701(a)(30) of the Code, and (v) any other person whose income or gain with respect to an Old Note or an Exchange Note is effectively connected with the conduct of a U.S. trade or business. A "Non-U.S. Holder" is any holder other than a U.S. Holder.

INTEREST

  A holder of an Old Note or an Exchange Note will be required to report stated interest on the Old Note and the Exchange Note as interest income in accordance with the holder's method of accounting. Because the Old Notes were and Exchange Notes will be issued at par, there will be no original issue discount.

TAX BASIS IN THE OLD NOTES AND THE EXCHANGE NOTES

  A holder's tax basis in an Old Note will be the holder's purchase price for the Old Note. If a holder of an Old Note exchanges the Old Note for an Exchange Note pursuant to the Exchange Offer, the tax basis of the Exchange
Note immediately after such exchange should equal the holder's tax basis in the Old Note immediately prior to the exchange.

DISPOSITION OF THE OLD NOTES OR THE EXCHANGE NOTES

  The sale, exchange, redemption or other disposition of an Old Note or an Exchange Note, except in the case of an exchange pursuant to the Exchange Offer (see the above discussion), generally will be a taxable event. A holder generally will recognize gain or loss equal to the difference between (i) the amount of cash plus the fair market value of any property received upon such sale, exchange, redemption or other taxable disposition of the Old Note or the Exchange Note (except to the extent attributable to accrued interest) and (ii) the holder's adjusted tax basis in such debt instrument. Such gain or loss will be capital gain or loss, and will be long term if the Old Notes have been held for more than 18 months at the time of the sale or other disposition.

PURCHASERS OF NOTES AT OTHER THAN ORIGINAL ISSUANCE PRICE OR DATE

  The foregoing does not discuss special rules which may affect the treatment of purchasers that acquire Notes other than at par, including those provisions of the Internal Revenue Code relating to the treatment of "market discount" and "amortizable bond premium." Any such purchaser should consult its tax advisor as to the consequences of the acquisition, ownership and disposition of Notes.

BACKUP WITHHOLDING

  Unless a holder provides its correct taxpayer identification number (employer identification number or social security number) to the Company and certifies that such number is correct, generally under the federal income tax backup withholding rules, 31% of (1) the interest paid on the Old Notes and the Exchange Notes and (2) the issue price of the Exchange Notes must be withheld and remitted to the U.S. Treasury. Therefore, each holder should complete and sign IRS Form W-9 (included) so as to provide the information and certification necessary to avoid backup withholding. However, certain holders (including, among others, certain foreign persons) are not subject to these backup withholding and reporting requirements. To qualify as an exempt foreign recipient, that holder should complete and sign Form W-8 (included), attesting to that individual's exempt foreign status. Such statements can be obtained from the Company. For further information concerning backup withholding and instructions for completing the IRS Form W-8 and Form W-9 (including how to obtain a taxpayer identification number if you do not have one and how to complete the IRS Form W-8 and Form W-9 if the Old Notes are held in more than one name), contact the Company.

  Backup withholding is not an additional federal income tax. Rather, the federal income tax liability of a person subject to withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained from the IRS.

NON-U.S. HOLDERS

 Payments of Interest

  No withholding of U.S. federal income tax will be required with respect to payments by the Company of interest on an Old Note or an Exchange Note to a Non-U.S. Holder of such Old Note or Exchange Note, provided that (i) the holder does not actually or constructively own 10% or more of the total combined voting power of all classes of stock of the Company entitled to vote, is not a controlled foreign corporation that is related to the Company through stock ownership, a foreign tax-exempt organization or foreign private foundation for U.S. federal income tax purposes, and (ii) the requirements of section 871(h) or 881(c) of the Code, as set forth below, are satisfied. Notwithstanding the above, a Non-U.S. Holder that is engaged in the conduct of a U.S. trade or business will be subject to (i) U.S. federal income tax on interest that is effectively connected with such trade or business and (ii) if the Non-U.S. Holder is a corporation, a U.S. branch profits tax equal to 30% of its "effective connected earnings and profits" (as adjusted) for the taxable year, unless it qualifies for an exemption from such tax or a lower tax rate under an applicable treaty.

 Gain on Sale of Old Notes and Exchange Notes

  A Non-U.S. Holder will generally not be subject to tax on any capital gains recognized upon the sale, exchange, redemption or other disposition of an Old Note or an Exchange Note unless (i) such gain is effectively connected with the conduct of a U.S. trade or business by the Non-U.S. Holder or (ii) in the case of a Non-U.S. Holder who is a nonresident alien individual, such holder is present in the U.S. for 183 or more days in the taxable year and certain other requirements are met. In the case of (i) above, the Non-U.S. Holder will be subject to tax on its net income at graduated rates. In the case of (ii) above, the Non-U.S. Holder will be subject to tax at a rate of 30% on any such capital gains to the extent that such capital gains exceed his U.S. source capital losses.

 Federal Estate Tax

  An Old Note or an Exchange Note held by an individual who at the time of death is not a citizen or resident of the U.S. will not be subject to U.S. federal estate tax as a result of such individual's death, provided that the individual does not actually or constructively own 10% or more of the total combined voting power of all classes of stock of the Company entitled to vote and that the interest accrued on such Old Notes or Exchange Notes was not effectively connected with a U.S. trade or business.

 Owner Statement Requirements

  Sections 871(h) and 881(c) of the Code require that either the beneficial owner of an Old Note or an Exchange Note or a securities clearing organization, bank or other financial institution that holds customers' securities in the ordinary course or its trade or business (a "Financial Institution") and that holds an Old Note or an Exchange Note on behalf of such owner file a statement with the Company or its agent to the effect that the beneficial owner is not a U.S. person in order to avoid withholding of U.S. federal income tax. Under current regulations, this requirement will be satisfied if the Company or its agent receives (i) a statement (an "Owner's Statement") from the beneficial owner of an Old Note or an Exchange Note in which such owner certifies, under penalties of perjury, that such owner is not a U.S. person and provides such owner's name and address, or (ii) a statement from the Financial Institution holding the Old Note on behalf of the beneficial owner in which the Financial Institution certifies, under penalties of perjury, that is has received the Owner's Statement together with a copy of the Owner's Statement. The beneficial owner must inform the Company or its agent (or, in the case of a statement described in clause (ii) of the immediately preceding sentence, the Financial Institution) within 30 days of any change in information on the Owner's Statement.

 Backup Withholding and Information Reporting

  Under current U.S. federal income tax law, a 31% "backup" withholding tax is applied to certain payments made to, and to the proceeds of sales before maturity by, certain U.S. persons if such persons (i) fail to furnish their taxpayer identification numbers which, for an individual, would be his Social Security Number or (ii) in certain circumstances, fail to certify, under penalties of perjury, that they have both furnished a correct taxpayer identification number and not been notified by the Internal Revenue Service that they are subject to backup withholding for failure to report interest payments. Under current regulations, this backup withholding will not apply to payments made by the Company or a paying agent on an Old Note or Exchange Note if the Owner's

Statement is received; provided in each case that the Company or the paying agent, as the case may be, does not have actual knowledge that the payee is a U.S. person.

  Under current regulations, payments of the proceeds of the sale of an Old Note or Exchange Note to or through a foreign office of a "broker" will not be subject to backup withholding but will be subject to information reporting if the broker is a U.S. person, a controlled foreign corporation for U.S. federal income tax purposes, or a foreign person 50% or more of whose gross income is from a U.S. trade or business for a specified three-year period (a "U.S. Connected Broker"), unless the broker has in its records documentary evidence that the holder of an Old Note or an Exchange Note is not a U.S. person and certain conditions are met or the holder of an Old Note or an Exchange Note otherwise establishes an exemption. Payment of the proceeds of a sale to or through the U.S. office of a broker is subject to backup withholding and information reporting unless the holder certifies its non-U.S. status under penalties of perjury or otherwise establishes an exemption.

  On October 7, 1997, the Treasury Department released new Treasury Regulations governing the backup withholding and information reporting requirements. The new regulations would not generally alter the treatment of Non-U.S. Holders who furnish an Owner's Statement to the Company or the paying agent. The new regulations may change certain procedures applicable to the foreign office of a U.S. broker or foreign brokers with certain types of relationships to the United States. The new regulations are generally effective for payments made after December 31, 1998. For payments made after 1998, a beneficial owner withholding certificate is valid only if it is provided on Form W-8 (for payments before 1999, a substitute form may be provided). A Form W-8 is valid only if its validity period has not expired, it is signed under penalties of perjury by the beneficial owner and it contains all of the information required on the form. The required information is the beneficial owner's name, permanent resident address, tax identification number (if required), the country under the laws of which the beneficial owner is created, incorporated or governed, the classification of the entity, and such other information as may be required by the regulations.

  THE PRECEDING DISCUSSION OF CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES IS FOR GENERAL INFORMATION ONLY. ACCORDINGLY, EACH INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR AS TO PARTICULAR TAX CONSEQUENCES TO IT OF PURCHASING, HOLDING AND DISPOSING OF THE NOTES AND THE EXCHANGE NOTES OF THE COMPANY, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL OR FOREIGN TAX LAWS, AND OF ANY PROPOSED CHANGES IN APPLICABLE LAWS.

                             PLAN OF DISTRIBUTION

  Based on interpretations by the staff of the Commission set forth in no-action letters issued to third parties, the Company believes that the Exchange Notes issued pursuant to the Exchange Offer in exchange for the Old Notes may be offered for resale, resold and otherwise transferred by holders thereof (other than any holder which is an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that the Exchange Notes are acquired in the ordinary course of the holders' business, and the holders are not engaged in, and do not intend to engage in, and have no arrangement or understanding with any person to participate in, a distribution of the Exchange Notes; and, provided further, that Participating Broker-Dealers will be subject to a prospectus delivery requirement with respect to resales of the Exchange Notes. To date, the staff of the Commission has taken the position that Participating Broker-Dealers may fulfill their prospectus delivery requirements with respect to transactions involving an exchange of securities such as the exchange pursuant to the Exchange Offer (other than a resale of an unsold allotment from the sale of the Old Notes to the Initial Purchaser) with the Prospectus contained in the Registration Statement. Pursuant to the Registration Rights Agreement, the Company agreed to permit Participating Broker-Dealers and other persons, if any, subject to similar prospectus delivery requirements to use this Prospectus in connection with the resale of the Exchange Notes. The Company agreed, for a period of one year after the Registration Statement is declared effective by the Commission, to make this Prospectus, as amended or supplemented, available to any Participating Broker-Dealer that requests such documents in the Letter of Transmittal.

  Each holder of the Old Notes who wishes to exchange its Old Notes for the Exchange Notes in the Exchange Offer will be required to make certain representations to the Company as set forth in "The Exchange Offer--Resale of the Exchange Notes." In addition, each holder who is a Participating Broker-Dealer will be required to acknowledge that it will deliver a prospectus in connection with any resale by it of the Exchange Notes.

  The Company will not receive any proceeds from any sale of the Exchange Notes by Participating Broker-Dealers. The Exchange Notes received by Participating Broker-Dealers for their own account pursuant to the Exchange Offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the Exchange Notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or at negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such Exchange Notes. Any Participating Broker-Dealer that resells the Exchange Notes that were received by it for its own account pursuant to the Exchange Offer and any broker or dealer that participates in a distribution of such Exchange Notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit on any such resale of the Exchange Notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The Letter of Transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a Participating Broker-Dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

  The Company agreed to pay all expenses incidental to the Exchange Offer other than commissions and concessions of any brokers or dealers and will indemnify holders of the Old Notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act, as set forth in the Registration Rights Agreement.

                                 LEGAL MATTERS

  Certain legal matters with respect to the Notes offered hereby will be passed upon for the Company by Katten Muchin & Zavis, a partnership including professional corporations, Chicago, Illinois.

                                    EXPERTS

  The consolidated financial statements of the Company at March 31, 1997 and 1998, and for each of the three years in the period ended March 31, 1998, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                              FINANCIAL STATEMENTS

                                                                           PAGE
                                                                           ----
EARLE M. JORGENSEN COMPANY:
Report of Independent Auditors............................................ F-2
Consolidated Balance Sheets at March 31, 1997 and 1998.................... F-3
Consolidated Statements of Operations for the years ended March 31, 1996,
 1997 and 1998............................................................ F-4
Consolidated Statements of Stockholder's Equity for the years ended March
 31, 1996, 1997 and 1998.................................................. F-5
Consolidated Statements of Cash Flows for the years ended March 31, 1996,
 1997, 1998............................................................... F-6
Notes to Consolidated Financial Statements................................ F-7

                        REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholder
Earle M. Jorgensen Company

  We have audited the accompanying consolidated balance sheets of Earle M. Jorgensen Company as of March 31, 1997 and 1998, and the related consolidated statements of operations, stockholder's equity, and cash flows for each of the three years in the period ended March 31, 1998. Our audits also included the financial statement schedule listed in the Index at Item 21(b). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Earle M. Jorgensen Company at March 31, 1997 and 1998, and the consolidated results of its operations and its cash flows for each of the three years in the period ended March 31, 1998 in conformity with generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

                                          /s/ Ernst & Young LLP

Orange County, California
April 24, 1998

                           EARLE M. JORGENSEN COMPANY

                          CONSOLIDATED BALANCE SHEETS
            (DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                               MARCH 31,
                                                          --------------------
                                                            1997       1998
                                                          ---------  ---------
ASSETS
Current assets:
  Cash................................................... $  21,477  $  20,763
  Accounts receivable, less allowance for doubtful
   accounts..............................................   113,544    105,303
  Inventories............................................   174,045    180,403
  Other current assets...................................     3,915      3,679
                                                          ---------  ---------
    Total current assets.................................   312,981    310,148
                                                          ---------  ---------
Net property, plant and equipment, at cost...............   120,050    106,643
Cash surrender value of life insurance policies..........    14,258     16,470
Debt issue costs, net of accumulated amortization........     4,806      8,600
Other assets.............................................     2,787      1,960
                                                          ---------  ---------
    Total assets......................................... $ 454,882  $ 443,821
                                                          =========  =========
LIABILITIES AND STOCKHOLDER'S EQUITY
Current liabilities:
  Accounts payable....................................... $  87,519  $  92,061
  Accrued employee compensation and benefits.............    15,066     21,883
  Accrued restructuring expenses.........................    10,632        894
  Other accrued liabilities..............................    10,907     15,347
  Deferred income taxes..................................    16,919     21,963
  Current portion of long-term debt......................       950      1,500
                                                          ---------  ---------
    Total current liabilities............................   141,993    153,648
                                                          ---------  ---------
Long-term debt...........................................   290,336    310,734
Deferred income taxes....................................    17,093     12,709
Other long-term liabilities..............................     3,533      3,649
Commitments and contingencies............................       --         --
Stockholder's equity:
  Preferred stock, $.01 par value; 200 shares authorized
   and unissued..........................................       --         --
  Common stock, $.01 par value; 2,800 share authorized;
   128 shares issued and outstanding.....................       --         --
  Capital in excess of par value.........................   171,073    116,789
  Foreign currency translation adjustment................        44       (278)
  Accumulated deficit....................................  (169,190)  (153,430)
                                                          ---------  ---------
    Total stockholder's equity...........................     1,927    (36,919)
                                                          ---------  ---------
    Total liabilities and stockholder's equity........... $ 454,882  $ 443,821
                                                          =========  =========

                            See accompanying notes.

                           EARLE M. JORGENSEN COMPANY

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                             (DOLLARS IN THOUSANDS)

                                                    YEAR ENDED MARCH 31,
                                              ----------------------------------
                                                 1996        1997        1998
                                              ----------  ----------  ----------
Revenues....................................  $1,025,659  $1,023,565  $1,050,005
Cost of sales...............................     764,638     742,826     755,381
                                              ----------  ----------  ----------
Gross profit................................     261,021     280,739     294,624
Expenses:
  Warehouse and delivery....................     129,966     135,287     128,495
  Selling...................................      41,794      40,791      37,147
  General and administrative................      73,859      69,748      59,377
  Restructuring.............................       3,571      15,638       2,838
  Other non-recurring charges...............       9,205       4,450         --
                                              ----------  ----------  ----------
    Total expenses..........................     258,395     265,914     227,857
                                              ----------  ----------  ----------
Income from operations......................       2,626      14,825      66,767
Interest expense, net.......................      40,874      40,880      41,059
                                              ----------  ----------  ----------
Income (loss) before income taxes and
 extraordinary item.........................     (38,248)    (26,055)     25,708
Income tax provision (benefit)..............      (8,937)        501         873
                                              ----------  ----------  ----------
Net income (loss) before extraordinary item.     (29,311)    (26,556)     24,835
Extraordinary loss, early retirement of
 debt.......................................         --          --        9,075
                                              ----------  ----------  ----------
Net income (loss)...........................  $  (29,311) $  (26,556) $   15,760
                                              ==========  ==========  ==========


                            See accompanying notes.

                           EARLE M. JORGENSEN COMPANY

                CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY
                             (DOLLARS IN THOUSANDS)

                                        CAPITAL
                                           IN       FOREIGN
                          COMMON STOCK   EXCESS    CURRENCY
                          -------------  OF PAR   TRANSLATION ACCUMULATED
                          SHARES AMOUNT  VALUE    ADJUSTMENT    DEFICIT    TOTAL
                          ------ ------ --------  ----------- ----------- --------
Balance at March 31,
 1995...................   128   $ --   $192,411    $(2,688)   $(113,323) $ 76,400
Dividend to Parent......   --      --    (22,289)       --           --    (22,289)
Capitalization of ESOP
 contribution, net......   --      --      3,401        --           --      3,401
Foreign currency
 translation adjustment.   --      --        --      (3,060)         --     (3,060)
Net loss................   --      --        --         --       (29,311)  (29,311)
                           ---   -----  --------    -------    ---------  --------
Balance at March 31,
 1996...................   128     --    173,523     (5,748)    (142,634)   25,141
Dividend to Parent......   --      --     (5,552)       --           --     (5,552)
Capitalization of ESOP
 contribution, net......   --      --      3,102        --           --      3,102
Foreign currency
 translation adjustment
 and writeoff...........   --      --        --       5,792          --      5,792
Net loss................   --      --        --         --       (26,556)  (26,556)
                           ---   -----  --------    -------    ---------  --------
Balance at March 31,
 1997...................   128     --    171,073         44     (169,190)    1,927
Dividend to Parent......   --      --    (56,888)       --           --    (56,888)
Non-cash dividend to
 Parent.................   --      --       (184)       --           --       (184)
Capitalization of ESOP
 contribution, net......   --      --      2,788        --           --      2,788
Foreign currency
 translation adjustment.   --      --        --        (322)         --       (322)
Net income..............   --      --        --         --        15,760    15,760
                           ---   -----  --------    -------    ---------  --------
Balance at March 31,
 1998...................   128   $ --   $116,789    $  (278)   $(153,430) $(36,919)
                           ===   =====  ========    =======    =========  ========


                            See accompanying notes.

                           EARLE M. JORGENSEN COMPANY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)

                                                      YEAR ENDED MARCH 31,
                                                   -----------------------------
                                                     1996      1997      1998
                                                   --------  --------  ---------
OPERATING ACTIVITIES:
Net income (loss)................................  $(29,311) $(26,556) $  15,760
Adjustments to reconcile net income (loss) to net
 cash provided by (used in) operating activities:
  Write-off of foreign currency translation
   losses........................................       --      5,345        --
  Asset write-downs..............................     9,205     4,450        --
  Depreciation and amortization..................    12,022    10,620      9,475
  Amortization of debt issue costs and discount
   on senior notes included in interest expense..     2,279     2,279      1,892
  Write-off of debt issue costs and discount.....       --        --       3,225
  Accrued postretirement benefits................      (256)      280        280
  ESOP expense contributed to capital............     3,401     3,102      2,788
  Deferred income taxes..........................    (9,650)    1,202        660
  Gain on sale of property, plant and equipment..      (559)   (1,079)    (2,480)
  Loss on sale of subsidiaries...................       --        --       2,838
  Provision for bad debts........................     1,362     1,817        414
  Decrease (increase) in cash surrender value of
   life insurance over premiums paid.............    (1,894)   (1,798)       679
  Changes in operating assets and liabilities
   (excluding subsidiaries sold):
    Decrease (increase) in accounts receivable...    40,065    (1,697)     2,994
    Decrease (increase) in inventories...........    21,637    14,407    (18,111)
    Decrease (increase) in other current assets..     2,921       635       (341)
    Increase (decrease) in accounts payable and
     accrued liabilities and expenses ...........    19,241   (19,428)    15,069
  Other..........................................      (345)      470      1,460
                                                   --------  --------  ---------
      Net cash provided by (used in) operating
       activities................................    70,118    (5,951)    36,602
INVESTING ACTIVITIES:
Additions to property, plant and equipment.......   (16,658)   (4,449)    (7,264)
Proceeds from the sale of property, plant and
 equipment.......................................     1,158     4,630     12,534
Costs associated with sale of subsidiaries.......       --        --      (1,739)
Proceeds from sale of subsidiaries...............       --        --       6,918
Premiums paid on life insurance policies.........    (1,530)   (2,345)    (3,373)
Proceeds from redemption of life insurance poli-
 cies............................................       925     1,484        479
                                                   --------  --------  ---------
      Net cash provided by (used in) investing
       activities................................   (16,105)     (680)     7,555
FINANCING ACTIVITIES:
Net borrowings (payments) under revolving loan
 agreements......................................   (19,747)   12,149    (23,576)
Proceeds from issuance of senior notes and term
 loans...........................................       --        --     205,000
Repayment of senior notes........................       --        --    (155,000)
Costs associated with early retirement of debt...       --        --        (906)
Other borrowings (payments), net.................     3,291      (949)    (5,868)
Increase in debt issue costs.....................       --       (810)    (7,277)
Cash dividend to Parent..........................   (22,289)   (5,552)   (56,888)
                                                   --------  --------  ---------
      Net cash provided by (used in) financing
       activities................................   (38,745)    4,838    (44,515)
Effect of exchange rate changes on cash..........    (3,060)      447       (356)
                                                   --------  --------  ---------
Net increase (decrease) in cash..................    12,208    (1,346)      (714)
Cash at beginning of year........................    10,615    22,823     21,477
                                                   --------  --------  ---------
Cash at end of year..............................  $ 22,823  $ 21,477  $  20,763
                                                   ========  ========  =========

                            See accompanying notes.

                          EARLE M. JORGENSEN COMPANY

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                MARCH 31, 1998

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  BASIS OF PRESENTATION AND CONSOLIDATION--The Company became a wholly-owned subsidiary of Earle M. Jorgensen Holding Company, Inc. (the Parent) as the result of a series of business combinations and mergers effective April 1, 1990.

  The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries including Earle M. Jorgensen (U.K.) Ltd (EMJ (UK)) (formerly Kilsby Jorgensen Steel and Aluminium Ltd.), Kilsby Jorgensen Steel & Aluminum S.A. de C.V. (EMJ (Mexico)), and Earle M. Jorgensen (Canada) Inc. (EMJ (Canada)) (formerly Kilsby Jorgensen Steel and Aluminum Inc.) and Stainless Insurance Ltd., a captive insurance subsidiary (EMJ (Bermuda)) operating in the United Kingdom, Mexico, Canada and Bermuda, respectively. Excluding EMJ (Bermuda), net losses from foreign operations totaled $3,516,000 and $95,000 in 1997 and 1998, respectively. In fiscal 1996, such foreign operations generated $357,000 of net income. In fiscal 1997 and 1998, EMJ (Bermuda) generated $436,000 and $155,000 of net income, respectively, from investment income and intercompany fees. In fiscal 1998, the Company sold its operations in the United Kingdom and Mexico (see Note 4). All significant intercompany accounts and transactions have been eliminated.

  Certain amounts reported in prior years have been reclassified to conform to the 1998 presentation.

  USE OF ESTIMATES--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

  REVENUE RECOGNITION--The Company recognizes revenue when products are shipped.

  CONCENTRATION OF CREDIT RISK--The Company sells the majority of its products throughout the United States and Canada. Sales to the Company's recurring customers are generally made on open account terms while sales to occasional customers are made on a C.O.D. basis. The Company performs periodic credit evaluations of its ongoing customers and generally does not require collateral. The Company establishes an allowance for potential credit losses based upon factors surrounding the credit risk for specific customers, historical trends and other information; such losses have been within management's expectations. The Company's allowance for doubtful accounts at March 31, 1997 and 1998 was $963,000 and $406,000, respectively. Management believes there are no significant concentrations of credit risk as of March 31, 1998.

  RESTRUCTURING--In March 1997, the Company approved a plan to restructure its operations. The plan's major actions included selling the Company's foreign operations in the United Kingdom and Mexico, closing four domestic distribution centers whose sales territories are now serviced from other nearby facilities, and reducing the Company's workforce by approximately 10%. As a result, a restructuring charge of $15,638,000 was recorded to cover provisions for loss on sale of foreign operations ($7,027,000, including the write-off of cumulative translation adjustments of $5,345,000); costs of severance and other termination benefits and related expenses associated with the reduction in workforce ($6,537,000); and costs directly related to the closure of facilities for which there is no future economic value ($2,074,000).

  During fiscal 1998, the restructuring plan was substantially completed, including the sale of foreign operations in the United Kingdom and Mexico (see
Note 4) and the closure of three domestic facilities. As of March 31, 1998, accrued restructuring expenses totaled $0.9 million and are considered adequate to cover remaining foreseeable costs.

                          EARLE M. JORGENSEN COMPANY

  In September 1995, the Company implemented a plan designed to enhance operating productivity and efficiencies. As a result, a restructuring charge of $3,571,000 was recorded to cover the costs associated with a 7% reduction in the Company's workforce. In addition, the Company recorded a non-recurring charge of $9,205,000 for write-downs and write-offs of certain property, plant and equipment, a portion of which ($3,330,000) was the excess purchase price or "step-up" allocated to the net book values of such assets at the time of the Company's merger in 1990.

  PROPERTY, PLANT AND EQUIPMENT--Property, plant and equipment is recorded at cost. Additions, renewals and betterments are capitalized; maintenance and repairs which do not extend useful lives are expensed as incurred. Gains or losses from disposals are reflected in income and the related costs and accumulated depreciation are removed from the accounts. Depreciation and amortization is computed using the straight-line method over the estimated useful lives of 10 to 40 years for buildings and improvements and three to 20 years for machinery and equipment. Leasehold improvements are amortized over the terms of the respective leases.

  IMPAIRMENT OF LONG-LIVED ASSETS--In fiscal 1996, the Company adopted SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", which requires impairment losses to be recorded on long-lived assets used in operations or are expected to be disposed of, when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets. There were no impairment losses recorded in fiscal 1996 as the result of adopting SFAS No. 121. In fiscal 1997, the Company evaluated certain applications of its management information and financial reporting system and determined that such applications would not be used in the future. Accordingly, the Company recorded a non-recurring charge of $4,450,000 for the write-off of costs related to these applications.

  DEBT ISSUE COSTS--Debt issue costs are deferred and amortized to interest expense on a straight line basis over the life of the underlying indebtedness. The amortization of debt issue costs aggregated $2,144,000, $2,144,000 and $1,757,000 for the years ended March 31, 1996, 1997 and 1998, respectively. Accumulated amortization of debt issue costs was $8,612,000 and $55,000 at March 31, 1997 and 1998, respectively. In March 1998, the Company incurred $8,517,000 of costs related to the issuance of indebtedness and wrote-off $2,966,000 of unamortized debt issue costs related to retired debt in connection with a series of refinancing transactions (see Note 6).

  FOREIGN CURRENCY TRANSLATION--The assets and liabilities of the foreign subsidiaries have been translated into U.S. dollars using the year-end exchange rates. Revenues, costs and expenses have been translated at average exchange rates for each year. Adjustments resulting from translation of foreign currency financial statements are reflected as a separate component of stockholder's equity. Exchange gains and losses from foreign currency transactions are included in operations in the period in which they occur.

  CASH AND STATEMENTS OF CASH FLOWS--Cash includes disbursements and deposits not yet funded by or applied to the Company's Revolving Credit Facility as of a balance sheet date. The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

  For the years ended March 31, 1996, 1997 and 1998 cash paid for interest on borrowings was $37,310,000, $37,747,000 and $39,993,000, and cash paid for income taxes was $677,000, $403,000 and $360,000, respectively.

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

  During 1997 and 1998, the Financial Accounting Standards Board (FASB) issued SFAS No. 130, "Reporting Comprehensive Income," SFAS No. 131, "Disclosures About Segments of an Enterprise and

                          EARLE M. JORGENSEN COMPANY

Related Information," SFAS No. 132, "Employers' Disclosures About Pensions and Other Postretirement Benefits," and SFAS No. 133, "Accounting for Derivative Instruments and for Hedging Activities." In addition, the Accounting Standards Executive Committee of the AICPA issued Statement of Position (SOP) 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." The Company will adopt the FASB standards in fiscal 1999 and SOP 98-1 by fiscal 2000 and does not believe such adoptions will have a material impact to its financial statements.

2. INVENTORIES

  Substantially all inventories are held for sale at the Company's service center locations and are valued at the lower of cost (using the last-in, first-out (LIFO) method) or market. If the Company had used the first-in, first-out (FIFO) method of inventory valuation, inventories would have been higher by $1,697,000 at March 31, 1997 and $2,046,000 at March 31, 1998.

  In fiscal 1997, a reduction of LIFO inventory quantities carried at costs lower or higher than costs prevailing in prior years occurred but did not have a significant impact on the Company's gross profit. There were no such reductions in fiscal years 1996 and 1998.

  In February 1995, the Company began the implementation of a new enhanced inventory and management information system. To ensure the accuracy of the conversion of the perpetual inventory records, the Company performed physical inventory counts and other procedures at all of its locations during the second, third and fourth quarters of fiscal 1996. The Company identified a difference between the perpetual inventory records and the general ledger amounting to $26.9 million and, accordingly, recorded a charge to cost of sales for this difference in the fourth quarter of fiscal 1996.

3. NET PROPERTY, PLANT AND EQUIPMENT

  Property, plant and equipment and accumulated depreciation at March 31, 1997 and 1998 consisted of the following:

                                                          1997         1998
                                                      ------------ ------------
     Land............................................ $ 32,583,000 $ 27,732,000
     Buildings and improvements......................   43,943,000   34,376,000
     Machinery and equipment.........................   97,940,000   97,920,000
                                                      ------------ ------------
                                                       174,466,000  160,028,000
     Less accumulated depreciation...................   54,416,000   53,385,000
                                                      ------------ ------------
       Net property, plant and equipment............. $120,050,000 $106,643,000
                                                      ============ ============

4. SALE OF FOREIGN OPERATIONS

  In March 1997, the Company approved a plan to sell its foreign operations in the United Kingdom and Mexico and accordingly recorded a charge of $7,027,000 for the estimated loss on the sales, including the recognition of deferred foreign currency translation losses. The Company sold its Mexican operations in August 1997 and sold its United Kingdom operations in January 1998. As a result of such sales, the Company recognized a loss of $2,838,000 in fiscal 1998 that is reflected as a restructuring charge in the accompanying statements of operations.

  For the fiscal years ended March 31, 1996, 1997 and 1998, combined revenues from these foreign operations were $36,629,000, $35,193,000 and $23,417,000;
and income (loss) from operations was $80,000, ($2,935,000) and ($233,000), respectively.

                          EARLE M. JORGENSEN COMPANY

5. CASH SURRENDER VALUE OF LIFE INSURANCE

  The Company is the owner and beneficiary of life insurance policies on all former nonunion employees of a predecessor company including certain current employees of the Company and its Parent. The Company is also the owner and beneficiary of key man life insurance policies on certain current and former executives of the Company and predecessor companies. These policies are designed to provide cash to the Company to repurchase shares held by employees in the ESOP and shares held individually by employees upon the termination of their employment. Cash surrender value of the life insurance policies increase by a portion of the amount of premiums paid and by dividend income earned under the policies. Dividend income earned under the policies totaled
$7.6 million in fiscal 1996, $7.8 million in fiscal 1997 and $10.3 million in fiscal 1998 and is recorded as an offset to general and administrative expense in the accompanying statements of operations.

  The Company has borrowed against the cash surrender value of certain policies to pay a portion of the premiums and accrued interest on those policies and to fund working capital needs. Interest rates on borrowings under the life insurance policies are fixed at 11.76%. As of March 31, 1998, approximately $5,500,000 was available for future borrowings.

                                            SURRENDER                NET CASH
                                           VALUE BEFORE    LOANS     SURRENDER
                                              LOANS     OUTSTANDING    VALUE
                                           ------------ ----------- -----------
     Balance at March 31, 1997............ $ 90,805,000 $76,547,000 $14,258,000
     Balance at March 31, 1998............  105,350,000  88,880,000  16,470,000

  Interest on cash surrender value borrowings totaled $7,173,000, $8,621,000 and $9,354,000 in fiscal 1996, 1997 and 1998, respectively, and is included in net interest expense in the accompanying statements of operations.

6. LONG-TERM DEBT

  On March 24, 1998, the Company consummated a series of refinancing transactions, including the issuance of 9 1/2% Senior Notes totaling $105,000,000, borrowing of $100,000,000 under a variable rate Term Loan, and the replacement of its revolving credit facility. The proceeds from such transactions were used to redeem $155,000,000 of the 10 3/4% Senior Notes, plus call premium and accrued interest, and to prepay $5,084,000 of purchase money indebtedness, including call premium and accrued interest. Accordingly, the Company recorded an extraordinary loss of $9,075,000 consisting of call premiums paid and other expenses incurred, and the write-off of deferred financing costs, related to the early retirement of debt.

  Long-term debt at March 31, 1997 and 1998 consisted of the following:

                                                           1997         1998
                                                       ------------ ------------
     Revolving Loans due March 24, 2003............... $118,011,000 $ 94,434,000
     Variable Rate Term Loan due March 24, 2004.......          --   100,000,000
     9 1/2% Senior Notes due April 1, 2005............          --   105,000,000
     10 3/4% Senior Notes.............................  154,607,000          --
     Industrial Development Revenue Bonds:
       Payable in annual installments of $500,000
        commencing June 1, 1998, interest at 9%.......    4,000,000    4,000,000
       Payable in annual installments of $715,000
        commencing December 1, 2004, interest at
        5.25%.........................................    4,300,000    4,300,000
       Payable in annual installments of $900,000
        commencing September 1, 2000, interest at
        8.5%..........................................    4,500,000    4,500,000
     Purchase money financing.........................    5,868,000          --
                                                       ------------ ------------
                                                        291,286,000  312,234,000
     Less current portion.............................      950,000    1,500,000
                                                       ------------ ------------
                                                       $290,336,000 $310,734,000
                                                       ============ ============

                          EARLE M. JORGENSEN COMPANY

  Aggregate maturities of long-term debt are as follows: $1,500,000 in 1999; $1,500,000 in 2000; $2,400,000 in 2001; $2,400,000 in 2002; $96,834,000 in
2003; and $207,600,000 thereafter.

  The fair value of the Company's Senior Notes and Term Loans at March 31, 1998 was $106,050,000 and $100,125,000, respectively, based on the quoted market price as of that date. The carrying values of all other long-term debt and other financial instruments at March 31, 1998 approximate fair value.

 Credit Agreement

  Effective March 24, 1998, the Company entered into an amended and restated revolving credit facility ("Credit Agreement"), which allows maximum borrowings of $220 million, including letters of credit ($0.7 million outstanding at March 31, 1998). Borrowings under the Credit Agreement bear interest at a base rate (generally defined as the bank's prime lending rate plus 1/2% or LIBOR plus 1.75%). At March 31, 1998, the bank's prime lending rate was 8.50% and LIBOR was 5.69%. In addition, borrowings under the revolving loans are limited to an amount equal to 85% of eligible trade receivables plus 55% of eligible inventories (as defined). Unused available borrowings under the revolving loans totaled $90.6 million at March 31, 1998. The revolving loans mature on March 24, 2003 and are secured by a lien on all domestic inventory and accounts receivable of the Company.

  Under the Credit Agreement the Company is obligated to pay certain fees including an unused commitment fee of 3/8%, payable quarterly in arrears, and letter of credit fees of 1 3/4% per annum of the maximum amount available to be drawn under each letter of credit, payable quarterly in arrears, plus issuance, fronting, amendment and other standard fees. The Company paid loan commitment fees totaling $218,000 in 1996, $305,000 in 1997 and $257,000 in
1998.

  The Credit Agreement contains financial covenants in respect of maintenance of minimum working capital and a fixed charge coverage ratio (as defined). The Credit Agreement also limits, among other things, the incurrence of liens and other indebtedness, mergers, consolidations, the sale of assets, annual capital expenditures, advances, investments and loans by the Company and its subsidiaries, dividends and other restricted payments by the Company and its subsidiaries in respect to their capital stock, and certain transactions with affiliates. On June 4, 1997, the Company received a waiver to fiscal 1997 financial covenants relating to consolidated net worth and fixed charge ratio and received amendments to other financial covenants for future periods.

 9 1/2% Senior Notes and Variable Rate Term Loan

  On March 24, 1998, the Company refinanced $155 million of 10 3/4% Senior Notes by issuing $105 million of 9 1/2% Senior Notes and borrowing $100 million under a variable rate Term Loan. The 9 1/2% Senior Notes were issued at par and interest is payable each April 1 and October 1, commencing October 1, 1998. The 9 1/2% Senior Notes are unsecured obligations of the Company and may be redeemed by the Company under certain conditions and with certain restrictions at varying redemption prices. The Indenture to the 9 1/2% Senior Notes contains certain covenants which limits, among other things, the incurrence of liens and other indebtedness, mergers, consolidations, the sale of assets, investments and loans, dividends and other distributions, and certain transactions with affiliates. The Term Loan bears interest at either an Alternate Base Rate (as defined) plus 2.0% or at LIBOR plus 3.25%. At March 31, 1998, the effective interest rate under the Term Loan was 8.94%. Amounts outstanding under the Term Loan are secured by a first priority lien on substantially all the existing and future acquired unencumbered property, plant and equipment of the Company. Principal payments are required to be paid quarterly in amounts equal to $250,000, commencing on June 30, 1998. The Term Loan may be prepaid, subject to declining call premiums through fiscal 2001 and is subject to prepayments at the option of the holder upon a Change in Control (as defined) and with 100% of net proceeds from asset sales, as permitted. Covenants under the Term Loan are similar to those under the 9 1/2% Senior Notes.

                          EARLE M. JORGENSEN COMPANY

 Other

  The Company issues industrial revenue bonds in connection with significant facility improvements or construction projects. The purchase money financing included borrowings under a loan agreement entered into on March 27, 1995 which provided up to $7,500,000 for the expansion or acquisition of facilities and purchase of equipment. The outstanding borrowings required monthly payments of principal of $79,112 plus interest (at one month LIBOR plus 3.25%) through July 2003 and were repaid on March 24, 1998.

7. INCOME TAXES

  The Company is included in the consolidated tax returns of Holding and calculates its tax provision as though it files on a separate basis. The consolidated tax liability of the Company and Parent is allocated to each of these entities pursuant to a Tax Allocation Agreement between the Company and Parent ("Tax Allocation Agreement"). Under the Tax Allocation Agreement, Parent pays all taxes and is reimbursed by the Company for the lesser of (i) the Company's allocated portion of the taxes due, or (ii) the tax that would be payable if the Company filed its own returns.

  The Company records deferred taxes based upon differences between the financial statement and tax basis of assets and liabilities pursuant to SFAS No. 109, "Accounting for Income Taxes", as though it files on a separate basis. Any differences in deferred taxes determined on a separate basis and the actual payments made or received under the Tax Allocation Agreement are accounted for as an equity adjustment between the Company and Parent. There were no such differences in fiscal 1998. Deferred taxes are also recorded for the future benefit of Federal and state tax losses and tax credit carryforwards. Deferred tax assets have not been recognized for the loss carryforwards of the Company's foreign subsidiaries. Consistent with SFAS No. 109, a valuation allowance has been recognized for certain deferred tax assets, which management believes are not likely to be realized.

  At March 31, 1998, the Company had net operating loss carryforwards of $70,000,000 for Federal income tax purposes. These carryforwards resulted from the Company's losses during 1993 and 1996, and expire in years 2008 and 2011, respectively. The ultimate realization of the benefits of these loss carryforwards is dependent on future profitable operations. In addition, use of the Company's net operating loss carryforwards and other tax attributes may be substantially limited if a cumulative change in ownership of more than 50% occurs within any three year period subsequent to a loss year.

  Significant components of the Company's deferred income tax assets and liabilities at March 31, 1997 and 1998 were as follows:

                                                         1997          1998
                                                     ------------  ------------
   Deferred tax liabilities:
     Tax over book depreciation..................... $ 10,267,000  $  8,497,000
     Purchase price adjustments.....................   43,324,000    40,903,000
                                                     ------------  ------------
   Total deferred tax liabilities...................   53,591,000    49,400,000
                                                     ------------  ------------
   Deferred tax assets:
     Net operating loss carryforwards...............   27,352,000    26,524,000
     Capital loss carryforward......................          --      6,728,000
     Other..........................................   16,538,000    11,546,000
     Valuation allowance for deferred tax assets....  (24,311,000)  (30,070,000)
                                                     ------------  ------------
   Net deferred tax assets..........................   19,579,000    14,728,000
                                                     ------------  ------------
   Net deferred tax liabilities..................... $ 34,012,000  $ 34,672,000
                                                     ============  ============

                          EARLE M. JORGENSEN COMPANY

  Income before taxes consists primarily of income (loss) from the Company's domestic operations and also includes pre-tax income (loss) of $359,000, $(3,080,000) and $60,000 from the Company's foreign operations for fiscal 1996, 1997 and 1998, respectively.

  Significant components of the provision for income taxes attributable to continuing operations for the years ended March 31, 1996, 1997 and 1998 were as follows:

                                            1996          1997         1998
                                        ------------  ------------  -----------
   Current:
     Federal........................... $        --   $        --   $    88,000
     State.............................      676,000       403,000      125,000
                                        ------------  ------------  -----------
     Total current.....................      676,000       403,000      213,000
                                        ------------  ------------  -----------
   Deferred:
     Federal...........................  (12,240,000)  (11,716,000)  (6,109,000)
     State.............................   (3,235,000)   (2,497,000)   1,010,000
     Valuation allowances..............    5,862,000    14,311,000    5,759,000
                                        ------------  ------------  -----------
     Total deferred....................   (9,613,000)       98,000      660,000
                                        ------------  ------------  -----------
                                        $ (8,937,000) $    501,000  $   873,000
                                        ============  ============  ===========

  The reconciliation of the income tax provision (benefit) differs from that which would result from applying the U.S. statutory rate as follows:

                                             1996         1997         1998
                                         ------------  -----------  -----------
   Expected tax (benefit) at Federal
    statutory rate.....................  $(13,387,000) $(9,119,000) $ 5,412,000
   State tax expense (benefit), net of
    Federal taxes......................    (1,876,000)  (1,207,000)     657,000
   Net increase in cash surrender
    values of life insurance...........    (1,607,000)  (2,797,000)  (2,851,000)
   State franchise and capital taxes...       423,000      403,000      448,000
   Effect of Internal Revenue Service
    examination........................       792,000          --           --
   Foreign loss carryforward (with)
    without tax benefit................      (126,000)   1,078,000          --
   Tax benefit of credit carryovers and
    carrybacks.........................           --      (800,000)  (5,796,000)
   Change in valuation allowance.......     5,862,000   12,706,000    5,759,000
   Capital loss on sale of
    subsidiaries.......................           --           --    (4,125,000)
   Other...............................       982,000      237,000    1,369,000
                                         ------------  -----------  -----------
     Income tax (benefit) expense......  $ (8,937,000) $   501,000  $   873,000
                                         ============  ===========  ===========

  The change of $5,759,000 in the valuation allowance for deferred tax assets as of March 31, 1998 was due to the uncertainty of realizing the benefit during the tax loss carryforward period.

8. EMPLOYEE BENEFIT PLANS

 Employee Stock Ownership Plan

  The Company and its Parent have an Employee Stock Ownership Plan (ESOP) which covers nonunion employees of the Company who meet certain service requirements. The cost of the ESOP is borne by the Company through annual contributions to an Employee Stock Ownership Trust (ESOT) in amounts determined by the Board of Directors. Contributions may be made in cash or shares of the Parent's stock as the Parent's Board of Directors may from time to time determine. Participants vest at a rate of 20% per year of service and

                          EARLE M. JORGENSEN COMPANY
become fully vested upon retirement, disability or death. Upon the occurrence of a participant's termination (as defined), retirement, disability, or death, the ESOP is required, by the terms of the ESOP, to either distribute the vested balance in stock or to repurchase the vested balance for cash (as determined by the Benefits Committee). If stock is distributed, it is accompanied by a put option to the Parent under terms defined in the ESOP. Shares of the Parent's Series A and B preferred and common stock owned by the ESOP totaled 83,903, 24,946 and 3,833,577 at March 31, 1998, respectively. Contributions payable to the ESOT totaled $3,401,000, $3,102,000 and $2,788,000 in 1996, 1997 and 1998, which represented 5% of eligible compensation for each of the respective years. The contribution for fiscal years 1996 and 1997 was made in the form of Holding's common stock. The contribution for fiscal 1998 will also be in the form of Holding's common stock.

  Although the Parent has not expressed any intent to terminate or amend the plan, it has the right to do so at any time. In the event of any termination, participants become fully vested to the extent of the balances in their separate accounts and come under the put options as previously discussed.

 Pension and Postretirement Benefit Plans

  The Company maintains a noncontributory defined benefit pension plan covering substantially all hourly union employees (the "Hourly Plan"). Benefits under the Hourly Plan are vested over 5 years and are determined based on years of service and the employee's compensation during the last ten years of employment. The assets of the Hourly Plan for participants are held in trust and consist of bonds, equity securities and insurance contracts and the Company contributes at least the minimum required annually under ERISA. Net pension expense for the Hourly Plan for the years ended March 31, 1996, 1997 and 1998 was $500,000, $420,000 and $641,000, respectively, and included the following components:

                                               1996        1997        1998
                                            -----------  ---------  -----------
Service cost of benefits earned during the
 period...................................  $   484,000  $ 509,000  $   730,000
Interest cost on projected benefit
 obligation...............................      520,000    547,000      596,000
Actual return on plan assets..............   (1,892,000)  (924,000)  (1,940,000)
Net amortization and deferral.............    1,388,000    288,000    1,255,000
                                            -----------  ---------  -----------
                                            $   500,000  $ 420,000  $   641,000
                                            ===========  =========  ===========

  The Company maintains an unfunded supplemental plan which provides benefits to highly compensated employees whose basic pension plan benefit is limited by the Internal Revenue Code (the "Supplemental Plan"). Net pension expense for the Supplemental Plan for the years ended March 31, 1996, 1997 and 1998 was $67,000, $67,000 and $70,000, respectively, and included the following components:

                                               1996        1997        1998
                                            -----------  ---------  -----------
Interest cost on projected benefit
 obligation...............................  $    52,000  $  53,000  $    52,000
Net amortization and deferral.............       15,000     14,000       18,000
                                            -----------  ---------  -----------
                                            $    67,000  $  67,000  $    70,000
                                            ===========  =========  ===========

  In addition to the Company's defined benefit pension plans, the Company sponsors a defined benefit health care plan that provides postretirement medical and dental benefits to eligible full time employees (the "Postretirement Plan"). The Postretirement Plan is contributory, with retiree contributions adjusted annually, and contains other cost-sharing features such as deductibles and coinsurance. The accounting for the Postretirement Plan anticipates future cost-sharing changes to the written plan that are consistent with the Company's expressed intent to increase the retiree contribution rate annually to compensate for the expected health care trend rate. The Company's policy is to fund the cost of medical benefits under this plan as they are submitted for reimbursement. Gains and losses realized from the remeasurement of the plan's liability are

                          EARLE M. JORGENSEN COMPANY
amortized to income over three years. Net benefit expense (income) for the Postretirement Plan for the years ended March 31, 1996, 1997 and 1998 was $(256,000), $280,000 and $280,000, respectively, and included the following components:

                                                  1996       1997       1998
                                                ---------  ---------  ---------
Service cost of benefits earned during the
 period.......................................  $ 201,000  $ 203,000  $ 239,000
Interest cost on projected benefit obligation.    183,000    211,000    216,000
Net amortization and deferral.................   (640,000)  (134,000)  (175,000)
                                                ---------  ---------  ---------
                                                $(256,000) $ 280,000  $ 280,000
                                                =========  =========  =========

  Information as of March 31, 1998, regarding the Hourly Plan, Supplemental Plan, and Postretirement Plan follows:

                                                   SUPPLEMENTAL POSTRETIREMENT
                                      HOURLY PLAN      PLAN          PLAN
                                      -----------  ------------ --------------
   Accumulated benefit obligation,
    including vest................... $(7,097,000)  $(793,000)   $(3,371,000)
   Projected benefit obligation......  (9,675,000)   (793,000)    (3,371,000)
   Fair value of plan assets.........  10,333,000         --             --
   Accrued pension costs.............    (607,000)   (480,000)    (3,600,000)
   Discount rate.....................        7.00%       7.00%          7.00%
   Expected long-term rate of return
    on assets........................        8.00%        --             --
   Rate of increase in compensation
    levels...........................        5.00%       5.00%           --

  As of March 31, 1998, the vested benefit obligation applicable to the Hourly Plan and the Supplemental Plan was $6,740,000 and $793,000, respectively.

  The discount rate, expected long-term rate of return on assets, and rate of increase in compensation levels used to calculate the expense under these plans for fiscal 1996, 1997 and 1998 were 8.25%, 8.00% and 5.00%; 7.25%, 8.00%
and 5.00% and 7.00%, 8.00% and 5.00%, respectively.

  The health care cost trend rate used in the calculation of cost (income) related to the postretirement health care plans was 8.5% grading down ratably to 5.5% by March 2004. A 1% increase in the assumed health care cost trend rate would have increased postretirement costs in fiscal 1998 by $191,000.

  The health care cost trend rate used to calculate the accumulated postretirement benefit obligation was 8.5% for 1998, grading down ratably to 5.5% by March 2004. The health care cost trend rate assumption can have a significant effect on the amounts reported. A 1% increase in the assumed health care cost trend rate in each year would increase the projected benefit obligation as of March 31, 1998 by $463,000.

  In accordance with union agreements, the Company also contributes to multiemployer defined benefit retirement plans covering substantially all union employees of the Company. Expenses incurred in connection with these plans totaled $1,771,000, $1,753,000 and $1,615,000 in 1996, 1997 and 1998,
respectively.

9.  COMMITMENTS AND CONTINGENCIES

 Lease Commitments

  The Company leases, under several agreements with varying terms, certain office and warehouse facilities, equipment and vehicles. Rent expense totaled $17,844,000, $18,859,000 and $17,412,000 for the years ended March 31, 1996,
1997 and 1998, respectively. The portion of rent expense paid to related parties totaled $443,000, $367,000 and none for the years ended March 31, 1996, 1997 and 1998, respectively. As of March 31,

                          EARLE M. JORGENSEN COMPANY

1998, there were no future lease obligations with related parties. Minimum rentals of certain leases escalate from time to time based on certain indices. At March 31, 1998 the Company was obligated under noncancellable operating leases for future minimum rentals as follows:

       Fiscal year:
         1999....................................................... $13,073,000
         2000.......................................................  11,058,000
         2001.......................................................   8,667,000
         2002.......................................................   6,060,000
         2003.......................................................   4,457,000
         Thereafter.................................................  14,257,000
                                                                     -----------
           Total.................................................... $57,572,000
                                                                     ===========

 Other Commitments

  In connection with the 1990 merger, the Company agreed to pay Kelso & Companies, Inc. (Kelso), affiliates of which own the majority of Parent's common stock, an annual fee of $1.25 million each year for financial advisory services and to reimburse it for out-of-pocket expenses incurred in connection with rendering such services. The Company also agreed to indemnify Kelso and its affiliates against certain claims, losses, damages and liabilities and expenses that may arise in connection with the merger. The agreement for advisory services was amended in September 1997 to provide such services at an annual fee of $625,000 for each of the fiscal years ending March 31, 1998 and 1999. The term of the agreement with Kelso is indefinite. Fees and expenses paid to Kelso in connection with these agreements totaled $1,404,000, $1,643,000 and $687,000 during the years ended March 31, 1996, 1997 and 1998, respectively.

 Environmental Contingencies

  The Company is currently involved with investigation and/or remediation activities at several current and formerly-owned facilities where soil and/or groundwater contamination is present or alleged. As of March 31, 1998, reserves totaling $2.3 million have been established to cover those future environmental costs associated with the matters specified below, which are known or can be reasonably estimated based on findings and recommendations from independent environmental consultants.

  Alameda Street (Los Angeles). Remediation was completed in fiscal 1996 and the Company has received final approval from the County of Los Angeles authorities. Total costs incurred by the Company in connection with this project were $3.4 million, of which $1.7 million has been capitalized to the property. The Company was reimbursed $1.5 million of such costs by the lessee in accordance with a cost sharing agreement.

  In February 1998 the Company was notified that it had potential responsibility for lead and copper soil contamination of another undeveloped parcel that is part of the Alameda Street property. A remediation plan has been approved by local government agencies. As of March 31, 1998, the Company's accrual for future investigation and remediation expenditures includes the estimated costs under the remediation plan.

  Bristol (Pennsylvania). A remedial action plan submitted and approved by the Pennsylvania regulatory agency was completed in fiscal 1998. As of March 31, 1998, the project's cost has totaled $4.3 million, of which $3.2 million has been paid by the Company and $1.1 million was paid by the former owner of the property pursuant to a cost sharing agreement. No additional costs are expected to be incurred. The Company sold the facility in July 1996.

                          EARLE M. JORGENSEN COMPANY

  Forge (Seattle/Kent, WA). The Company has indemnified the purchasers of its former Forge facility for remediation of certain conditions at the facility and at an off-site disposal site existing at the date of purchase. In addition, the Company indemnified such purchasers for up to $2.5 million of remediation and investigation costs associated with or related to the environmental conditions existing at the time of sale and discovered after the closing and for which claims were made prior to July 2, 1995. No such claims were made. As of March 31, 1998, the remediation and investigation costs of the Forge facility have totaled $2.6 million. The Company's accrual for future investigation and remediation expenditures includes the estimated remaining costs of remediation. As of March 31, 1998, remediation and investigation costs at the disposal site have totaled $0.5 million and the Company has reserved for future monitoring costs.

  Union (New Jersey). During fiscal 1994, the Company was notified by the current owner that it has potential responsibility for the environmental contamination of a property formerly owned by a subsidiary and disposed of by such subsidiary prior to its acquisition by the Company. The prior owner of such subsidiary has also been notified of its potential responsibility. On March 27, 1997, the current owner of the property informed the Company that it estimated the cost of investigation and cleanup of the property at $875,000 and requested contribution to such costs from the Company and the prior owner. The Company has contested responsibility and commented on the cleanup plan. The Company does not have sufficient information to determine what potential liability it has, if any. Accordingly, no reserves have been specifically established for this matter as of March 31, 1998.

  Although it is possible that new information or future developments could require the Company to reassess its potential exposure relating to all pending environmental matters, management believes that, based upon all currently available information, the resolution of such environmental matters will not have a material adverse effect on the Company's financial condition, results of operations or liquidity. The possibility exists, however, that new environmental legislation and/or environmental regulations may be adopted, or other environmental conditions may be found to exist, that many require expenditures not currently anticipated and that may be material.

 Other

  The Company is involved in litigation in the normal course of business. In the opinion of management, these matters will be resolved without a material impact on the Company's financial position or results of operations.

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  NO DEALER, SALESPERSON OR OTHER PERSON IS AUTHORIZED IN CONNECTION WITH ANY
OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THE SECURITIES OFFERED HEREBY, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION TO SUCH PERSON. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCE CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                                ---------------

                               TABLE OF CONTENTS

                                                                            PAGE
Available Information.....................................................   iv
Forward-Looking Statements................................................   iv
Prospectus Summary........................................................    1
Risk Factors..............................................................   12
Use of Proceeds...........................................................   18
Capitalization............................................................   19
The Exchange Offer........................................................   20
Selected Historical Consolidated Financial Data...........................   29
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   31
Business..................................................................   39
Management................................................................   48
Security Ownership of Certain Beneficial Owners and Management............   57
Certain Relationships and Related Transactions............................   59
Description of the Notes..................................................   60
Description of Other Indebtedness.........................................   82
Certain U.S. Federal Income Tax Consequences..............................   85
Plan of Distribution......................................................   89
Legal Matters.............................................................   90
Experts...................................................................   90
Index to Financial Statements.............................................  F-1

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                      [LOGO OF EARLE M. JORGENSEN COMPANY]

                          Earle M. Jorgensen Company

                               OFFER TO EXCHANGE
                    9 1/2% SENIOR NOTES DUE 2005, SERIES B
                              FOR ALL OUTSTANDING
                    9 1/2% SENIOR NOTES DUE 2005, SERIES A

                          --------------------------

                                  PROSPECTUS

                          --------------------------


                                AUGUST 12, 1998

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